As filed with the Securities and Exchange Commission on March 31, 2004.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Cascade Financial Corporation

(Exact name of registrant as specified in its charter)

Washington	6022	91-1661954
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2828 Colby Avenue

Everett, Washington 98201
(425) 339-5500
(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive office)

Glen P. Garrison, Esq.

Thomas A. Sterken, Esq.
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Everett, Washington 98201-3052
(206) 623-1900
(Name and address, including ZIP code, and telephone number, including area code, of agent for service)

with a copy to:

Gordon E. Crim, Esq.

Foster Pepper Tooze LLP
601 SW 2nd Avenue, Suite 1800
Portland, Oregon 97204-3171
(503) 221-0607

     Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/ prospectus.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities Being Registered	Registered(1)	Per Share(2)	Price(2)	Registration Fee(2)

Common Stock, $.01 par value	1,250,000	N/A	$2,819,203	$357.19

(1)	Represents the maximum number of shares of common stock, $.01 par value per share, estimated to be issuable by Cascade Financial Corporation (“Cascade”) upon consummation of the acquisition of Issaquah Bancshares, Inc. (“Issaquah”) by Cascade, including shares to be issued with respect to Issaquah options.

(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed by subtracting $9,192,105 (the cash to be paid by Cascade) from the product of (A) the book value of Issaquah common stock on December 31, 2003 ($25.69) and (B) 467,548 (the maximum number of shares of Issaquah expected to be exchanged for the common stock being registered, including shares to be issued with respect to Issaquah options).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/ PROSPECTUS

MERGER PROPOSED

YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

      You are cordially invited to attend a special meeting of shareholders of Issaquah Bancshares, Inc. (“Issaquah”), to be held on May 24, 2004, at 6:00 p.m., at the company’s main office, located at 1055 NW Maple Street, Issaquah, Washington 98027.

      At the special meeting, you will be asked to vote upon a proposal to approve the Agreement and Plan of Merger dated as of February 11, 2004 (the “merger agreement”), by and among Cascade Financial Corporation (“Cascade”), its wholly owned subsidiary Cascade Bank, and Issaquah and its wholly owned subsidiary Issaquah Bank, under which Issaquah will merge into Cascade, and Issaquah Bank will merge into Cascade Bank.

      Under the terms of the merger agreement, Issaquah shareholders will receive cash and/or shares of Cascade common stock with a value between $64.50 and $85.50 per share of Issaquah common stock. You may elect whether to receive consideration for your shares in the merger in cash or stock, or a combination based on the overall mix of cash and stock to be issued in the merger. However, because the total amount of cash and stock to be issued by Cascade is fixed, you may receive a combination of cash and stock that differs from your election if too many shareholders elect one form of consideration over the other. The value you receive for your Issaquah shares will depend on the average market price of Cascade common stock during a 20-day valuation period prior to closing. The formula for determining the amount of cash or the number of shares of Cascade common stock that you will receive is complex and is described, along with other terms and conditions of the merger, in detail in the attached proxy statement/ prospectus. Cascade’s common stock trades on the Nasdaq SmallCap MarketTM under the symbol “CASB.”

      Regardless of which election you make, if the merger is approved the payment provisions of the merger agreement are intended to cause the value of the per share consideration you receive to be substantially equivalent as of the valuation period. Examples of merger consideration scenarios based on different prices can be found under the heading “The Merger — Merger Consideration” and “— Election Procedure” on pages 19 and 21 of this proxy statement/ prospectus.

      If the merger is completed, Issaquah shareholders will own approximately 13% of the outstanding common stock of Cascade. We cannot complete the merger unless we obtain approval from Issaquah shareholders by the affirmative vote of at least two-thirds of the outstanding shares, in addition to regulatory approvals and certain other conditions described in this proxy statement/ prospectus. AS A RESULT, YOUR VOTE IS VERY IMPORTANT. We urge you to complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the special meeting. If you attend the meeting, you may vote in person even if you previously returned your proxy card. If you do not vote or if you abstain from voting, your actions will have the same effect as a vote against the merger agreement.

      No vote of Cascade shareholders is required to complete the merger.

      This proxy statement/ prospectus gives you detailed information about the merger and includes a copy of the merger agreement. You should read both carefully. This document is a proxy statement that Issaquah is using to solicit proxies for use at its special meeting of shareholders. It is also a prospectus relating to Cascade’s issuance of its shares of common stock in connection with the merger. Before you make a decision on how to vote on the merger, you should consider the “Risk Factors” beginning on page 14 of this proxy statement/ prospectus.

      Your board of directors has approved the merger and believes it is in the best interests of Issaquah and its shareholders.

      The board of directors unanimously recommends that you vote “FOR” the merger proposal.

Sincerely,

EDWARD N. ROBERTS
Chairman of the Board

ROBERT M. ITTES
President and Chief Executive Officer

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Cascade common stock to be issued in the merger or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

      This proxy statement/ prospectus is dated April      , 2004, and was first mailed to shareholders on or about April      , 2004.

REFERENCES TO ADDITIONAL INFORMATION

      This document incorporates important business and financial information about Cascade from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request.

      You can obtain documents related to Cascade that are incorporated by reference in this document (including any exhibits that are incorporated by reference in such documents) by requesting them in writing or by telephone from:

Cascade Financial Corporation

2828 Colby Avenue
Everett, WA 98201
Attn: Lars Johnson, Chief Financial Officer
(425) 259-8533

      Only limited financial information is required to be provided about Issaquah Bancshares, Inc. in this document under the rules of the Securities & Exchange Commission. Additional financial information about Issaquah Bancshares, Inc., including copies of financial statements, is available to you without charge upon your written or oral request to:

Issaquah Bancshares, Inc.
1055 NW Maple Street
P.O. Box 1263
Issaquah, WA 98027
Attn: Ward Smith, Chief Financial Officer
(425) 392-8000

      If you would like to request documents please do so by May 17, 2004, in order to receive them before the special meeting of shareholders.

      See “Where You Can Find More Information” on page 57

ISSAQUAH BANCSHARES, INC.

1055 NW Maple Street
P.O. Box 1263
Issaquah, WA 98027
(425) 392-8000

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held MAY 24, 2004

      NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Issaquah Bancshares, Inc. (“Issaquah”) will be held at the company’s main office, located at 1055 NW Maple Street, Issaquah, Washington 98027, on May 24, 2004, at 6:00 p.m., for the following purposes:

      1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of February 11, 2004, by and among Issaquah Bancshares, Inc. (“Issaquah”), Issaquah Bank, Cascade Financial Corporation (“Cascade”) and Cascade Bank, a copy of which is attached as Appendix A to the accompanying proxy statement/ prospectus, pursuant to which Issaquah will merge into Cascade on the terms and subject to the conditions contained in the merger agreement.

      2. To consider and act upon such other matters as may properly come before the meeting or any adjournment thereof.

      The proposed merger transaction is discussed more fully in the proxy statement/ prospectus attached to this notice. We urge you to read this document and its appendices carefully.

      We have fixed the close of business on April 9, 2004, as the record date for establishing shareholders entitled to notice of, and to vote at, the meeting or any adjournment thereof. We cannot complete the merger unless the holders of two-thirds of the shares of Issaquah common stock outstanding on the record date vote to approve the merger agreement.

      Issaquah shareholders have the right to dissent from the merger and obtain payment of the fair value of their Issaquah shares under Washington law. A copy of the applicable Washington statutory provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/ prospectus. For details of your dissenters’ rights and applicable procedures, please see the discussion under the heading “The Merger — Dissenters’ Rights” beginning on page 42 of the attached proxy statement/ prospectus.

      An election form will be mailed to you separately prior to the anticipated completion of the merger. To select the form of consideration you wish to receive in the merger, you must complete, sign, and date the election form and mail it in accordance with the instructions accompanying the form to Cascade’s exchange agent so that it is received not later than the close of business on                     , 2004.

      THE BOARD OF DIRECTORS OF ISSAQUAH UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

By Order of the Board of Directors,

WARD SMITH,
Secretary

      Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting.

i

QUESTIONS AND ANSWERS

Questions and Answers about the Merger

What is the proposed transaction?

          Issaquah has agreed to merge with Cascade, with Cascade being the surviving corporation. Immediately thereafter, Issaquah Bank will merge with Cascade Bank, with Cascade Bank being the resulting bank.

What will I receive in the merger?

          Under the merger agreement, unless you perfect your statutory dissenters’ rights, you may elect to receive for your shares either:

•	all cash,

•	all Cascade common stock, or

•	a split of cash and Cascade common stock based on the overall mix of cash and stock issued in the merger.

          The value of the cash or stock you receive will be between $64.50 and $85.50 per share of Issaquah common stock. The value will be determined based on the average closing price of Cascade common stock during a 20-day valuation period prior to completion of the merger.

Will I get the form of consideration that I want?

          Not necessarily. Cascade intends to pay a specified amount of cash and issue a specified number of shares of Cascade common stock. Therefore, if too many shareholders elect one form of consideration over the other, elections are subject to the election and allocation procedures described in this proxy statement/ prospectus. Due to these limitations, you may not receive the form of merger consideration that you elect unless you elect to receive the split of cash and stock based on the overall mix of cash and stock issued in the merger. See “The Merger-Allocation” beginning on page 24 for a more detailed discussion of allocation procedures under the merger agreement.

Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election I make?

          Yes. The formula that will be used to calculate the per share consideration is intended to substantially equalize the value of the consideration to be received for each share of Issaquah common stock in the merger, as measured during the valuation period, regardless of whether you elect to receive cash or stock. As the value of Cascade stock fluctuates with its trading price, however, the value of the stock you receive for an Issaquah share likely will not be the same as the cash to be paid per share on any given day before or after the merger.

How do I elect the form of consideration I prefer to receive?

          Prior to the anticipated completion of the merger, you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. To make your election, you must submit an election form, any other transmittal materials and, if you hold certificates for your shares, your stock certificates to Cascade’s exchange agent by the deadline specified in the instructions.

May I change my election once it has been submitted?

          Yes. You may change your election so long as your new election is received by the exchange agent prior to the election deadline.

What happens if I do not make an election prior to the deadline?

          If you fail to submit a valid form of election to the exchange agent prior to the election deadline, then you will be deemed to have made no election and will be issued shares of Cascade common stock in the merger, unless this would result in the limitations in the merger agreement on the number of Cascade shares being exceeded, in which case you will be paid cash for your shares to the extent necessary to avoid an oversubscription for shares.

When will the merger occur?

          We presently expect to complete the merger in the second quarter of 2004. The merger will occur after approval of the shareholders of Issaquah is obtained and the other conditions to the merger are satisfied or waived. Cascade and Issaquah are working toward completing the merger as quickly as possible.

When should I send in my stock certificates?

          Please DO NOT send in your stock certificates with your proxy card. YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF

TRANSMITTAL AND ELECTION FORM REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES.

What are the tax consequences of the merger to me?

          We expect that for United States federal income tax purposes, the merger will be considered a tax-free reorganization, which means that to the extent you receive shares of Cascade common stock in exchange for your shares of Issaquah common stock, you will not recognize any taxable gain or loss and will have a carry-over basis and holding period from your Issaquah shares. To the extent you receive cash in the merger, you will recognize gain or loss. We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you.

Questions and Answers About the Special Meeting of Shareholders

When and where will the special meeting take place?

          Issaquah will hold a special meeting of its shareholders on May 24, 2004, at 6:00 p.m., at the company’s main office at 1055 NW Maple Street, Issaquah, Washington 98027.

How do I vote?

          To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

          Approval of the merger agreement requires the affirmative vote of at least                 shares, representing two-thirds of the outstanding shares of Issaquah common stock. Therefore, if you fail to vote, that will have the same effect as voting against approval of the merger agreement.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

          Yes, but only if you give your broker instructions on how to vote your shares. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the merger.

What happens if I return my proxy but do not indicate how to vote my shares?

          If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger agreement.

Can I change my vote after I have mailed my signed proxy card?

          Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a new proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

          If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Issaquah’s secretary prior to the special meeting.

          If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote.

Who may vote at the meeting?

          The board of directors of Issaquah has set April 9, 2004, as the record date for the meeting. If you were the owner of Issaquah common stock at the close of business on April 9, 2004, you may vote at the meeting.

How soon after the merger is completed can I expect to receive my cash and/or Cascade common stock?

          Cascade will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

What do I need to do now?

          You should carefully read this proxy statement/ prospectus, including the appendices, for important information about the merger, the companies and the special meeting of shareholders. Additional information about Cascade that may be important to you is incorporated by reference into this document from documents separately filed by Cascade with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC. You can find those documents online on the SEC website at http://www.sec.gov.

          Following review of this proxy statement/ prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at Issaquah’s special meeting of shareholders.

What if I choose not to read the incorporated documents?

          Information contained in a document that is incorporated by reference is part of this proxy statement/ prospectus, unless it is superseded by information contained directly in this proxy statement/ prospectus or in documents filed with the SEC after the date of this proxy statement/ prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

What risks should I consider?

          You should review carefully our discussion of “Risk Factors” beginning on page 14. You should also review the factors considered by Issaquah’s board of directors in approving the merger agreement. See “The Merger — Background of the Merger” beginning on page 26 and “The Merger — Reasons of Issaquah for the Merger” beginning on page 28.

Who can help answer my questions?

          You may write or call Ward Smith at 1055 NW Maple Street, P.O. Box 1263, Issaquah, Washington 98027, (425) 392-8000, with any questions about the merger or Issaquah’s special meeting of shareholders.

      This proxy statement/ prospectus does not cover any resale of the securities to be received by shareholders of Issaquah upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/ prospectus in connection with any such resale.

The date of this proxy statement/ prospectus is April      , 2004.

v

SUMMARY

      This summary, together with the preceding section entitled “Questions and Answers,” highlights selected information about this proxy statement/ prospectus. We urge you to read carefully the entire proxy statement/ prospectus and any other documents to which we refer to fully understand the merger. The Agreement and Plan of Merger is attached as Appendix A to this proxy statement/ prospectus. Each item in the summary refers to the page in this proxy statement/ prospectus where that subject is discussed in more detail.

Information About Cascade and Issaquah (see pages 47-52).

Cascade Financial Corporation

2828 Colby Avenue
Everett, WA 98201
(425) 339-5500

          Cascade is a bank holding company and financial holding company headquartered in Everett, Washington, that engages in a general banking business primarily through its banking subsidiary, Cascade Bank.

          Cascade Bank is a Washington-chartered, commercial bank that engages in a general banking business through 15 locations in King and Snohomish Counties in western Washington. Cascade Bank provides a variety of financial products and services for both business and individual customers, including deposit, loan, mortgage and investment services designed to meet substantially all of the financial needs of its customers. Deposits of Cascade Bank are insured by the FDIC.

          As of December 31, 2003, Cascade had total assets of approximately $885.2 million, total net loans receivable and loans held for sale of approximately $567.1 million, total deposits of approximately $564.3 million and approximately $64 million in shareholders’ equity. Cascade’s common stock trades on the Nasdaq SmallCap MarketTM under the symbol “CASB.”

Issaquah Bancshares, Inc.

1055 NW Maple Street
P.O. Box 1263
Issaquah, WA 98027
(425) 392-8000

          Issaquah is a bank holding company headquartered in Issaquah, Washington, that engages in a general banking business primarily through its banking subsidiary, Issaquah Bank.

          Issaquah Bank is a Washington-chartered, commercial bank headquartered in Issaquah, Washington, that provides banking services to businesses and to individuals through locations in Issaquah and North Bend on the Eastside of King County. As of December 31, 2003, Issaquah had total assets of approximately $127.6 million, total loans receivable of approximately $87.9 million, total deposits of approximately $103.5 million and approximately $10.5 million in shareholders’ equity. Deposits of Issaquah Bank are insured by the FDIC.

Issaquah Will Merge into Cascade (see page 18).

          The merger agreement provides for the merger of Issaquah into Cascade and the merger of Issaquah Bank into Cascade Bank. In the merger, your shares of Issaquah common stock will be exchanged for cash, shares of Cascade common stock or a combination of cash and stock. After the merger, you will no longer own shares of Issaquah, and the separate existence of Issaquah will cease. The directors of Cascade and Cascade Bank before the merger will continue to serve as the directors of Cascade and Cascade Bank.

          The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

Issaquah Special Meeting (see page 17).

          The special meeting of shareholders of Issaquah will be held at the company’s main office at 1055 NW Maple Street, Issaquah, Washington 98027, on Monday, May 24, 2004 at 6:00 p.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

          You will be entitled to vote at the Issaquah special meeting if you owned Issaquah common stock at the close of business on April 9, 2004. As of that date there were                 shares of Issaquah common stock entitled to be voted at the special meeting.

Approval of the Merger Agreement Requires the Affirmative Vote of Two-Thirds of the Outstanding Shares of Issaquah Common Stock (see page 17).

          In order to approve the merger agreement, at least two-thirds of the outstanding shares of Issaquah common stock as of the record date must be voted at the special meeting in favor of approval. Cascade shareholders do not have to vote on the transaction.

          As of the record date for the meeting, directors and executive officers of Issaquah, and their affiliates, owned approximately           % (excluding shares issuable upon exercise of outstanding options) of the outstanding shares of Issaquah common stock. The directors and executive officers of Issaquah have agreed to vote their shares in favor of adoption of the merger agreement.

          As of the record date, neither Cascade nor its directors or executive officers or their affiliates held any shares of Issaquah common stock, except one director of Cascade who beneficially owns 1,914 shares.

What Issaquah Shareholders Will Receive in the Merger (see pages 19-21).

          Issaquah shareholders will receive merger consideration with a value between $64.50 and $85.50 per share of Issaquah common stock.

          You may elect to receive in exchange for each of your shares of Issaquah common stock either (1) all cash, without interest, (2) all shares of Cascade common stock, or (3) a combination of cash and shares of Cascade common stock based on the percentage of each to be issued by Cascade in the merger, in each case subject to the election and allocation procedures described in this proxy statement/ prospectus. Because the total amount of cash and stock to be issued by Cascade in the merger is fixed, you may not receive cash or stock in chosen amounts.

          The actual amount of cash or number of shares of Cascade common stock that you will receive for each of your shares of Issaquah common stock cannot be determined until the third trading day immediately prior to the effective date of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading “The Merger — Merger Consideration” beginning on page 19. The formula is intended to substantially equalize the value of the consideration to be received for each share of Issaquah common stock, as measured during a 20-trading day valuation period, regardless of whether you elect to receive cash or stock.

          The actual amounts received will depend on the average closing price of Cascade’s common stock during the valuation period and the actual allocation of cash and stock will be subject in each case to the allocation procedures described under the heading “The Merger — Allocation” beginning on page 24. Actual values of Cascade common stock received will depend on the market price of Cascade common stock at the time of the merger.

          You will find a table on page 20 of this proxy statement/ prospectus that sets forth, based on a range of assumed average closing prices, the per share cash consideration and the per share stock consideration that would be received by Issaquah shareholders, as well as the value of such stock consideration based on the assumed average closing price of Cascade common stock during the applicable valuation period. An additional table appears on page 22, which gives examples of the amounts of Cascade common stock and cash that may be received based on the three possible elections by a hypothetical Issaquah shareholder.

          Prior to the anticipated time of completion of the merger you will receive a form of election and other transmittal materials with instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger — Election Procedure” beginning on page 21 of this proxy statement/ prospectus. If you fail to submit a valid form of election by the election deadline, you will be issued Cascade common stock in the merger unless this would result in an oversubscription for common stock, in which case you will be paid cash for your shares to the extent necessary to avoid an oversubscription.

Issaquah’s Reasons for the Merger (see pages 28-29).

          In reaching its determination to approve the merger agreement, the Issaquah board of directors consulted with Issaquah’s management and its fi nancial and legal advisors, and considered a number of factors, including:

•	The value of the merger consideration;

•	The dividends and liquidity available to Issaquah shareholders if they received Cascade stock in exchange for their shares of Issaquah stock;

•	The information presented by Columbia Financial Advisors, Inc. to the Issaquah board with respect to the merger and the opinion of Columbia, that, as of the date of that opinion, the merger consideration was fair to the holders of Issaquah common stock from a financial point of view (see “The Merger — Opinion of Issaquah’s Financial Advisor” on page 30);

•	The benefits to Issaquah and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•	The continued rapid consolidation in the financial services industry and competitive effects of the increased consolidation on smaller financial institutions such as Issaquah; and

•	The expected impact of the merger on the constituencies served by Issaquah, including its customers, depositors, employees and communities.

          These factors and others are more fully discussed under the heading “The Merger — Reasons of Issaquah for the Merger” beginning on page 28.

Certain Federal Income Tax Consequences (see page 34).

          We expect the merger to be treated as a “reorganization” for federal income tax purposes. Therefore, Issaquah shareholders generally will not recognize any gain or loss on the conversion of shares of Issaquah common stock into shares of Cascade common stock (although the receipt of any cash will be a taxable event). This tax treatment may not apply to some Issaquah shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

The Issaquah Board of Directors Unanimously Recommends Shareholder Approval of the Merger (see page 28).

          Issaquah’s board of directors believes that the merger is in the best interests of the Issaquah shareholders and has unanimously approved the merger agreement. Issaquah’s board of directors recommends that Issaquah shareholders vote “FOR” approval of the merger agreement.

Issaquah’s Financial Advisor Says the Merger Consideration is Fair to Issaquah Shareholders (see page 30-32).

          Columbia Financial Advisors, Inc. has served as financial advisor to Issaquah in connection with the merger and has given an opinion to Issaquah’s board of directors that, as of February 11, 2004 (the date Issaquah’s board of directors voted to approve the merger) and as of the date of this proxy statement/ prospectus, the consideration Cascade will pay for the Issaquah common stock is fair to Issaquah shareholders from a financial point of view. A copy of the opinion delivered by Columbia is attached to this document as Appendix C. Issaquah shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Columbia in providing its opinion.

Issaquah’s Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders (see pages 33-34).

          In addition to their interests as shareholders, the directors and executive officers of Issaquah each have interests in the merger that are different from your interests, including stock options and certain other compensatory arrangements discussed under the heading “Interests of Certain Persons in the Merger” beginning on page 33 of this proxy statement/ prospectus.

          Issaquah’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

          As of the record date, the directors and executive officers of Issaquah owned and are entitled to vote                 shares of Issaquah common stock, which represent approximately           % of the outstanding shares of Issaquah common stock.

The Merger Is Expected to Occur in the Second Quarter of 2004 (see page 25).

          The merger is expected to occur as soon as practicable after all the conditions to its completion under the merger agreement have been satisfied or waived. Currently, we anticipate that the merger will occur in the second quarter of 2004. However, we cannot assure you when or if the merger will occur.

Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions (see pages 38-39).

          Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

•	Approval of the merger agreement by shareholders holding two-thirds or more of the outstanding shares of Issaquah common stock;

•	Approval of the merger by federal and state regulatory authorities;

•	The absence of any material adverse change in (i) the business, property, assets (including loan portfolios), liabilities, or financial or other condition of Issaquah or Cascade, or (ii) the ability of Issaquah or Cascade to complete the merger.

•	Issaquah’s capital at closing (as determined in the merger agreement) shall not be less than $10,500,000; and

•	Receipt by Cascade and Issaquah of legal and tax opinions.

We May Not Complete the Merger Without All Required Regulatory Approvals (see pages 40-42).

          The merger must be approved by the Federal Reserve, the Federal Deposit Insurance Corporation (FDIC), and the Washington Department of Financial Institutions. We filed these applications with these regulatory bodies seeking such approval in March 2004. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Termination of the Merger Agreement (see pages 43-45).

          Cascade and Issaquah can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either Issaquah or Cascade can decide, without the consent of the other, to abandon the merger in a number of situations, including:

•	The other party breaches a representation, warranty or covenant in the merger agreement, and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing), provided that in the case of a representation or warranty, the breach would have a material adverse effect on the breaching party;

•	There has been a material adverse change in the business, property, liabilities, prospects, or condition (financial or otherwise) of the other party, or in its ability to complete the merger;

•	The merger has not been completed by September 30, 2004;

•	Issaquah shareholder approval is not received at the special meeting; or

•	A regulatory authority denies a necessary approval or issues an order preventing the merger.

          Subject to certain conditions, Issaquah’s board of directors may terminate the merger agreement if Issaquah receives an unsolicited acquisition proposal from a third party that the Issaquah board determines in good faith, consistent with its fiduciary duties upon advice of its financial advisor and counsel, to be more favorable to Issaquah and its shareholders than the Cascade transaction.

          Issaquah may also terminate the merger agreement if its financial advisor, Columbia Financial Advisors, Inc., withdraws its fairness opinion.

          Cascade may also terminate the merger agreement if, prior to the effective date of the merger, the average closing price of Cascade common stock is less than $14.44, unless Issaquah’s board of directors decides to complete the merger even though the per share merger consideration would be less than $64.50. See “The Merger — Termination of the Merger Agreement — General” beginning on page 43.

          If Issaquah’s capital at closing is less than $10.5 million, Cascade has the option to either elect to terminate the merger agreement or to reduce the cash portion of the merger consideration by the amount of the shortfall.

Issaquah and Cascade Must Pay a Termination Fee to the Other Party Under Certain Circumstances (see pages 44-45).

          Under the merger agreement, Issaquah must pay Cascade a termination fee of $1.5 million if Issaquah terminates the merger agreement in order to accept a superior acquisition proposal. Issaquah would also have to pay the $1.5 million termination fee if either:

•	A third party makes an acquisition proposal with respect to Issaquah that is known to Issaquah and has been publicly announced or otherwise become public, and thereafter, both of the following occur:

(1)	the merger agreement is terminated by Cascade or Issaquah because Issaquah shareholders fail to approve the merger, and

(2)	within 12 months of terminating the merger agreement Issaquah enters into an acquisition agreement with a third party.

          Cascade and Issaquah are required to pay a $1 million termination fee to the other party if the merger is terminated because that party materially breaches the merger agreement or fails to timely perform its obligations under the merger agreement. Issaquah must also pay a $1 million termination fee to Cascade if Issaquah’s shareholders fail to approve the merger.

          Issaquah agreed to pay a termination fee under the circumstances described above in order to induce Cascade to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Issaquah.

Effect of Merger on Rights of Issaquah Shareholders (see pages 53-56).

          The rights of Issaquah shareholders are governed by Washington law, as well as Issaquah’s articles of incorporation and bylaws. After completion of the merger, the rights of the former Issaquah shareholders receiving Cascade common stock in the merger will still be governed by Washington law, but subject to Cascade’s articles of incorporation and bylaws. Although Cascade’s articles of incorporation and bylaws are similar in many ways to Issaquah’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Issaquah shareholders.

Dissenters’ Rights of Shareholders (see pages 42-43).

          Issaquah shareholders have the right under Washington law to dissent from the merger, obtain an appraisal of the fair value of their Issaquah shares, and receive cash equal to the appraised fair value of their Issaquah shares instead of receiving the merger consideration. To exercise dissenters’ rights, among other things, an Issaquah shareholder must (i) notify Issaquah prior to the vote of its shareholders on the transaction of the shareholder’s intent to demand payment for the shareholder’s shares, and (ii) not vote in favor of the merger agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Issaquah common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder’s statutory dissenters’ rights.

          A shareholder electing to dissent from the merger must strictly comply with all procedures required under Washington law. These procedures are described more fully beginning on page 42 of this proxy statement/ prospectus, and a copy of the relevant Washington statutory provisions regarding dissenters’ rights is included in this proxy statement/ prospectus as Appendix C.

Restrictions on the Ability to Sell Cascade Shares Received in the Merger (see page 46)

          Unless you are considered to be an affiliate of Issaquah under federal securities laws, the Cascade shares you receive in the merger will be freely transferable. If you are considered to be an affiliate, you can sell the Cascade shares you receive in the merger only pursuant to a registration statement or an exemption from registration under the Securities Act of 1933 or as permitted under the rules of that Act (including rule 145). Generally, you are considered an affiliate if you are an officer, director or 10% shareholder of Issaquah. As a practical matter, the rules of the Securities Act would generally permit an affiliate to sell the Cascade shares received in the merger if the shares are sold through a broker or dealer. This proxy statement/ prospectus does not cover resales of Cascade common stock received in the merger by affiliates of Issaquah.

Treatment of Issaquah Stock Options (see page 25).

          In addition to the merger consideration above, holders of Issaquah options that have not been exercised as of the effective date of the merger will receive a combination of cash and Cascade common stock (in the same proportions as the merger consideration) equal in value to the difference between the per share merger consideration and the exercise price of such options, upon completion of the merger. Any additional Issaquah shares issued with respect to any Issaquah options exercised prior to the effective date will be converted into the merger consideration.

          As of the date of this proxy statement/ prospectus, Issaquah has employee and director stock options outstanding for 11,725 shares of Issaquah common stock, all of which will be 100% vested and exercisable upon closing.

Share Information and Market Prices (see pages 12-13).

          The following table sets forth the closing sale price per share of Cascade common stock and the most recent sale price per share of Issaquah common stock known to the company, and the equivalent per share price for Issaquah common stock, as of February 10, 2004 (the last full trading day before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the Cascade common stock at $19.90 per share, multiplying this value by the 1,188,268 shares of Cascade common stock being issued in the merger, and adding to this amount the cash consideration of $9,192,105. This total consideration is then divided by the total number of shares of Issaquah common stock outstanding as of February 10, 2004 (408,538 shares).

	Cascade	Issaquah	Equivalent
	Common	Common	Price Per
	Stock	Stock	Share

February 10	$19.90	$45.00	$80.38

      The market prices of Cascade common stock will fluctuate prior to the merger. You should obtain current market quotations for Cascade common stock.

Listing of Cascade Shares (see page 45)

          The Cascade shares to be issued in the merger will be listed on the Nasdaq SmallCap MarketTM and trade under the symbol “CASB”.

Cascade to Use Purchase Method of Accounting (see page 46)

          Cascade will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America.

FORWARD-LOOKING STATEMENTS

      This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Cascade’s and Issaquah’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

      The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.

      Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed below under “Risk Factors,” and in Cascade’s reports filed with the SEC.

      All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Cascade or Issaquah or any person acting on behalf of Cascade or Issaquah are expressly qualified in their entirety by the cautionary statements above. Neither Cascade nor Issaquah undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF CASCADE

      The following table sets forth selected historical consolidated financial data for Cascade. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/ prospectus. See “Where You Can Find More Information.”

CASCADE FINANCIAL CORPORATION AND SUBSIDIARIES

SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION

				At or for the
	At or for the Years Ended			Six Month	At or for the Years Ended
				Period Ended
	December 31,	December 31,	December 31,	December 31,	June 30,	June 30,	June 30,
	2003	2002	2001	2001	2001	2000	1999

			[unaudited]

	($ in thousands, except per share data)
Summary of Operations:
Interest income	$50,363	$52,470	$55,884	$27,474	$56,689	$48,582	$38,205
Interest expense	22,753	26,446	34,481	16,272	37,128	29,847	21,956

Net interest income	27,610	26,024	21,403	11,202	19,561	18,735	16,249
Provision for loan losses	1,275	1,895	1,370	810	980	770	427

Net interest income after provision for loan losses	26,335	24,129	20,033	10,392	18,581	17,965	15,822
Noninterest income	5,306	4,039	3,322	1,817	2,643	2,276	2,837
Noninterest expense	17,733	16,321	14,864	7,461	14,301	14,617	12,438

Income before provision for income taxes	13,908	11,847	8,491	4,748	6,923	5,624	6,221
Provision for income taxes	4,309	3,775	2,874	1,598	2,357	1,912	2,117

Net Income	$9,599	$8,072	$5,617	$3,150	$4,566	$3,712	$4,104

Basic earnings per share	$1.17	$1.01	$0.73	$0.41	$0.60	$0.49	$0.55
Diluted earnings per share	$1.13	$0.98	$0.70	$0.39	$0.57	$0.46	$0.50
Cash dividends paid per share	$0.18	$0.04	$—	$—	$—	$—	$—
Statement of Financial Condition:
Total assets	$885,220	$804,463	$762,323	$762,323	$733,377	$676,486	$557,396
Net loans receivable and loans held for sale	$567,094	$546,677	$576,226	$576,226	$564,869	$539,972	$455,736
Total deposits	$564,314	$509,850	$419,980	$419,980	$401,915	$398,507	$361,786
Total borrowings	$250,123	$228,379	$286,602	$286,602	$279,354	$231,753	$148,257
Shareholders’ equity	$63,957	$56,640	$47,677	$47,677	$44,597	$37,256	$34,239
Book value per share	$7.76	$6.99	$6.16	$6.16	$5.80	$4.90	$4.57
Key Operating Ratios:
Return on average assets	1.13%	1.05%	0.77%	0.85%	0.64%	0.60%	0.83%
Return on average shareholders’ equity	15.81%	15.49%	12.63%	13.63%	11.26%	10.37%	12.21%
Average shareholders’ equity to average assets	7.15%	6.75%	6.11%	6.25%	5.71%	5.78%	6.77%
Net interest margin(1)	3.35%	3.44%	3.01%	3.10%	2.84%	3.13%	3.43%
Ratio of non-performing assets to total assets(2)	0.27%	0.18%	0.32%	0.32%	0.29%	0.16%	0.22%
Dividend payout ratio	15.00%	4.00%	—%	—%	—%	—%	—%

(1)	Net interest margin equals net interest income as an annualized percentage of total interest-earning assets.

(2)	Non-performing assets consist of non-performing loans (including non-accrual loans and certain other delinquent loans at the discretion of management) and other real estate.

PRO FORMA SELECTED COMBINED UNAUDITED FINANCIAL INFORMATION

      The following table sets forth selected combined financial data for Cascade and Issaquah on an historical and pro forma basis reflecting the merger of Issaquah and Cascade, accounted for as a purchase as if the acquisition had occurred on December 31, 2003 with respect to the statement of financial condition data and as of January 1, 2003 with respect to the statement of income data. This information is only a summary and should be read in conjunction with the historical financial statements of Cascade, including the notes thereto, incorporated by reference in this proxy statement/ prospectus, and the historical financial statements of Issaquah, including the notes thereto. See “Where You Can Find More Information.” The per share pro forma data in the following table is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the merger been completed during the periods, or as of the date for which this pro forma data is presented.

      We anticipate that the merger will provide the combined company with financial benefits that include increased revenues and reduced operating expenses. The pro forma information does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger.

      The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Issaquah’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Issaquah will change the amount of the purchase price allocable to goodwill. Additionally, changes to Issaquah’s shareholders’ equity including net income and changes in the market value of Cascade’s common stock after December 31, 2003 through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

CASCADE FINANCIAL CORPORATION AND ISSAQUAH BANCSHARES, INC. PRO FORMA

CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION

	At or for the Year Ended December 31, 2003

					Pro Forma
	Cascade	Issaquah	Adjustments		Combined

	($ in thousands, except share and per share data)
Statement of Income Data:
Interest income	$50,363	$7,380	$(92	)(1)	$57,651
Interest expense	22,753	2,254			25,007

Net interest income	27,610	5,126	(92)		32,644
Provision for loan losses	1,275	190			1,465

Net interest income after provision for loan losses	26,335	4,936	(92)		31,179
Noninterest income	5,306	724			6,030
Noninterest expense	17,733	3,342	200	(2)	21,275

Income before provision for income taxes	13,908	2,318	(292)		15,934
Provision for income taxes	4,309	779	(96)		4,992

Net Income	$9,599	$1,539	$(196)		$10,942

Per Common Share Data:
Earnings per share
Basic	$1.17	$3.80			$1.17
Diluted	$1.13	$3.71			$1.13
Book value per share (period end)	$7.76	$25.69			$9.05
Cash dividends paid per share	$0.18	—
Weighted average shares
Basic	8,184,445		1,188,268		9,372,713
Diluted	8,461,503		1,188,268		9,649,771
Outstanding Shares 12/31/03	8,241,288		1,188,268		9,429,556
Statement of Financial Condition Data (period end):
Cash and cash equivalents	$13,011	$2,490	$(9,200	)(3)	$6,301
Interest-bearing deposits with other banks	1,060	5,606	—		6,666
Securities available for sale	189,747	$26,348	—		216,095
Securities HTM	86,719	685	—		87,404
Net loans receivable and loans held for sale	567,094	86,504	—		653,598
Goodwill and intangible assets	—	—	21,455	(4)	21,455
Other assets	27,589	5,953	—		33,542

Total assets	$885,220	$127,586	$12,255		$1,025,061

Total deposits	564,314	103,355	—		667,669
Borrowings	250,123	13,350	—		263,473
Other liabilities	6,826	385	400		7,611

Total liabilities	$821,263	$117,090	400		$938,753

Shareholders’ equity	63,957	10,496	11,855	(5)(6)	86,308

Total liabilities and shareholders’ equity	$885,220	$$127,586	$12,255		$1,025,061

(1)	Estimated reduction in interest income due to cash paid out in connection with acquisition.

(2)	Estimated amortization of core deposit intangible. Core deposit intangible will be amortized over a period not to exceed the estimated average life of the deposit base acquired.

(3)	Estimated cash paid in connection with the acquisition.

(4)	Estimated core deposit intangible ($1.6 million) and goodwill ($19.9 million) resulting from the acquisition.

(5)	Estimated additional capital recorded net of equity purchased in connection with the issuance of common stock.

(6)	The final purchase price allocation will not be completed until later in 2004 after completion of appraisals on the assets and liabilities acquired. Any purchase accounting adjustments to assets and liabilities acquired will be made after the final purchase price allocation process has been completed. Other than the adjustments noted in (3) and (4) for each cash and cash equivalents, and goodwill and intangible assets, no other material adjustments to any individual assets or liabilities are expected. The allocation in (4) may change with the completion of these appraisals. The exchange ratio for creating the pro forma was based upon 1,188,268 shares issued at $19.90 per share and a cash payment of $9.2 million.

COMPARATIVE STOCK PRICES AND DIVIDENDS

      Cascade. Cascade common stock is quoted on the Nasdaq SmallCap MarketTM under the symbol “CASB.” The table below sets forth the high and low sales prices of Cascade common stock as reported on Nasdaq and cash dividends paid for each quarterly period during the two most recent fiscal years and the first quarter of 2004. High and low prices and cash dividends paid per share in 2003 and 2002 have been adjusted to reflect the 25% stock dividend in December 2003.

	Cascade Common Stock

					Cash Dividends
	High		Low		Paid Per Share

2004
First Quarter	$		$		$.07
2003
Fourth Quarter		$20.99		$14.92	$.06
Third Quarter		$16.00		$12.01	$.04
Second Quarter		$13.20		$9.16	$.04
First Quarter		$10.56		$9.04	$.04
2002
Fourth Quarter		$9.59		$8.20	$.04
Third Quarter		$9.02		$7.92	N/A
Second Quarter		$9.78		$7.40	N/A
First Quarter		$7.80		$6.08	N/A

      The timing and amount of future dividends, if any, paid by Cascade is subject to determination by the board of directors of Cascade in its discretion and will depend on earnings, cash requirements and the financial condition of Cascade and its subsidiaries, applicable government regulations and other factors deemed relevant by the board of directors.

      As of April      , 2004, the                     outstanding shares of Cascade common stock were held by approximately                     holders of record.

      Issaquah. Issaquah common stock is not publicly traded on Nasdaq or any other exchange. Issaquah common stock has occasionally been sold or transferred in private transactions. The table below sets forth the high and low sales prices of Issaquah common stock in such transactions known to Issaquah management for each quarterly period during the two most recent fiscal years and the first quarter of 2004. Due to the limited information available and the absence of any trading market, such transactions may not accurately reflect the actual market value of Issaquah common stock.

	Issaquah Common Stock

			Cash Dividends
	High	Low	Paid Per Share

2004
First Quarter	$45.00	$45.00	-0-
2003
Fourth Quarter	$45.00	$45.00	-0-
Third Quarter	$42.00	$42.00	-0-
Second Quarter	$42.00	$42.00	-0-
First Quarter	$42.00	$40.00	-0-
2002
Fourth Quarter	$40.00	$40.00	-0-
Third Quarter	$38.00	$38.00	-0-
Second Quarter	$38.00	$38.00	-0-
First Quarter	$38.00	$38.00	-0-

      As of April      , 2004, the                     outstanding shares of Issaquah common stock were held by approximately                     holders of record.

      Issaquah has not paid cash dividends since its incorporation in 1997.

      Recent Stock Price Data. The following table sets forth the closing prices per share for Cascade common stock, as reported on Nasdaq, and Issaquah common stock, based on the private transactions set forth above, and the equivalent pro forma per share price for Issaquah common stock on February 10, 2004, the last full trading day prior to the public announcement of the execution of the merger agreement, and on April      , 2004, which is the most recent date for which it was practicable to obtain market price data prior to the printing of this proxy statement/ prospectus. Holders of Issaquah common stock are urged to obtain current market quotations for shares of Cascade common stock.

	February 10,	April ,
	2004	2004

Closing price per share:
Cascade	$19.90	$
Issaquah	$45.00	$
Equivalent pro forma price per share of Issaquah common stock	$80.38 (1)	$(2)

(1)	Computed by multiplying the Cascade closing price on February 10, 2004 by the 1,188,268 shares of Cascade common stock being issued in the merger, adding the cash consideration of $9,192,105 and dividing the total consideration by the number of shares of Issaquah common stock outstanding as of February 10, 2004 (408,538 shares).

(2)	Computed by multiplying the Cascade closing price on April , 2004 by the 1,188,268 shares of Cascade common stock being issued in the merger, adding the cash consideration of $9,192,105 and dividing the total consideration by the number of shares of Issaquah common stock outstanding as of April , 2004 (408,538 shares).

RISK FACTORS

      In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements” on page 8, you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

      Because of the closing conditions in the merger agreement and the possibility that either Issaquah or Cascade may terminate the merger agreement in specific instances, there can be no assurance when or even if the merger will be completed.

      The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, that:

•	Issaquah obtain approval of the merger agreement by holders of two-thirds or more of the outstanding shares of Issaquah common stock as of the record date;

•	Representations and warranties in the merger agreement be true and correct as of the closing date to the extent that any inaccuracy would individually or in the aggregate have a material adverse effect on the party providing the representation;

•	During the period from the date of execution of the merger agreement through the effective date of the merger, no change relative to (i) the business, property, assets (including loan portfolios), liabilities, prospects, or financial or other condition of either party that is reasonably likely individually or in the aggregate to have a material adverse effect on such party, has occurred or been threatened other than transaction costs and certain occurrences that would affect the banking industry or businesses generally, as described in the merger agreement or (ii) the ability of either party to complete the merger;

•	There be no claim, action, investigation, or other proceeding pending or threatened which presents a substantial risk of restraining or prohibiting the merger or resulting in material damages or other relief;

•	There be no order, decree or injunction of any court or agency that prohibits completion of the merger;

•	The parties obtain all necessary regulatory consents and approvals; and

•	Cascade and Issaquah have received an opinion from Keller Rohrback LLP, counsel to Cascade, that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.

      There can be no assurance that the parties will be able to satisfy the closing conditions of the merger agreement or that closing conditions that are beyond their control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on their respective businesses, will be satisfied or waived. If Issaquah and Cascade are unable to satisfy all the conditions or such conditions are otherwise not satisfied, either party will not be required to complete the merger.

      The merger agreement limits Issaquah’s ability to pursue other transactions and provides for payment of termination fees if we do so.

      While the merger agreement is in effect and subject to very narrow exceptions, Issaquah and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Issaquah’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Issaquah receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Cascade and the merger agreement is terminated, Issaquah would be required to pay a $1.5 million termination fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

      You cannot be sure of the value of the merger consideration that you will receive, because the market price of Cascade common stock may fluctuate.

      Upon completion of the merger, each share of Issaquah common stock will be converted into merger consideration consisting of shares of Cascade common stock or cash as provided in the merger agreement. The value of the merger consideration to be received by Issaquah shareholders will be based on the average closing price of Cascade common stock during the twenty trading day valuation period ending on the trading day immediately preceding the “determination date” which is the third trading day prior to the completion of the merger. This average price may vary from the price of Cascade common stock on the date the merger was announced, the date that this document is mailed to Issaquah shareholders, the date of the special meeting of Issaquah shareholders, or the date the merger is completed. Because Cascade is issuing a fixed amount of shares as part of the merger consideration, any change in the price of Cascade common stock prior to completion of the merger will affect the value of the merger consideration that you will receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

      Accordingly, at the time of the Issaquah special meeting, you will not be able to determine the value of the cash consideration or the number of any shares of Cascade stock you would receive upon completion of the merger. We urge you to obtain current market quotations for Cascade common stock.

      You may not receive the form of merger consideration that you elect.

      The merger agreement provides that the aggregate consideration to be received by Issaquah shareholders in the merger will be $9,192,105 in cash and 1,188,268 shares of Cascade common stock (subject to adjustment if the average closing price of Cascade shares is less than $14.44 or more than $21.66) for all shares of Issaquah common stock outstanding on February 11, 2004, the date of the merger agreement. If elections are made by Issaquah shareholders that would result in their receiving more or less cash or Cascade common stock than these amounts (which do not include the amounts payable for shares issued after February 11, 2004 upon exercise of outstanding stock options), shareholders electing a form of consideration other than the split election may have the consideration of the form they selected reduced by a pro rata amount and may receive a portion of their consideration in the form that they did not elect. For a detailed description of the allocation procedures, please see the discussion under the heading “The Merger — Allocation” beginning on page 24.

      Accordingly, unless you elect to receive the split of cash and stock based on the total mix of cash and stock issued in the merger, there is a risk that you will receive a portion of the merger consideration in the form that you do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See “The Merger — Certain Federal Income Tax Consequences” beginning on page 34.

      Moreover, even if you elect to receive the split of cash and stock, you will not know the exact percentages of cash and Cascade common stock that you will receive until after the completion of the merger.

      We may fail to achieve the revenue increases or realize the cost savings we estimate for the merger.

      The success of the merger will depend, in part, on our ability to achieve the revenue increases and realize the estimated cost savings from combining the businesses of Cascade and Issaquah. Cascade’s management originally estimated that approximately $850,000 of annual pre-tax (or $570,000 after-tax) cost savings would be realized from the merger in 2005. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of Cascade and Issaquah in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine our two companies successfully, the anticipated cost savings may not be realized fully, or at all, or may take longer to realize than expected.

      Combining our two companies may be more difficult, costly or time-consuming than we expect.

      Cascade and Issaquah have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

      The market price of Cascade common stock may be affected by factors different from those affecting Issaquah common stock.

      Upon completion of the merger, many holders of Issaquah common stock will become holders of Cascade common stock. Some of Cascade’s current businesses and markets differ from those of Issaquah and, accordingly, the results of operations of Cascade after the merger may be affected by factors different from those currently affecting the results of operations of Issaquah. For a discussion of the businesses of Cascade and Issaquah and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information,” on page 57.

      Future results of the combined companies may differ materially from the pro forma financial information presented in this document.

      Future results of the combined company may be materially different from those shown in the unaudited pro forma selected combined financial information (see page 10). We have estimated that the combined company will record approximately $850,000 pre-tax (or $570,000 after-tax) of merger-related expenses. Merger-related expenses consist of change in control, severance and other employee-related payments, investment banking, legal and accounting fees, and costs associated with data conversion. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, those charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled “Pro Forma Selected Combined Unaudited Financial Information” beginning on page 9.

      Cascade may grow through future acquisitions, which could, in some circumstances, adversely affect net income.

      Cascade anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Cascade’s acquisition strategy that could adversely impact net income. See “Businesses of the Parties to the Merger — Cascade” starting at page 47. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Cascade, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Cascade will grow through acquisitions.

      Any future acquisitions would be accounted for using the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that Cascade engages in significant acquisitions accounted for by the purchase method of accounting in the future, Cascade may be required to raise additional capital in order to maintain capital levels required by the Federal Reserve.

      In the future, Cascade may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Cascade does not currently have any definitive understandings or agreements for any acquisitions material to Cascade other than the merger agreement with Issaquah. However, as noted above, Cascade anticipates that it may expand by acquisition in the future.

      Cascade has various anti-takeover measures that could impede a takeover of Cascade.

      Cascade has various anti-takeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of Cascade without the approval of Cascade’s board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Cascade common stock. See “Comparison of Shareholders’ Rights” on page 53. The anti-takeover measures include charter provisions providing for, among other things, the board’s authority to issue preferred stock; a “staggered” board of directors; the removal of directors only for “cause”; restrictions on the calling of special shareholder meetings, the nomination of directors and shareholder proposals; reduced voting rights for 10% or greater share acquisitions not approved by the board; and supermajority voting requirements to approve certain amendments to articles and certain business combinations involving Cascade.

      Cascade has experienced significant growth in commercial lending activities, which entails special risks not associated with other types of loans.

      Over the past few years, Cascade has experienced significant growth in commercial and commercial real estate loans. These loans are generally more risky than one-to-four family mortgage loans because they are unique in character, generally larger in amount and dependent upon the borrower’s ability to generate cash to service the loan. There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from uncertainties as to the future value of collateral, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. There is a risk that the quality of Cascade’s loan portfolio could decline, particularly in connection with the rapid growth in loans Cascade has experienced over the past few years.

THE SPECIAL MEETING

Place, Time and Date

      Issaquah’s special meeting of shareholders will be held on May 24, 2004, at 6:00 p.m., local time, at Issaquah’s main office at 1055 NW Maple Street, Issaquah, Washington 98027. This proxy statement/prospectus is being sent to holders of Issaquah common stock and is accompanied by a form of proxy that is being solicited by the Issaquah board of directors for use at the special meeting and any adjournment or postponement thereof.

Purpose

      The purpose of the special meeting is: (i) to consider and vote upon a proposal to approve the merger agreement described herein and (ii) to act upon such other matters, if any, as may properly come before the special meeting.

Record Date; Shares Entitled to Vote

      The Issaquah board of directors has fixed the close of business on April 9, 2004 as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only those holders of Issaquah common stock of record on the record date will be entitled to notice of and to vote at the special meeting. Each share of Issaquah common stock will be entitled to one vote. At the record date, there were                      shares of Issaquah common stock outstanding and entitled to be voted at the special meeting.

Vote Required

      Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Issaquah common stock. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of Issaquah shareholders at the special meeting. Valid proxies that are marked “Abstain,” and proxies without instructions submitted by brokers that are the record owners of shares (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the merger agreement.

      As of the record date, the directors and executive officers of Issaquah and their affiliates owned and have the right to vote an aggregate of                      shares of Issaquah common stock, which represents      % (excluding shares issuable upon the exercise of outstanding options) of the shares entitled to be voted at the special meeting. Each of the directors and executive officers of Issaquah has agreed to vote his or her shares for approval of the merger agreement.

Proxies

      Holders of Issaquah common stock may vote either in person or by properly executed proxy. Shares of Issaquah common stock represented by a properly executed proxy received prior to or at the special meeting will, unless such proxy is revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted FOR the proposal to approve the merger agreement. Failure to return the proxy or to vote in person at the special meeting will have the effect of a vote against the merger agreement. If any other matters are properly presented at the special meeting for consideration, including, among other things, a motion to adjourn the special meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy which is voted against the proposal to approve the merger agreement will be voted in favor of any such adjournment or postponement. As of the date hereof, the board of directors of Issaquah knows of no such other matters.

      Any proxy may be revoked by the record holder of the shares at any time before it is voted by delivering to the Corporate Secretary of Issaquah, on or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of Issaquah common stock, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy. If your shares are held in street name, you must contact your broker if you wish to revoke your proxy or change your vote, and you will not be permitted to revoke your proxy at the meeting.

      The proxies for the special meeting are being solicited on behalf of the board of directors of Issaquah. The expense of soliciting proxies for the special meeting will be borne by Issaquah. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of Issaquah in person or by telephone, facsimile or other means of communication or through the services of a proxy solicitation firm. The estimated cost of a proxy solicitation firm is $5,000. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold Issaquah common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and Issaquah will reimburse them for their expenses in doing so.

THE MERGER

      The descriptions in this proxy statement/prospectus of the terms and conditions of the merger and related transactions are qualified in their entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference.

Transaction Structure

      The merger agreement provides for the merger of Issaquah with and into Cascade, in which Issaquah’s shareholders will receive cash and Cascade common stock for their Issaquah common stock, as described below. The separate existence of Issaquah will cease upon completion of the merger. In addition, Issaquah

Bank will merge with and into Cascade Bank. After the merger, the branches of Issaquah Bank will operate and be known as branches of the Issaquah Division of Cascade Bank.

      The Cascade articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the Cascade bylaws will be the bylaws of the combined company.

Merger Consideration

      The merger agreement provides that as of the effective date of the merger each share of Issaquah common stock issued and outstanding immediately prior to the effective date will be converted into either Cascade common stock or cash, in each case as described below, with a value of between $64.50 and $85.50 per share.

•	The actual per share value will be calculated by:

(1) dividing the sum of:

(i) the average closing price of Cascade common stock over a specified 20-day valuation period multiplied by 1,188,268 shares of Cascade common stock (which is the aggregate number of shares of Cascade common stock that Cascade will issue pursuant to the merger, and

(ii) $9,192,105 (which is the aggregate amount of cash Cascade will pay pursuant to the merger), by

(2) the number of shares of Issaquah common stock outstanding as of February 11, 2004, the date of the merger agreement (408,538 shares).

Any additional shares issued by Issaquah after that date pursuant to the exercise of outstanding Issaquah options will receive the same per share value, but are not factored into the above equation. See “— Exercised Issaquah Options” and “— Treatment of Unexercised Options”.

      Subject to allocation procedures described below, an Issaquah shareholder will have the right to elect to convert his or her Issaquah common stock into cash, shares of Cascade common stock, or a split of cash and Cascade common stock based on the percentages of cash and stock to be issued by Cascade in the merger. See “— Election Procedure.” In our discussion we refer to the number of shares of Cascade common stock to be received for each share of Issaquah common stock being converted into Cascade stock as the “per share stock consideration” (also sometimes referred to as the “exchange ratio”), and we refer to the amount of cash to be received for each share of Issaquah common stock being converted into cash as the “per share cash consideration.”

      The “average closing price” is the average of the closing sale prices of Cascade common stock as reported on Nasdaq during the twenty consecutive trading days ending on the trading day immediately preceding the determination date (as defined below). We refer to this twenty trading day period as the “valuation period.”

      The formula described above is intended to substantially equalize the value of the consideration to be received for each share of Issaquah common stock in the merger as measured during the valuation period, regardless of whether an Issaquah shareholder elects to receive all Cascade common stock, all cash, or a combination. We believe this equalization mechanism is desirable because, while the aggregate number of shares of Cascade common stock and the amount of cash to be received by Issaquah shareholders is fixed, the value of the Cascade common stock will fluctuate. In order to best ensure that the value of the consideration for each share of Issaquah common stock is as equal as possible upon receipt by Issaquah shareholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the average closing price.

      For example, if the average closing price of Cascade common stock for the applicable twenty trading day period were $19.50, an Issaquah shareholder receiving only stock would receive 4.0624 shares of Cascade common stock per share of common stock having a value, based upon such average closing price, of approximately $19.50 per share, and an Issaquah shareholder receiving only cash would receive $79.22 in cash per share of Issaquah common stock, subject in each case to the allocation procedures described under the heading “The Merger — Allocation” beginning on page 24 of this proxy statement/ prospectus. Based on that average closing price approximately 28.4% of the outstanding shares of Issaquah would be exchanged for cash, and approximately 71.6% would be exchanged for Cascade common stock.

      The actual per share stock consideration and per share cash consideration to be paid to Issaquah shareholders cannot be determined until the third trading day immediately prior to the effective date of the merger (the “determination date”). We intend to announce these amounts promptly after the determination date. The amounts will also be made available on Cascade’s website at www.cascadebank.com and on Issaquah’s website at www.issaquah-bank.com.

      The following table sets forth, based on various average closing prices of Cascade common stock, the transaction value, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the assumed average closing prices. The table also shows the percentages of outstanding shares of Issaquah common stock that would be converted into Cascade common stock and cash based on such average closing prices.

		Per Share
		Stock		Value of		% of	% of
Average Closing	Transaction	Consideration		Per	Per Share	Transaction	Transaction
Price During	Value	(Shares of		Share Stock	Cash	Value Paid	Value Paid
Valuation Period	(in 000s)	Cascade Common Stock)		Consideration	Consideration	in Stock	in Cash

$14.44	$26,351	4.4668	x	$64.50	$64.50	65.1%	34.9%
$14.50	$26,422	4.4603	x	$64.67	$64.67	65.2%	34.8%
$15.00	$27,016	4.4086	x	$66.13	$66.13	66.0%	34.0%
$15.50	$27,610	4.3602	x	$67.58	$67.58	66.7%	33.3%
$16.00	$28,204	4.3148	x	$69.04	$69.04	67.4%	32.6%
$16.50	$28,799	4.2722	x	$70.49	$70.49	68.1%	31.9%
$17.00	$29,393	4.2321	x	$71.95	$71.95	68.7%	31.3%
$17.50	$29,987	4.1943	x	$73.40	$73.40	69.3%	30.7%
$18.05	$30,640	4.1551	x	$75.00	$75.00	70.0%	30.0%
$18.50	$31,175	4.1248	x	$76.31	$76.31	70.5%	29.5%
$19.00	$31,769	4.0928	x	$77.76	$77.76	71.1%	28.9%
$19.50	$32,363	4.0624	x	$79.22	$79.22	71.6%	28.4%
$19.90	$32,839	4.0392	x	$80.38	$80.38	72.0%	28.0%
$20.50	$33,552	4.0061	x	$82.13	$82.13	72.6%	27.4%
$21.00	$34,146	3.9800	x	$83.58	$83.58	73.1%	26.9%
$21.50	$34,740	3.9551	x	$85.03	$85.03	73.5%	26.5%
$21.66	$34,930	3.9474	x	$85.50	$85.50	73.7%	26.3%

      Based on the $19.90 closing price of Cascade common stock on February 10, 2004, the trading day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $80.38 per Issaquah share. Based on the $          closing price of Cascade common stock on April      , 2004, the merger had a value of approximately $           per Issaquah share.

      No assurance can be given that the current fair market value of Cascade common stock will be equivalent to the fair market value of Cascade common stock on the date that stock is received by an Issaquah shareholder or at any other time. The fair market value of Cascade common stock received by an Issaquah shareholder may be greater or less than the current fair market value of Cascade common stock due to numerous market factors.

      Cascade may terminate the merger agreement if, prior to the effective date of the merger, the average closing price of Cascade common stock for the twenty trading days preceding the determination date is less than $14.44, unless Issaquah agrees to reduce the stock portion of the aggregate merger consideration. See “— Termination of the Merger Agreement.”

      If, between the date of the merger agreement and the effective date of the merger, the shares of Cascade common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

      No fractional shares of Cascade common stock will be issued to any holder of Issaquah common stock in the merger. For each fractional share that would otherwise be issued, Cascade will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Cascade common stock on the Nasdaq SmallCapTM Market for the twenty trading days immediately preceding the determination date. No interest will be paid or accrued on cash payable in lieu of fractional shares of Cascade common stock.

Election Procedure

      Subject to the allocation mechanism described in the next section, each Issaquah shareholder will have the right to elect to receive with respect to his or her shares of Issaquah common stock, (1) all cash, (2) all Cascade common stock, or (3) a split of cash and Cascade common stock based on the total mix of cash and stock to be paid or issued in the merger (with the percentage of stock estimated to range from 60% to 70%). In our discussion we refer to each of these three possible elections as the “all cash election,” the “all stock election”, and the “split election.”

      All Cash Election. Shareholders who elect the all cash election will receive the per share cash consideration in respect of all their shares of Issaquah common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much cash. In our discussion we refer to the shares held by a shareholder who has made an all cash election as “cash election shares.”

      All Stock Election. Shareholders who elect the all stock election will receive the per share stock consideration in respect of all their shares of Issaquah common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much stock. In our discussion we refer to the shares held by a shareholder who has made an all stock election as “stock election shares.”

      Split Election. A shareholder who elects the split election will receive (A) the per share cash consideration in respect of that portion of that holder’s shares of Issaquah common stock equal to the “cash percentage,” and (B) the per share stock consideration in respect of that portion of that holder’s shares of Issaquah common stock equal to the “stock percentage.” The “cash percentage” and the “stock percentage” will be determined as of the determination date as follows:

•	The “cash percentage” will equal the amount obtained by dividing (1) the amount obtained by dividing $9,192,105 by the per share consideration, by (2) the total number of shares of Issaquah common stock outstanding as of the close of business on the determination date.

•	The “stock percentage” will equal one hundred percent minus the cash percentage.

      For example, assuming that the average closing price of Cascade common stock for the valuation period was $19.50, the cash percentage would be 28.4% and the stock percentage would be 71.6%. In other words, a shareholder holding 100 shares of Issaquah common stock who makes the split election would receive the per share cash consideration for 28 shares and the per share stock consideration for 72 shares, subject to the allocation mechanism described below. We intend to announce the actual cash percentage and stock percentage promptly after the determination date and to post the amounts on Cascade’s and Issaquah’s websites at www.cascadebank.com and www.issaquah-bank.com, respectively.

      Non-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or Cascade common stock, and shareholders who do not make a valid election, will be deemed to have made a “non-election.” Non-election shares will be exchanged for the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all their shares of Issaquah common stock. See “— Allocation” below.

      For example, assuming an Issaquah shareholder holds 100 shares of Issaquah common stock (and that the average closing price of Cascade common stock for the valuation period was $19.50), if such shareholder made:

•	An all stock election, he or she would receive 406 shares of Cascade common stock (and cash in lieu of a fractional share) having a total value of approximately $7,922;

•	An all cash election, he or she would receive approximately $7,922 in cash;

•	A split election, he or she would receive 290 shares of Cascade common stock and cash (including cash in lieu of a fractional share) of approximately $2,267, which together with the stock, would have a total value of approximately $7,922;

      The following table sets forth, based on various assumptions, the three possible elections by a hypothetical Issaquah shareholder holding 100 shares(1).

				Election 2
Election 1				All Cash	Election 3
Split Election				Election	All Stock Election(2)

	Cascade Shares Received				Cascade Shares Received		Cash Received
Assumed Cascade							in Lieu of
Average Closing		Number of	Dollar Amount of			Number of	Fractional
Price	Value(1)	Shares(1)	Cash Received	Cash Received	Value(1)	Shares(1)	Shares

$14.44	$4,188	290	$2,262	$6,450	$6,440	446	$9.76
$14.50	$4,205	290	$2,262	$6,467	$6,467	446	$0.45
$15.00	$4,350	290	$2,263	$6,613	$6,600	440	$12.88
$15.50	$4,495	290	$2,263	$6,758	$6,758	436	$0.31
$16.00	$4,640	290	$2,264	$6,904	$6,896	431	$7.74
$16.50	$4,785	290	$2,264	$7,049	$7,046	427	$3.67
$17.00	$4,930	290	$2,265	$7,195	$7,191	423	$3.60
$17.50	$5,075	290	$2,265	$7,340	$7,333	419	$7.53
$18.05	$5,235	290	$2,266	$7,500	$7,491	415	$9.25
$18.50	$5,365	290	$2,266	$7,631	$7,622	412	$8.89
$19.00	$5,510	290	$2,266	$7,776	$7,771	409	$5.32
$19.50	$5,655	290	$2,267	$7,922	$7,917	406	$4.75
$19.90	$5,771	290	$2,267	$8,038	$8,020	403	$18.39
$20.50	$5,945	290	$2,268	$8,213	$8,200	400	$12.60
$21.00	$6,090	290	$2,268	$8,358	$8,358	398	$0.03
$21.50	$6,235	290	$2,268	$8,503	$8,493	395	$10.06
$21.66	$6,281	290	$2,269	$8,550	$8,534	394	$15.96

1.	These calculations assume that at the end of the valuation period, there are 408,538 shares of Issaquah common stock outstanding. These calculations also assume that there are no oversubscriptions of either Cascade common stock or cash. In the event of oversubscription, the exchange agent will follow the allocation mechanism described under “— Allocation” below. All dollar amounts have been rounded to the nearest whole dollar.

2.	The value of any stock consideration is based on the assumed average closing price of Cascade common stock. Cash will be paid in lieu of any fractional share and, accordingly, the values shown will be paid in the form of cash to the extent of such fractional share.

      A fixed number of shares of Cascade common stock will be issued and a fixed amount of cash paid in the merger. Accordingly, there is no assurance that a holder of Issaquah common stock will receive the form of consideration that the holder elects with respect to all shares of Issaquah common stock held by that holder. If the elections result in an oversubscription with respect to shares of Issaquah common stock which would otherwise receive either the per share stock consideration or the per share cash consideration, the exchange agent will follow the procedures for allocating Cascade common stock and cash described below under “— Allocation” beginning on page 24.

      Election Form. Prior to the anticipated date of completion of the merger, you will receive a form of election and other appropriate and customary transmittal materials. The election form will allow you to make the all cash election, the all stock election, or the split election, or to indicate that you are making no election. We will mail the form of election to each Issaquah shareholder who is a holder of record as of the close of business on the fifth business day prior to the mailing date of the forms. We will also make available forms of election to persons who become holders of Issaquah common stock subsequent to the fifth business day prior to the mailing date up until the close of business on the business day prior to the election deadline.

      You should carefully review and follow the instructions set forth in the election form. If you do not make a valid election prior to the election deadline, which is 5:00 p.m., Pacific Daylight Savings Time, on                     , 2004, your shares will be deemed non-electing shares.

      To make an election, you must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline. An election form will be effective only if accompanied by certificates representing all shares of Issaquah common stock covered by the election form (or appropriate evidence as to loss, theft or destruction of a certificate, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Cascade, and appropriate and customary identification). If the election form is transmitted to the exchange agent by facsimile, the original signed form and certificates representing Issaquah shares must be received by the exchange agent within three business days thereafter to be deemed effective.

      You may revoke or change your election by submitting a later dated election form, but only if the exchange agent actually receives the new form by the election deadline. If you properly revoke your election, you will be deemed to have made no election, and the exchange agent will return your certificates of Issaquah common stock upon your written request. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Cascade regarding these matters will be binding and conclusive. Neither Cascade or Issaquah nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

      Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was an Issaquah shareholder at the effective time of the merger who has not previously and properly surrendered shares of Issaquah common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Issaquah common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

      All shares of Cascade common stock issued to the holders of Issaquah common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Issaquah stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Cascade common stock into which any of your shares may have been converted. When you surrender your certificates, Cascade will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of Issaquah of any shares of Issaquah common stock. If certificates representing shares of Issaquah common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Issaquah common stock represented by those certificates shall have been converted.

      If a certificate for Issaquah common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Cascade, and appropriate and customary identification.

Allocation

      Cascade will issue a total of 1,188,268 shares of Cascade common stock (subject to adjustment if the average closing price is less than $14.44 or more than $21.66) and pay $9,192,105 in cash to Issaquah shareholders in the merger in exchange for all the shares of Issaquah common stock outstanding as of February 11, 2004, the date of the merger agreement. Therefore, all cash elections and all stock elections are subject to adjustment to preserve these limitations on the amount of cash to be paid and the number of shares of Cascade common stock to be issued in the merger. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a mix of cash and stock. With respect to shares of Issaquah common stock issued after February 11, 2004, upon exercise of outstanding stock options, Cascade will issue additional stock and pay additional cash equal in value to the per share merger consideration according to valid elections made by the holders of such shares. See “— Exercised Issaquah Options” and “— Treatment of Unexercised Options” below.

      Oversubscription of the Cash Consideration. Cascade common stock may be issued to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all cash election, if the aggregate cash amount that would otherwise be paid by Cascade to Issaquah shareholders would be greater than $9,192,105. In that situation the following allocation mechanism will be used:

•	each shareholder who makes a split election will receive the per share stock consideration for that portion of that holder’s shares of Issaquah common stock equal to the stock percentage and the per share cash consideration for that portion of that holder’s shares of Issaquah common stock equal to the cash percentage;

•	all stock election shares and non-electing shares will be converted into the per share stock consideration;

•	the exchange agent will then select from among the cash election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $9,192,105;

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share stock consideration; and

•	the cash election shares and the non-electing shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.

      Oversubscription of the Stock Consideration. If the aggregate cash amount that Cascade would pay to Issaquah shareholders who make an all cash election or a split election is less than $9,192,105, Cascade may pay cash to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all stock election. If there is an oversubscription of the stock consideration the following allocation mechanism will be used:

•	each shareholder who makes a split election will receive the per share cash consideration for that portion of that holder’s shares of Issaquah common stock equal to the cash percentage and the per share stock consideration for that portion of that holder’s shares of Issaquah common stock equal to the stock percentage;

•	all cash election shares will be converted into the per share cash consideration;

•	the exchange agent will then select from among the non-electing shares and then, if necessary, from among the stock election shares, by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $9,192,105;

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share cash consideration; and

•	the stock election shares and the non-electing shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.

      The allocation described above will be computed by the exchange agent as soon as practicable after the election deadline and may, if necessary, be computed after the completion of the merger.

      Because the federal income tax consequences of receiving cash, Cascade common stock, or both cash and Cascade common stock will differ, Issaquah shareholders are urged to read carefully the information set forth under the caption “— Certain Federal Income Tax Consequences” and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration can fluctuate in value from the final stock price calculated during the valuation period, the economic value per share received by Issaquah shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Issaquah shareholders who receive cash consideration.

Exercised Issaquah Options

      Issaquah had employee and director stock options outstanding for 29,010 shares of Issaquah common stock as of February 11, 2004, the date of the merger agreement, of which 17,285 have been exercised and 11,725 remain outstanding, all of which will be 100% vested and exercisable upon the completion of the merger. The total value of cash and stock payable with respect to all such Issaquah options (net of any cash received by Issaquah upon exercise), whether or not exercised prior to closing of the merger, is estimated at $1,550,145 (based on the current trading price of Cascade common stock of approximately $19.50). Any additional Issaquah shares issued with respect to any Issaquah options exercised prior to closing will be converted into the per share merger consideration. Holders of such shares may elect to receive cash, stock or a combination of cash and/or stock with respect to any options exercised by the election deadline. See “— Election Procedure”.

Treatment of Unexercised Options

      In addition to the merger consideration, holders of Issaquah options that have not been exercised as of the effective date of the merger will receive a combination of cash and Cascade common stock (in the same proportions as the merger consideration) equal in value to the difference between the per share merger consideration and the exercise price of such options, upon completion of the merger.

Fractional Shares

      Cascade will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Cascade common stock multiplied by (ii) the average of the closing sale prices of Cascade common stock on the Nasdaq SmallCapTMMarket for the twenty trading days immediately prior to the determination date, which is the third trading day before completion of the merger.

Effective Date of the Merger

      Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated by June 30, 2004. Either Cascade or Issaquah may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before September 30, 2004.

Background of the Merger

      Issaquah Bank was organized in 1993 as a Washington state-chartered bank headquartered in Issaquah, Washington. From its inception, Issaquah has sought to differentiate itself from its larger competitors by emphasizing timely, local decision-making and by providing the highest level of personal banking service.

      In mid-2003, Robert M. Ittes, president and chief executive officer of Issaquah, and Carol K. Nelson, president and chief executive officer of Cascade met for lunch and discussed, among other topics, the possibility of a business combination in general terms.

      In December 2003, another meeting occurred with Mr. Ittes and Ms. Nelson. Ms. Nelson again inquired about whether the board of directors of Issaquah would be receptive to a proposal from Cascade. Mr. Ittes replied that the board might receive a proposal favorably depending on the terms and price.

      On December 12, 2003, Mr. Ittes received a letter from Ms. Nelson regarding the possibility of a business combination. On December 15, 2003, in an executive session following the regular Issaquah Board meeting, Mr. Ittes presented this letter to the Issaquah directors and described his discussions with Ms. Nelson. After further discussions, the Issaquah board determined that Mr. Ittes should continue his discussions with Ms. Nelson. On December 16, 2003, Mr. Ittes requested assistance from representatives of Columbia Financial Advisors, Inc. in evaluating how best to continue discussions with Cascade and an engagement letter was signed with Columbia.

      At a special meeting of the Issaquah board on December 16, 2003, following review of the directors’ fiduciary responsibilities in considering a potential business combination, a representative of Columbia explained the financial terms of the preliminary offer received from Cascade, including an estimated price range of $70 to $74 (subject to Cascade’s due diligence) for each share of Issaquah stock and an overall mix of consideration in the transaction of 75% shares and 25% cash. The board inquired about the fairness from a financial point of view of this proposal. The Columbia representative indicated that preliminary indications were that the proposal was in the range of fairness, but that further analysis of Cascade was required before a definitive response was possible.

      The Columbia representative also described the range of opportunities available to Issaquah both on a stand-alone basis and as a strategic merger partner. These alternatives included several hypothetical scenarios involving business combinations between Issaquah and other banking institutions, as well as potential business strategies including, without limitation, acquisitions of other banking franchises, that Issaquah might implement as a stand-alone entity. The Columbia representative presented an analysis of the financial impact of the Cascade proposal as compared to continuing to operate as a stand-alone entity or implementing an acquisition strategy. Other issues addressed by the Columbia representative included the operating history and market perception of Cascade, integration and cultural fit of the two institutions, management succession, dividend history, and stock price history and liquidity.

      In reply to questions from some of the Issaquah directors, Columbia recommended that Issaquah seek expressions of interest from a select list of other potential acquirers, including community and regional banks. After discussion, the board of directors authorized Columbia to approach five other potential acquirers and Cascade and solicit written expressions of their interest in acquiring Issaquah with a proposed price range and structure, and to negotiate and enter into an agreement to engage Columbia as Issaquah’s financial advisor in connection with the proposed transaction.

      Columbia contacted Ms. Nelson on December 17, 2003 to arrange a meeting with her and her representatives to talk further about a possible business combination. The parties also executed a confidentiality agreement to permit the sharing of nonpublic information. The other five parties executed confidentiality agreements on December 18-22.

      On December 22, 2003, Mr. Ittes, Mr. Louis Secord, an Issaquah director, and Columbia representatives met with Ms. Nelson, and Mr. Lars Johnson, the chief financial officer of Cascade. They discussed issues relating to a potential business combination and preliminary pricing considerations. The other five parties also met with Mr. Ittes, Mr. Secord and Columbia representatives on December 22-23.

      On January 5, 2004, Cascade and four other parties submitted nonbinding indications of interest to Columbia. The Issaquah board held a special meeting on January 8, 2004, to receive an update on the status of discussions with Cascade and the other five parties. After presenting five nonbinding indications of interest, the Board decided to negotiate with Cascade and another party. Mr. Ittes, Mr. Secord and a Columbia representative met with this other party on January 8, 2004 and with representatives of Cascade and its financial advisor on January 9, 2004. Cascade and the other party submitted revised proposals.

      Following extensive discussion among the directors concerning the potential advantages and risks of the proposed business combination and the desirability of continuing discussions with Cascade and a review of other expressions of interest received, at a special meeting on January 10, 2004, the board unanimously authorized management to move forward with negotiations and due diligence regarding the Cascade offer.

      Following due diligence of Cascade by Columbia on January 15, 2004 and of Issaquah by Cascade on January 17, 2004, the parties continued arm’s length negotiations regarding pricing, the mix of stock and cash to be received by Issaquah shareholders in the merger, and other issues raised by the proposed transaction. In addition, throughout the period from January 17, 2004, through February 11, 2004, other discussions continued between the senior managements of the two companies regarding due diligence, integration of the operations, personnel and severance issues, and related matters.

      On January 16, 2004, Ms. Nelson and Cascade’s attorneys provided to Issaquah and its attorneys for Issaquah’s consideration a draft of a term sheet outlining the major terms of the proposed business combination between Cascade and Issaquah, including a price set at $75, based on a 10-day price average of $18.05 for Cascade common stock, with the price ranging from $64.50 to $85.50 for each share of Issaquah stock (based on the Cascade average closing price) and an overall mix of consideration in the transaction of 70% shares and 30% cash. The parties and their counsel discussed the issues raised by the term sheet, including the price collar, the overall percentages of cash and Cascade common stock to be received by Issaquah’s shareholders, the treatment of stock options, the noncompetition covenants to be provided by Issaquah’s directors, proposed terms of an employment agreement between Cascade and Mr. Ittes, employee and severance benefits to be provided to Issaquah’s employees, the amount of and events triggering the termination fee payable by Issaquah if the merger were not completed, and the conditions under which Issaquah has the right to terminate the merger agreement.

      The parties executed the term sheet on January 22, 2004. Counsel for Cascade forwarded to Issaquah’s counsel for review and comment an initial draft of the merger agreement on January 29, 2004.

      During the period from January 17, 2004, to February 10, 2004, counsel for Issaquah and Cascade negotiated the precise wording of the terms of the merger agreement, the employment agreement with Mr. Ittes, the directors’ voting and noncompete agreements, and other ancillary documents in light of the parties’ negotiations. All substantive issues regarding the business combination transaction were resolved by February 10, 2004, and draft disclosure schedules were exchanged by the parties on that date.

      On February 10, 2004, the Issaquah board held a special meeting to review the definitive merger agreement and the fairness opinion delivered by Columbia. Issaquah’s counsel advised the board as to the fiduciary duties of directors and explained the significant terms of the merger agreement, as well as the ancillary agreements with directors and executive officers relating to voting, noncompetition and trading restrictions under the federal securities laws and the proposed employment agreement between Cascade and Robert M. Ittes. Mr. Ittes, senior management of Issaquah, and a representative of Columbia again reviewed the reasons for and the potential benefits of the business combination with Cascade, the Columbia representative made a presentation regarding the financial terms of the transaction and the fairness, from a financial point of view, of the consideration to be paid by Cascade in the merger to the shareholders of Issaquah, and management updated the directors regarding the merger timeline and communication plan. After discussion and detailed consideration of the merger agreement and of the factors discussed below under “— Reasons of Issaquah for the Merger,” the Issaquah directors, all of whom were present, unanimously approved and authorized the execution of the merger agreement.

Reasons of Issaquah for the Merger

      The Issaquah board of directors believes the merger is in the best interests of Issaquah and the Issaquah shareholders. The Issaquah board unanimously recommends that Issaquah shareholders vote for the approval of the merger agreement and the consummation of the transactions contemplated by that agreement.

      In reaching its determination to adopt the merger agreement, the Issaquah board consulted with Issaquah’s management and its financial and legal advisors, and considered a number of factors. Following is a description of the material factors that the Issaquah board believes favor the merger:

•	the Issaquah board’s assessment of the business, operations, capital level, asset quality, financial condition and earnings of Cascade on an historical and a prospective basis, and of the combined company on a pro forma basis including anticipated cost savings. This assessment was based in part on presentations by Columbia Financial Advisors, Inc., Issaquah’s financial advisor, and its management and the results of the due diligence investigation of Cascade conducted by Issaquah’s management and financial and legal advisors;

•	the historical stock price performance and liquidity of Cascade common stock, and the resulting relative interests of Issaquah shareholders and Cascade shareholders in the common equity of the combined company;

•	the value to be received by holders of Issaquah common stock pursuant to the merger agreement in relation to the historical trading prices of Issaquah common stock, as compared to competing bids from other interested parties, and compared to other similar transactions of a comparable nature in the view of the board’s financial advisor;

•	the financial and growth prospects for Issaquah and its shareholders of a business combination with Cascade as compared to continuing to operate as a stand-alone entity;

•	the information presented by Columbia to the Issaquah board with respect to the merger and the opinion of Columbia that, as of the date of that opinion, the merger consideration was fair to the holders of Issaquah common stock from a financial point of view (see “— Opinion of Issaquah’s Financial Advisor” on page 30);

•	the Issaquah board’s belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of Issaquah and Cascade possess complementary skills and expertise;

•	Cascade’s history of paying cash dividends on its common stock, while Issaquah has no plans to pay cash dividends for the foreseeable future (see “Pro Forma Condensed Combined Unaudited Financial Information — Per Common Share Data” on page 10);

•	the current and prospective economic and competitive environment facing the financial services industry generally, and Issaquah in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as Issaquah;

•	the benefits to Issaquah and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources to remain competitive over the long term and be able to capitalize on technological developments which significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by Issaquah, including its borrowers, customers, depositors, employees, suppliers and communities;

•	the fact that Cascade has agreed to (i) employ Robert M. Ittes, presently President and Chief Executive Officer of Issaquah, as President, Issaquah Division of Cascade Bank and as a member of its executive management committee, (ii) retain the EVP/ Chief Credit Administrator and the SVP/

Chief Lending Officer of Issaquah as Executive Vice President and Senior Vice President, respectively, of Cascade Bank, and (iii) appoint members of the board of directors of Issaquah as members of an advisory board for the Issaquah operations of Cascade, all of which are expected to provide a degree of continuity and involvement by Issaquah constituencies following the merger, in furtherance of the interests of Issaquah’s shareholders, customers and employees;

•	the employee and severance benefits to be provided to Issaquah employees and career opportunities in a larger organization;

•	the expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code (see “— Certain Federal Income Tax Consequences” on page 34);

•	the likelihood of being able to effectively complete the merger, including the fact that Cascade has existing resources to fund the cash portion of the merger consideration; and

•	the Issaquah board’s assessment, with the assistance of counsel, concerning the likelihood that Cascade would obtain all regulatory approvals required for the merger.

      In the course of its deliberations regarding the merger, the Issaquah board also considered the following information that the Issaquah board determined did not outweigh the benefits to Issaquah and its shareholders expected to be generated by the merger:

•	the federal income tax consequences to Issaquah shareholders who receive cash in exchange for their shares of Issaquah common stock in the merger;

•	that the directors and officers of Issaquah have interests in the merger in addition to their interests generally as Issaquah shareholders (see “— Interests of Certain Persons in the Merger” on page 33); and

•	the effect of a termination fee of up to $1.5 million in favor of Cascade, including the risk that the termination fee might discourage third parties from offering to acquire Issaquah by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to Cascade’s willingness to enter into the merger agreement.

      The Issaquah board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

Reasons of Cascade for the Merger

      The merger with Issaquah will allow Cascade to expand its commercial banking franchise into the fast-growing Issaquah market on the Eastside of King County. This is consistent with Cascade’s strategy to expand into major business communities in western Washington. See “Businesses of the Parties to the Merger — Cascade — Business Strategy” at page 48. Cascade and Issaquah share similar customer banking strategies and philosophies and have compatible deposit and loan products.

      In approving the merger agreement, Cascade’s board of directors also considered, among other things:

•	the attractiveness of the Issaquah market;

•	the expectation that the transaction will be accretive to Cascade’s earnings per share for 2005;

•	information concerning the financial performance and condition, business operations, capital level and asset quality of Issaquah and projected results and prospects of Cascade and Issaquah on a combined basis, including anticipated revenue increases and cost savings;

•	the terms of the merger agreement, including the mutual covenants and conditions and the circumstances under which Cascade would receive or pay a termination fee;

•	the likelihood of obtaining the regulatory approvals required to consummate the merger; and

•	the effect of the merger on the borrowers, customers, depositors, employees, suppliers and communities served by Cascade.

Opinion of Issaquah’s Financial Advisor

      Columbia Financial Advisors, Inc. (“Columbia”) has delivered a written opinion to the Issaquah board to the effect that, as of the date of this proxy statement/ prospectus, the consideration to be received by Issaquah common shareholders pursuant to the terms of the merger agreement is fair to the Issaquah shareholders from a financial point of view. Issaquah shareholders will receive merger consideration with a value between $64.50 and $85.50 per share of Issaquah common stock under a formula set forth in the merger agreement, depending on the average closing price of Cascade common stock during a 20-day valuation period prior to completion of the merger. Cascade and Issaquah determined the structure of approximately 30% cash and approximately 70% common stock with the median exchange ratio of approximately 4.1551 shares of Cascade common stock for each Issaquah share through negotiations based on the current trading prices for Cascade common stock. Columbia’s opinion is directed only to the fairness, from a financial point of view, of the consideration to be received and does not constitute a recommendation to any Issaquah stockholder as to how such shareholder should vote at the special meeting. As negotiated, a $18.05 Cascade stock price was used to calculate the median per share consideration of approximately $75.00.

      Issaquah retained Columbia as its exclusive financial advisor pursuant to an engagement letter dated December 16, 2003 in connection with the merger. Columbia is a regionally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The Issaquah board selected Columbia to act as Issaquah’s exclusive financial advisor based on Columbia’s experience in mergers and acquisitions and in securities valuation generally.

      On February 10, 2004, Columbia issued its opinion to the Issaquah board that, in its opinion as investment bankers, the terms of the merger as provided in the merger agreement are fair, from a financial view point, to Issaquah and its shareholders. The full text of Columbia’s opinion, which sets forth the assumptions made, matters considered, and limits on its review, is attached hereto as Appendix C. The summary of Columbia’s opinion in this proxy statement/ prospectus is qualified in its entirety by reference to the full text of such opinion. ISSAQUAH SHAREHOLDERS ARE URGED TO READ THE ENTIRE COLUMBIA OPINION.

      In rendering its opinion to Issaquah, Columbia reviewed, among other things, historical financial data of Issaquah, certain internal financial data and assumptions of Issaquah prepared for financial planning and budgeting purposes furnished by the management of Issaquah and, to the extent publicly available, and the financial terms of certain change of control transactions involving Northwest community banks. Columbia discussed with the management of Issaquah the financial condition, current operating results, and business outlook for Issaquah. Columbia also reviewed certain publicly available information concerning Cascade and certain financial and securities data of Cascade. Columbia discussed with Cascade’s management the financial condition, the current operating results, and business outlook for Cascade and Cascade’s plans relating to Issaquah. In rendering its opinion, Columbia relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it and did not attempt to verify or to make any independent evaluation or appraisal of the assets of Issaquah or Issaquah nor was it furnished any such appraisals. Issaquah did not impose any limitations on the scope of the Columbia investigation in arriving at its opinion.

      Columbia analyzed the aggregate merger consideration on a fair market value basis using standard valuation techniques (as discussed below) including the market approach (or comparable sales multiples), the income approach (or net present value analysis), relative contribution analysis, earnings per share accretion analysis and the cost approach (or net asset value analysis) based on certain assumption of projected growth, earnings and dividends and a range of discount rates from 16% to 18%.

      The Cost Approach is the net asset value or the net equity of a bank, including adjustments for every kind of property on the balance sheet that can be valued. This approach normally assumes the liquidation on the date of appraisal with the recognition of the investment securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets. As such, it is not the best valuation approach when valuing a going concern because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing market prices and yields (which is often of limited accuracy due to the lack of readily available data), it still results in a liquidation value. In addition, since this approach fails to account for the values attributable to the going concern such as the interrelationship among Issaquah’s assets and liabilities, customer relations, market presence, image and reputation, staff expertise and depth, little weight is given by Columbia to the net asset value approach to valuation.

      Market Value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree. The “hypothetical” market value for a bank like Issaquah with a thin market for its common stock is normally determined by comparable change of control transactions using financial ratios such as the average price to stockholders equity, price to earnings, and price to total assets, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity of the buyer. The market value in connection with the evaluation of control of a bank is determined by the previous sales of small banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data are available, the market value approach deserves greater weighting than the net asset value approach and similar weight as the investment value approach discussed below.

      Columbia maintains a comprehensive database concerning prices paid for banking institutions in the Northwest, particularly Washington, Idaho, Montana and Oregon banking institutions, during 1998 through 2004. This database provides comparable pricing and financial performance data for banking institutions sold or acquired. Organized by different peer groups, these data display medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis.

      In analyzing the transaction value of Issaquah, Columbia has considered the market approach and has evaluated price to stockholders’ equity and price to earnings multiples and the price to total assets percentage for two samples; sample one is twenty-four Washington, Idaho, Montana and Oregon bank transactions occurring in 2000-2003, and sample two is seventeen Western Washington and Western Oregon transactions with banks having total assets less than $500 million that sold from January 1, 1998 to December 31, 2003. Although Columbia also tested a sample of 47 bank transactions occurring in 1998-2004, these results are not presented since the results are similar to those reported for the two afore-mentioned samples.

      Comparable Sales Multiples. Columbia calculated the estimated purchase price per share for these two samples for each ratio using the appropriate Issaquah financial data for the expected completion date of the transaction. This simplification enables direct comparisons between the proposed Issaquah-Cascade transaction and the results of the two samples. Then the $75 median price per new Issaquah share for the proposed Issaquah-Cascade transaction is compared to these estimated purchase prices per share for the three samples. The results are shown below:

Sample One — 24 Transactions		Sample Two — 17 Transactions

Financial Ratio	Price Per Share	Financial Ratio	Price Per Share

Price to Book Value	$47.37	Price to Book Value	$64.33
Price to Earnings	$60.45	Price to Earnings	$64.60
Price to Total Assets	$55.34	Price to Total Assets	$71.80

      The results for sample one reflect data on all Northwest-based bank and thrift transactions for 2000-2003. The proposed median purchase price of $75 per share is above the price to book value, price to earnings ratio per share, and price to total assets ratio. Perhaps, a better comparison is sample two with bank mergers only involving banks in Western Washington and Western Oregon. The proposed median $75 purchase price per share compares favorably to these results. All ratios, price to book value, price to earnings, and price to total assets, provided price per share results that are below $75.

      Relative Contribution Analysis involves certain historical and estimated financial information for Issaquah and Cascade and the pro forma combined entity resulting from this transaction. The following table shows the percentage contributions of each company to the indicated values to the combined company.

Percentage of Combined	Issaquah	Cascade

2003 Net Income	13.8%	86.2%
Total Assets at 12-31-03	12.6%	87.4%
Total Deposits at 12-31-03	15.5%	84.5%
Stockholders’ Equity at 12-31-03	14.1%	85.9%

      The proposed transaction has Issaquah shareholders receiving 17.2% of Cascade’s market value at closing assuming the median purchase price of $75 per share. The average of the percentages of total assets, total deposits, and stockholders’ equity of 14.07% compares favorably with 17.2% and offsets the lower net income percentage. Using the 14.07% to calculate a price per share value for Cascade, the value is $64.27, a price that is lower than the median purchase price of $75 that Cascade is offering Issaquah shareholders.

      Earnings Per Share Accretion Analysis is the review of earnings per share calculations for the first year after the closing of the merger. Using the 2004 calculations for Issaquah and Cascade, estimates of the revenue enhancement and cost reductions that can reasonably attained, information all provided by the management of Issaquah and Cascade, the comparison of stand-alone earnings per share and adjusted earnings per share shows that the adjusted earnings per share is $.015 to $.017, depending upon the assumptions made. A calculation of zero accretion to earnings per share yields a total number of Issaquah shares of 408,538 that is a total amount of $34,562,000 (or a price per share of $81.10). Since the Issaquah shareholders are receiving approximately 70% of the consideration in Cascade common stock, it is prudent that Cascade have an accretive earnings per share merger so that the stock price tends to be positively impacted upon the disclosure of the merger.

      The Income Approach is sometimes referred to as the net present value or earnings analysis. One investment value method frequently used estimates the present value of an institution’s future earnings or cash flow that is discussed below.

      Net Present Value Analysis. The investment or earnings value of any banking organization’s stock is an estimate of the present value of future benefits, usually earnings, dividends, or cash flow, which will accrue to the stock. An earnings value is calculated using an annual future earning stream over a period of time of not less than five years and the residual or terminal value of the earnings stream after five years, using Issaquah’s estimates of future growth and an appropriate capitalization or discount rate. Columbia’s calculations were based on an analysis of the banking industry, Issaquah’s earnings estimates for 2004-2008, historical levels of growth and earnings, and the competitive situation in Issaquah’s market area. Using discount rates of 18% and 16%, acceptable discount rates considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the “Net Present Value of Future Earnings” provided a range of $53.32 to $63.26 per share.

      When the cost, market value, relative contribution, earnings per share accretion and income approaches are subjectively weighed, using the appraiser’s experience and judgment, it is Columbia’s opinion that the proposed transaction is fair, from a financial point of view, to the Issaquah shareholders.

      Pursuant to the terms of their engagement letter, Issaquah has agreed to pay Columbia a fee of $75,000, based on a $18.05 Cascade stock price, and 3% for any amount above $32,300,000 at closing for this fairness opinion and other financial advisory services. During the two years preceding the date of the engagement letter, Columbia had no other contractual relationships with Issaquah or Cascade. In addition, Issaquah has agreed to reimburse Columbia for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Columbia against certain liabilities.

Interests of Certain Persons in the Merger

      Stock Ownership. The directors, executive officers and principal shareholders of Issaquah, together with their affiliates, beneficially owned (assuming the exercise of their outstanding options), as of the record date for the special meeting, a total of                      shares of Issaquah common stock representing      % of all outstanding shares of Issaquah common stock and options to purchase Issaquah common stock which may be immediately exercisable on the effective date of the merger. The directors and executive officers of Issaquah will receive the same consideration in the merger for their shares as the other shareholders of Issaquah, plus cash and Cascade common stock with respect to their options. None of the directors or executive officers of Issaquah has indicated that he or she has any plans to exercise his or her options prior to the completion of the merger. Various members of Issaquah’s management and the Issaquah board have other interests in the merger, as described below, that are in addition to their interests as Issaquah shareholders. The Issaquah board is aware of those interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

      Stock Options. At the effective date of the merger, Issaquah options to purchase Issaquah common stock held by each Issaquah employee and each Issaquah director will be purchased by Cascade for stock and cash (in the same proportions as the merger consideration and terminated). As of the date of this proxy statement/ prospectus, the officers and other employees of Issaquah held options to acquire a total of 10,525 shares of Issaquah common stock and the non-employee directors of Issaquah held options acquire a total of 1,200 shares of Issaquah common stock. The total value of cash and stock payable with respect to such options and the 17,285 options exercised since the date of the merger agreement (net of any cash received by Issaquah upon exercise) is estimated at $1,550,145 (based on the current trading price of Cascade common stock of approximately $19.50). All the Issaquah options will be immediately and fully exercisable as a result of the merger.

      Issaquah Change in Control Obligations. Issaquah is a party to a severance agreement with its president and chief executive officer, Robert M. Ittes, which generally provides for a change of control payment equal to 12 months’ salary increased by 1/12 for each additional year of employment after 2000. The estimated aggregate cash payment payable by Issaquah under this agreement upon completion of the merger is approximately $256,000.

      Cascade Employment Agreements. Robert M. Ittes has entered into an employment agreement with Cascade, effective as of the completion of the merger. The agreement is for a term of two years and provides for Mr. Ittes to serve as president of the Issaquah division of Cascade Bank. Mr. Ittes will receive a base salary of $155,064 per year, stock options for 25,000 Cascade shares, annual payments of not less than $15,000 (for the term of the agreement and if employed for three years thereafter) to a retirement plan, and employee benefits. Mr. Ittes will receive no additional compensation for serving as a member of the executive management committee of Cascade Bank, or as a member of the advisory board of Cascade Bank.

      In addition to his employment contract, Mr. Ittes will enter into a change of control/severance agreement with Cascade upon completion of the merger. The severance/change of control agreement provides for payment to Mr. Ittes of an amount equal to twice his annual compensation for the 12-month period preceding termination of his employment as President of the Issaquah Division of Cascade Bank if Cascade Bank terminates his employment without cause or he terminates his employment for good reason within 24 months following a change of control of Cascade or Cascade Bank. The agreement also provides for continuation of comparable life, medical, and disability coverage for 24 months after the effective date of the change of control. This severance/change of control agreement will terminate upon the voluntary retirement, voluntary termination (other than for good cause), disability or death of Mr. Ittes, or his termination by Cascade Bank for cause.

      Advisory Board of Cascade Bank. The merger agreement provides that each member of Issaquah’s board who wishes to serve will be appointed to an advisory board established by Cascade Bank, the purpose of which will be to advise Cascade Bank with respect to deposit and lending activities in the Issaquah market area and to maintain and develop customer relationships. The advisory board will meet at least quarterly for one year following the completion of the merger. Each member of the advisory board will receive a fee of $1,000 for each advisory board meeting attended.

      Indemnification and Insurance. Cascade has agreed to either indemnify the persons serving as officers and directors of Issaquah immediately prior to the effective date of the merger or to cause such persons to be covered by the current policies of the directors and officers liability insurance maintained by Issaquah for a period of three (3) years after the effective date of the merger with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the effective date.

Certain Federal Income Tax Consequences

      The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of Issaquah common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

      This discussion assumes that the Issaquah shareholders hold their shares of Issaquah common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to Issaquah shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:

•	financial institutions, mutual funds or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	Issaquah shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may otherwise be subject to the alternative minimum tax provisions of the Code; or

•	Issaquah shareholders who received their Issaquah common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

      Consummation of the merger is conditioned upon the receipt by Issaquah of the opinion of Keller Rohrback LLP, counsel to Cascade, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither Issaquah nor Cascade intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

      Assuming the facts as set forth in the opinion referred to above occur, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges his or her Issaquah common stock for cash, Cascade common stock or a combination of cash and Cascade common stock.

      Exchange Solely for Cash. In general, if pursuant to the merger a holder exchanges all of his or her shares of Issaquah common stock solely for cash that holder will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of Issaquah common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Issaquah common stock surrendered is more than one year. Notwithstanding the foregoing, if a holder exchanges all of his or her shares of Issaquah common stock solely for cash and either (1) is deemed to constructively own shares of Issaquah common stock that were exchanged for shares of Cascade common stock or (2) owns shares of Cascade common stock, cash received by such shareholder may be taxed as a dividend rather than as a capital gain. The consequence to such shareholders may be similar to the consequences described below under the heading “— Exchange for Cascade Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of the holder’s gain.

      Exchange Solely for Cascade Common Stock. If pursuant to the merger a holder exchanges all of his or her shares of Issaquah common stock solely for shares of Cascade common stock, that holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Cascade common stock (as discussed below). The aggregate adjusted tax basis of the shares of Cascade common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Issaquah common stock surrendered for the Cascade common stock (reduced by the tax basis allocable to any fractional share of Issaquah common stock for which cash is received), and the holding period of the Cascade common stock will include the period during which the shares of Issaquah common stock were held. If a holder has differing bases or holding periods in respect of his or her shares of Issaquah common stock, the holder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Cascade common stock received in the exchange.

      Exchange for Cascade Common Stock and Cash. If pursuant to the merger a holder exchanges all of his or her shares of Issaquah common stock for a combination of Cascade common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Cascade common stock received pursuant to the merger over that holder’s adjusted tax basis in his or her shares of Issaquah common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain if the holder’s holding period with respect to the Issaquah common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “— Possible Treatment of Cash as a Dividend” below.

      The aggregate tax basis of Cascade common stock received by a holder that exchanges his or her shares of Issaquah common stock for a combination of Cascade common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Issaquah common stock surrendered for Cascade common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the Cascade common stock will include the holding period of the shares of Issaquah common stock surrendered. If a holder has differing bases or holding periods in respect of his or her shares of Issaquah common stock, the holder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Cascade common stock received in the exchange.

      Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Cascade. For purposes of this determination, the holder is treated as if he or she first exchanged all of his or her shares of Issaquah common stock solely for Cascade common stock and then Cascade immediately redeemed (the “deemed redemption”) a portion of the Cascade common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) “not essentially equivalent to a dividend” or (2) “substantially disproportionate” with respect to the holder.

      Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be not “essentially equivalent to a dividend”, the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Cascade. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that shareholder has a relatively minor reduction in his or her percentage stock ownership under the above analysis. In general, determining whether a “meaningful reduction” has occurred requires a comparison of (1) the percentage of the outstanding stock of Cascade that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Cascade that is actually and constructively owned by the holder immediately after the deemed redemption. The deemed redemption, generally, will be “substantially disproportionate” with respect to a holder if the percentage described in (2) above is less than 80% of the percentage described in (1) above. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock actually owned by the holder. As these rules are complex, each holder that may be subject to these rules should consult his or her tax advisor.

      Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of Cascade common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of Issaquah common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Issaquah common stock is more than one year.

      Dissenting Shareholders. Holders of Issaquah common stock who dissent with respect to the merger as discussed in “Dissenters’ Rights” beginning on page 42 of this proxy statement/ prospectus, and who receive cash in respect of their shares of Issaquah common stock will recognize capital gain equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

      Backup Withholding. Non-corporate shareholders of Issaquah may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

      Reporting Requirements. Shareholders who receive Cascade common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Issaquah’s shareholders will be responsible for the preparation of their own tax returns.

      This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to an Issaquah shareholder will depend upon the facts of his or her particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular tax consequences to you of the merger.

Conduct of Business Pending the Merger

      Issaquah. Issaquah has agreed in the merger agreement to operate its businesses in the usual, regular and ordinary course and to use its best efforts to preserve its business relationships and to retain key employees. The merger agreement provides that, except with the written consent of Cascade, neither Issaquah nor Issaquah Bank may:

•	amend its articles of incorporation or bylaws;

•	issue any additional shares of capital stock (except upon the exercise of outstanding options), options, warrants or other stock-based compensation rights;

•	dispose of or discontinue any of its assets, businesses or properties that exceed $25,000 in value or are otherwise material to Issaquah;

•	merge, consolidate with, or acquire any business or property of any other party that exceeds $100,000 in value or is otherwise material to Issaquah;

•	repurchase any of its capital stock, split or otherwise subdivide its capital stock, recapitalize in any way or declare a cash or stock dividend on Issaquah common stock (except as provided below);

•	incur any additional debt except in the ordinary course of business;

•	increase compensation, pay bonuses or enter into severance arrangements;

•	amend any existing employment contract with any person or enter into any new employment contract;

•	adopt any new employee benefit plan or make any material change to an existing employee benefit plan;

•	make any capital expenditures exceeding $25,000 individually or $100,000 in the aggregate;

•	enter into, renew, terminate any material contract or agreement or make any changes in any material contract or in any branch office or building lease or sublease;

•	settle any claim for money damages in excess of $25,000 or that imposes material restrictions on Issaquah;

•	organize or acquire any subsidiary;

•	extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, except that Issaquah shall not, without prior notice to and consultation with Cascade’s chief executive officer, make any new loan or extend or renew any existing loan in excess of $250,000, or sell any existing loan; or

•	change its lending, investment, liability management or other material banking policies in any material respect.

      Cascade. Cascade has agreed in the merger agreement not to take certain actions relating to its operations without the prior approval of Issaquah pending consummation of the merger. The merger agreement provides that, except with the written consent of Issaquah, Cascade may not:

•	reclassify any of its capital stock or declare or pay a dividend on its capital stock (except for regular quarterly cash dividends or dividends paid by any of its wholly owned subsidiaries);

•	take any action that would prevent or impede the merger from qualifying as a reorganization within the meaning of section 368(a) of the Code;

•	amend its articles of incorporation;

•	effect a merger, consolidation or similar transaction in which Cascade is not the surviving corporation or there is a change of control of Cascade;

•	sell, lease or otherwise dispose of 25% or more of the assets or deposits of Cascade and its significant subsidiaries; or

•	issue or sell (including by way of merger, consolidation or share exchange) securities representing 25% or more of the voting power of Cascade or any of its significant subsidiaries (except for the exercise of outstanding options or the conversion of outstanding convertible securities).

Conditions to the Completion of the Merger

      Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

      The respective obligations of Cascade and Issaquah to complete the merger are subject to the following conditions:

•	approval of the merger agreement by two-thirds majority vote of all outstanding shares of Issaquah common stock at the special meeting of Issaquah’s shareholders;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	absence of any pending or threatened claim, action, or investigation before a court or governmental agency that threatens to prevent the completion of the merger;

•	the absence of any order, decree or injunction of any court or agency that prohibits completion of the merger;

•	effectiveness of the registration statement for the Cascade shares to be issued in the merger;

•	approval by the Nasdaq SmallCap MarketTM of listing of the shares of Cascade common stock to be issued in the merger;

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a “material adverse effect” on the party making those representations and warranties (see “— Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•	that there be no change or threatened change relative to: (a) the business of Issaquah or Cascade (unless due to changes in banking regulations, accepted accounting principles, or general economic conditions, or acts approved by the other party) which is reasonably likely, individually or in the aggregate, to have a material adverse effect on such business, or (b) the ability of each party to complete the transaction, in the period from execution of the merger agreement to the effective date of the transaction;

•	execution and delivery of an employment agreement of Robert M. Ittes and change of control/severance agreement with Robert M. Ittes; and

•	the receipt by Issaquah and Cascade of an opinion of Cascade’s counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

      The obligations of Cascade under the merger agreement are subject to the following conditions:

•	the absence of any arrangements for substantial business combinations, asset sales, or acquisitions by Issaquah or its adoption of any anti-takeover or “golden parachute” provisions;

•	receipt by Cascade of agreements from each affiliate of Issaquah relating to restrictions on disposition of Cascade shares received by such affiliates;

•	receipt of voting agreements from each director and executive officer of Issaquah;

•	receipt of noncompetition and nonsolicitation agreements from each director of Issaquah and Issaquah Bank; and

•	Issaquah’s capital at closing shall not be less than $10,500,000 (after deducting transaction expenses and increased by any cash received from the exercise of Issaquah options). If this condition is not met, Cascade has the option to either elect to terminate the transaction or reduce the cash portion of the aggregate consideration by the amount of the shortfall.

      The obligations of Issaquah under the merger agreement are subject to the following conditions:

•	Issaquah’s financial advisor shall not have withdrawn its fairness opinion; and

•	nothing shall have come to Issaquah’s attention to cause it to have a reasonable belief that the merger will not be treated as a reorganization within the meaning of section 368(a) of the Code.

Representations and Warranties

      Each of Issaquah and Cascade has made representations and warranties to the other in the merger agreement as to, among other things:

•	corporate organization, existence and qualification to conduct business;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	capital structure;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	compliance with laws;

•	SEC and regulatory filings;

•	accuracy of financial statements;

•	absence of material adverse changes;

•	environmental matters;

•	loan portfolio;

•	tax treatment of the merger;

•	real estate and personal property;

•	agreements with regulatory agencies and regulatory approvals;

•	absence of legal proceedings and regulatory actions;

•	fees payable to financial advisors in connection with the merger; and

•	tax matters.

      Cascade has also made representations and warranties to Issaquah with respect to (A) availability of sufficient cash and cash equivalents on hand to finance the merger and (B) ownership of Issaquah common stock. Issaquah has also made representations and warranties to Cascade with respect to the inapplicability of state anti-takeover laws, insurance, material contracts, employee benefit plans, and the receipt of a fairness opinion.

No Solicitation by Issaquah

      Issaquah has agreed that it will not solicit, authorize, encourage or facilitate any inquiries with respect to any:

•	tender offer;

•	any proposal for a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution or other business combination involving Issaquah; or

•	any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, Issaquah.

      In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an “acquisition proposal.”

      Issaquah, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if Issaquah’s board determines in good faith, consistent with its fiduciary duties upon advice of its financial advisor and counsel, that the proposal or offer would reasonably be expected to result in a transaction that is:

•	for either (A) a merger, reorganization or similar transaction involving Issaquah, (B) a sale, transfer or other disposition of at least 50% of the assets of Issaquah, or (C) the acquisition by a person of beneficial ownership of 50% or more of Issaquah’s common stock;

•	more favorable to Issaquah shareholders from a financial point of view than the transaction contemplated by the merger agreement with Cascade; and

•	reasonably capable of being completed.

      In our discussion we refer to any offer or proposal described above as a “superior proposal.” Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, Issaquah must execute a confidentiality agreement with the other party and Issaquah’s board must promptly notify Cascade of the other party’s proposal, any information requested from, and any such discussions or negotiations sought to be initiated or continued with, Issaquah.

Regulatory Approvals Required for the Merger

      Cascade and Issaquah have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Reserve, the Federal Deposit Insurance Corporation, and various state and other regulatory authorities. We filed applications with these regulatory bodies seeking such approvals in March 2004. The merger cannot proceed in the absence of these regulatory approvals. Although Cascade and Issaquah expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice (“DOJ”) or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

      Cascade and Issaquah are not aware of any other material governmental approvals or actions that are required prior to the parties’ consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

      Federal Reserve Board Approval. The Board of Governors of the Federal Reserve System must approve the merger before the merger of Issaquah can be completed. Federal Reserve Board approval is required because Cascade is a bank holding company proposing to acquire another bank holding company, Issaquah.

      On or about March 31, 2004, Cascade filed an application with the Federal Reserve Board requesting approval of the merger. Copies of the application have been or will be provided to the U.S. Department of Justice and other governmental agencies. The application describes the terms of the merger, the parties involved, the activities to be conducted by Cascade as a result of the merger, the source of funds for the merger and provides other financial and managerial information.

      In deciding on the application, the Federal Reserve Board will consider the financial and managerial resources and prospects of the existing and combined institutions and the benefits that may be expected from the merger. The Federal Reserve Board will also evaluate the capital adequacy of Cascade before and after completion of the merger and Issaquah’s and Cascade’s record of addressing the credit needs of the communities they serve, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of its subsidiary banks, under the Community Reinvestment Act of 1977.

      The Federal Reserve Board can deny the application if it determines that the transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize a given business activity in any part of the United States. The Federal Reserve Board can also deny an application if it determines that the transaction would substantially lessen competition or would tend to create a monopoly in any section of the country, or would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed by the probable effects of the transaction in providing benefits to the public.

      Applicable federal law provides for the publication of notice and public comment on the application filed by Cascade with the Federal Reserve Board. Under current law, the merger cannot be completed until the Federal Reserve Board has approved it.

      Washington Department of Financial Institutions. The Washington Department of Financial Institutions must be notified at least 30 days prior to the completion of the merger and provided with a copy of the application to the Federal Reserve Board and certain other information, as a result of the change of control of Issaquah’s banking subsidiary, Issaquah Bank. The Department of Financial Institutions may disapprove a change of control of a state bank within 30 days of the filing of a complete application (or an extended period not exceeding an additional 15 days) if it determines that the transaction is not in the public interest and for other reasons specified under Washington law.

      Federal Deposit Insurance Corporation. The merger of Issaquah Bank into Cascade Bank as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation (the “FDIC”) pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act (the “BMA”) requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 (“CRA”) in meeting the credit needs of the entire community, including low-and moderate-income neighborhoods, served by such institutions.

      The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the transaction from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed transaction.

      The merger agreement provides that if the merger has not been consummated on or before September 30, 2004, and Cascade and Issaquah have not agreed upon an extension, the merger agreement may be terminated, subject to certain conditions, by Cascade or Issaquah. Since there is the possibility that regulatory approval may not be obtained for a substantial period of time after approval of the merger agreement by Issaquah’s shareholders, there can be no assurance that the merger will be consummated by September 30,

2004. In addition, should regulatory approval require any material change, a resolicitation of shareholders may be required if regulatory approval is obtained after shareholder approval of the merger agreement.

      Cascade and Issaquah are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Cascade and Issaquah intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting.

      The merger cannot be completed unless all necessary regulatory approvals are granted. In addition, Cascade may elect not to complete the merger if any condition under which any regulatory approval is granted is unreasonably burdensome to Cascade. See “The Merger — Conditions to the Completion of the Merger” and “— Termination of the Merger Agreement.”

Dissenters’ Rights

      In accordance with Chapter 13 of the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington), Issaquah’s shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their Issaquah common stock.

      Issaquah shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 13 in order to perfect their rights. Issaquah and Cascade will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by an Issaquah shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the WBCA, the full text of which is set forth in Appendix C.

      A shareholder who wishes to assert dissenters’ rights must (i) deliver to Issaquah before the vote is taken by Issaquah shareholders notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Issaquah at the following address within the requisite time period:

Issaquah Bancshares, Inc.

1055 NW Maple Street
P.O. Box 1263
Issaquah, WA 98027
Attn: Ward Smith, Corporate Secretary

      A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to Issaquah a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Issaquah the record shareholder’s written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

      A shareholder who does not deliver to Issaquah prior to the vote being taken by Issaquah shareholders a notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger agreement or abstain from voting. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Issaquah common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder’s statutory dissenters’ rights.

      If the merger is effected, Cascade as the surviving corporation shall, within ten days after the effective date of the merger, deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 13 of the WBCA. Such notice will, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment; and (iv) set a date by which Cascade must receive the payment demand, which date will be between 30 and 60 days after notice is delivered.

      A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

      Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Cascade shall pay each dissenter with properly perfected dissenters’ rights Cascade’s estimate of the “fair value” of the shareholder’s interest, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own Issaquah shares prior to the public announcement of the merger, Cascade is required to make the payment only after the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger. The rate of interest is generally required to be the rate at which Cascade can borrow money from other banks.

      A dissenter who is dissatisfied with Cascade’s estimate of the fair value or believes that interest due is incorrectly calculated may notify Issaquah of the dissenter’s estimate of the fair value and amount of interest due. If Cascade does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value then Cascade must, within 60 days, petition a court to determine the fair value.

      In view of the complexity of Chapter 13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 13 of the WBCA, shareholders of Issaquah who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Termination of the Merger Agreement

      General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of Issaquah, in any of the following ways:

•	by mutual consent of Cascade and Issaquah;

•	by either Cascade or Issaquah, 60 days after the date on which any application for a required regulatory approval is denied (or should any required approval be conditioned upon a substantial deviation from the transactions contemplated), unless such denial is appealed within 14 business days;

•	by either Cascade or Issaquah, if the merger is not completed on or before September 30, 2004, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement;

•	by either Cascade or Issaquah, if the approval of the shareholders of Issaquah required for completion of the merger has not been obtained at the special meeting or any adjournment or postponement of the meeting;

•	by either Cascade or Issaquah, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

•	by either Cascade or Issaquah if an event occurs between execution of the merger agreement and the effective date of the merger that has an adverse material effect on the business of the other party unrelated to changes in the banking industry, the general economy, accounting principles, or actions authorized by the party seeking to terminate the merger agreement;

•	by Issaquah if its financial advisor, Columbia, withdraws its fairness opinion;

•	by Issaquah if its board of directors determines in good faith, after consultation with outside counsel, that in light of an unsolicited superior proposal it must terminate the merger agreement to comply with its fiduciary duties to Issaquah and its shareholders, provided that Issaquah may terminate the merger agreement solely in order to concurrently enter into a letter of intent, agreement in principle, an acquisition agreement or other similar agreement (an “acquisition agreement”) related to a superior proposal. Furthermore, Issaquah may terminate the merger agreement only after the fifth day following Cascade’s receipt of a written notice advising Cascade that Issaquah’s board of directors is prepared to accept a superior proposal, and only if, during that five-day period, if Cascade so elects, Issaquah has negotiated in good faith with Cascade to make adjustments in the terms and conditions of the merger agreement as would enable Cascade to proceed with the merger on those adjusted terms; or

•	by Cascade if the average closing price of Cascade shares for the twenty trading days prior to the determination date (the “valuation period”) is less than $14.44 unless Issaquah’s board of directors determines it to be in the best interests of the company and its shareholders to complete the merger, even if the per share consideration is below $64.50.

It is not possible to know whether the price-based termination right will be triggered until after the third trading day immediately prior to the effective date of the merger (the “determination date”). If Issaquah’s shareholders approve and adopt the merger agreement at the special meeting and afterward Cascade’s price-based termination right is triggered, the Issaquah board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and without any further action by or resolicitation of the shareholders of Issaquah, or to terminate the merger agreement.

      Termination Fee. Issaquah must pay Cascade a termination fee of $1.5 million if:

•	Issaquah terminates the merger agreement in order to accept a superior proposal;

•	Issaquah terminates the merger agreement because Columbia’s fairness opinion is withdrawn for any reason and within twelve months of terminating the merger agreement Issaquah enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination involving Issaquah or Issaquah Bank, or the sale of a substantial equity interest in, or a substantial portion of the assets of, Issaquah or Issaquah Bank; or

•	an acquisition proposal with respect to Issaquah has been made known to Issaquah and has been publicly announced or otherwise become public, or been made to the Issaquah shareholders, and after which both of the following occurs:

(a) the merger agreement is terminated by Cascade or Issaquah because the merger is not completed on or before September 30, 2004, and prior to that date the shareholders of Issaquah have not previously approved the merger; and

(b) within twelve months of terminating the merger agreement (1) Issaquah or Issaquah Bank enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination, or the sale of a substantial equity interest in, or a substantial portion of the assets of Issaquah or Issaquah Bank.

      Further, Issaquah must pay Cascade a termination fee of $1.0 million if:

•	either party terminates the merger agreement because the approval of the shareholders of Issaquah required for completion of the merger has not been obtained at the special meeting or any adjournment of postponement of the meeting; or

•	either party terminates the merger agreement by reason of Issaquah’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 days following written notice by Cascade, or which breach, by its nature, cannot be cured prior to the closing date of the merger.

      Cascade is entitled to only one termination fee.

      Issaquah agreed to this termination fee arrangement in order to induce Cascade to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Issaquah.

      Cascade must pay Issaquah a termination fee of $1 million if:

•	either party terminates the merger agreement by reason of Cascade’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 days following written notice by Issaquah, or which breach, by its nature, cannot be cured prior to the closing date of the merger.

      Effect of Termination. If the merger agreement is terminated, subject to the termination fee provisions, it will become void and there will be no liability on the part of Cascade or Issaquah or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

•	Cascade and Issaquah each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

Extension, Waiver and Amendment of the Merger Agreement

      Extension and Waiver. At any time prior to the completion of the merger, each of Cascade and Issaquah may, to the extent legally allowed:

•	extend the time for the performance of the obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

      Amendment. Subject to compliance with applicable law, Cascade and Issaquah may amend the merger agreement at any time before or after approval of the merger agreement by Issaquah shareholders.

However, after approval of the merger agreement by Issaquah shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Issaquah shareholders.

Stock Market Listing

      Cascade common stock is listed on the Nasdaq SmallCap MarketTM. Cascade has agreed to use its reasonable best efforts to cause the shares of Cascade common stock to be issued in the merger to be listed on the Nasdaq SmallCap MarketTM. It is a condition of the merger that those shares be listed on the Nasdaq SmallCap MarketTM.

Dividends

      The merger agreement provides that, prior to the effective date:

•	Cascade may declare and pay its regular quarterly cash dividend and may increase its quarterly dividend in a manner consistent with past practice;

•	Issaquah shall not pay or declare any dividend; provided, however, that if for any reason other than Issaquah’s breach of any of its obligations under the merger agreement, the transaction does not close by the record date for Cascade’s second quarter dividend (estimated at July 7, 2004), upon closing the Issaquah shareholders will receive a cash dividend from Issaquah equal to the amount they would have received if they had been Cascade shareholders on that date.

Resale of Cascade Common Stock

      The shares of Cascade common stock to be issued to shareholders of Issaquah upon consummation of the merger have been registered under the Securities Act of 1933, as amended. Such shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of Issaquah or Cascade as that term is defined in the rules under the Securities Act. Cascade common stock received by those shareholders of Issaquah who are deemed to be “affiliates” of Issaquah on the date of the special meeting may be resold without registration only to the extent provided for by rule 145, which permits limited sales under certain circumstances, or as otherwise permitted under the Securities Act.

      An “affiliate” of Issaquah is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Issaquah. These restrictions generally are expected to apply to the directors and executive officers of Issaquah. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Cascade will give stop transfer instructions to the transfer agent with respect to the shares of Cascade common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

      In the merger agreement, Issaquah has agreed to use its best efforts to cause each person who may be deemed to be an affiliate of Issaquah to enter into an agreement with Cascade providing that such affiliate will not sell, transfer, or otherwise dispose of the shares of Cascade common stock to be received by such person in the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This proxy statement/ prospectus does not cover any resales of Cascade common stock received by affiliates of Issaquah.

Accounting Treatment

      The acquisition of Issaquah will be accounted for using the purchase method of accounting by Cascade under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of Issaquah will be recorded by Cascade at their respective fair values at the time of the merger. The excess of Cascade’s purchase price over the net fair value of assets acquired including identifiable intangible asset(s), and liabilities assumed is recorded as goodwill. Goodwill will be periodically reviewed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Issaquah will be included in Cascade’s consolidated statement of operations after the date of the merger. The intangible asset(s) will be amortized against the combined company’s earnings following completion of the merger.

Expenses

      The merger agreement provides that each of Cascade and Issaquah will pay its own expenses in connection with the transactions contemplated by the merger agreement.

BUSINESSES OF THE PARTIES TO THE MERGER

Industry Overview

      The commercial banking industry continues to undergo increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers’ funds or lending sources for their needs. Banks have been granted extended powers to better compete, including the limited right to sell insurance and securities products, but the percentage of financial transactions handled by commercial banks has dropped steadily. Although the amount of deposits in banks is remaining relatively steady, such deposits represent less than 20% of household financial assets compared to over 35% twenty-five years ago. This trend represents a continuing shift to stocks, bonds, mutual funds and retirement accounts.

      Nonetheless, commercial banks are reducing costs by consolidation and exploring alternative products and different ways of delivering bank products. Although new community banks continue to be organized, bank mergers substantially outstrip formations.

      To more effectively and efficiently deliver their products, banks are opening in-store branches, installing more automated teller machines (“ATMs”) and investing in technology to permit telephone, personal computer and Internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the gap between larger super-regional banks, committed to becoming national or regional “brand names” providing a broad selection of products at low cost and with advanced technology, and community banks that provide most of the same products but with a commitment to personal service and with local ties to the customers and communities they serve.

Cascade

      Cascade is a Washington corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Cascade is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, Cascade Bank. Cascade Bank is headquartered in Everett, Washington and conducts business from its 15 branch offices located in King and Snohomish County in western Washington. As of December 31, 2003, Cascade had total assets of approximately $885 million, net loans receivable of approximately $567 million, total deposits of approximately $564 million and shareholder’s equity of approximately $64 million. Cascade was incorporated in 1994.

      Cascade Bank is a Washington state-chartered commercial bank. Cascade Bank offers a wide range of financial services to commercial and individual customers, including short-term and medium-term loans, revolving credit facilities, inventory and accounts receivable financing, equipment financing, residential and commercial construction lending, mortgage lending, various savings programs, checking accounts, installment and personal loans, and bank credit cards. Cascade Bank also provides a broad range of depository and lending services to commercial and industrial enterprises and individuals.

      Cascade Bank has been serving the people of Snohomish County since 1916 when it was organized as a mutual savings and loan association. On September 15, 1992, Cascade Bank completed its conversion from a federal mutual to a federal stock savings bank.

      In July 2001, Cascade Bank converted its charter from that of a federal stock savings bank to a Washington state commercial bank, and Cascade elected to be treated as a financial holding company with the Federal Reserve Board. Following this conversion, Cascade changed its fiscal year end from June 30 to December 31 to align its reporting period with those of its commercial bank peers.

      The deposits of Cascade Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”), up to the limits specified by law.

      Market Area. Headquartered in Everett, Washington, Cascade serves its customers from fifteen full service offices, ten in Snohomish County and five in King County. Located in the center of the western

Washington region, Snohomish and King Counties experienced significant growth in the 1990s, although in the past few years the area has experienced an economic slowdown.

      Despite the relocation of its corporate headquarters to Chicago, the Boeing Company remains the largest employer in the Puget Sound Area and in Snohomish County. Boeing has substantially reduced its workforce in Cascade’s market area in the past few years as a result of the nationwide slowdown in the airline and aerospace industry after the tragic events of September 11, 2001. Significant Boeing layoffs in the past have not affected Cascade Bank’s asset quality; however, there can be no assurance that any future Boeing layoffs will not adversely affect Cascade Bank’s loan portfolio.

      Cascade Bank’s market area in King County includes the growing cities on the Eastside of King County, across Lake Washington. This area’s economy has been dominated by Microsoft, with other high technology companies playing an important role. Slowdowns and retrenchment with a number of these firms has led to slower economic growth than in the past with a potential impact on the financial services firms that serve the area. Vacancy rates for the commercial real estate market in King County have improved somewhat but remain at historically high levels.

      On the plus side, Everett is the home port of the Navy’s carrier battleship, the USS Abraham Lincoln. The contribution that the Navy makes to the economy is not dependent on other trends. The economy in Cascade’s market area has also become more dependent upon the healthcare and biotechnology industries, two industries which have been less affected by the recent economic slowdown.

      Business Strategy. Cascade intends to continue to emphasize changing the composition of the Bank’s loan portfolio and the deposit base as part of the migration to a commercial bank. Cascade is attempting to pursue the following strategies:

•	increasing the percentage of its assets consisting of business, construction, and commercial real estate loans with higher risk-adjusted returns, shorter maturities and greater sensitivity to interest rate fluctuations;

•	increasing deposits by attracting lower cost transaction accounts (such as checking, savings and money market accounts) through an enhanced branch network, customer calling center and online banking;

•	diligently searching for sources of fee-based revenue;

•	maintaining cost-effective operations by efficiently offering products and services;

•	maintaining its capital position at or above the “well-capitalized” (as defined for regulatory purposes) level; and

•	exploring prudent means to grow the business internally and/or through acquisitions.

      Cascade believes that its growth strategy will allow it to achieve greater diversification of its markets and products, enhance shareholder value by more effectively leveraging equity capital, and more effectively position the company to take advantage of acquisition opportunities in the rapidly changing financial services industry. However, the shift in emphasis to commercial banking does inherently contain additional credit underwriting risks.

      A source of future growth may be through acquisitions. Cascade’s management believes that many other financial institutions are considering selling their institutions for a variety of reasons, including lack of shareholder liquidity, management succession issues, technology challenges, and increasing competition. Cascade actively reviews proposals for various acquisition opportunities. Cascade has a due diligence review process to evaluate potential acquisitions. The objective of acquisitions will be to increase the opportunity for quality earning asset growth, deposit generation and fee-based income opportunities; diversify the earning assets portfolio and core deposit base through expansion into new geographic markets; maintain a well capitalized position after the acquisition; improve the potential profits from the combined operations through economies of scale; and enhance shareholder value measured through increasing return on equity and/or increasing earnings per share.

      Cascade’s ability to make future acquisitions depends on several factors such as the availability of suitable acquisition candidates, necessary regulatory and shareholder approval, compliance with applicable capital requirements and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Cascade may need to obtain additional debt and equity capital in pursuing its business strategy. Cascade’s access to capital markets or the costs of this capital can be impacted by economic, financial, competitive and other conditions beyond Cascade’s control. Further, acquisition candidates may not be available in the future on favorable terms. There are only a limited number of suitable acquisition candidates with in Cascade’s existing and potential market areas, and many of these candidates would also be attractive acquisition candidates for other financial institutions. This competition is likely to affect Cascade’s ability to make acquisitions, increase the price paid for certain acquisitions, and increase the costs of analyzing possible acquisitions. Therefore, no assurance can be made that acquisition activity will continue in the future.

      Managing growth through acquisitions is a challenging process that includes integration and training of personnel, developing common products and pricing, combining office and operations policies and procedures, data processing conversion and various other matters. After any acquisition, Cascade may experience adverse changes in results of operations of acquired entities, unforeseen liabilities, asset quality problems of acquired entities, loss of key personnel, loss of customers because of change in identity, difficulties in integrating data processing and operational procedures, and deterioration in local economic conditions.

      Facilities. Cascade owns six full service branch locations and leases nine full service locations. Owned offices range in size from 3,500 to 52,000 square feet and have a total net book value at December 31, 2003, including leasehold improvements, furniture and fixtures, of $7.8 million. Cascade leases approximately 10% of its main office in Everett and approximately 25% of its Marysville office to non-affiliated parties.

      Competition. The banking industry is highly competitive. Cascade Bank faces strong competition in attracting deposits and in originating loans. The most direct competition for deposits has historically come from other commercial banks, saving institutions and credit unions located in the primary market area. As with all banking organizations, Cascade also has competition from nonbanking sources, including mutual funds, corporate and governmental debt securities and other investment alternatives. Cascade expects increasing competition from other financial institutions and nonbanking sources in the future. Many of Cascade’s competitors have more significant financial resources, larger market share and greater name recognition than Cascade. The existence of such competitors may make it difficult for Cascade to achieve its financial goals.

      Competition has further increased as a result of Washington banking laws that permit statewide branching of Washington domiciled financial institutions and acquisitions of Washington-based financial institutions by out-of-state bank holding companies.

      Management believes that the principal competitive factors affecting Cascade’s markets include interest rates paid on deposits and charged on loans, the range of banking products available, and customer service and support. Although management believes that Cascade’s products currently compete favorably with respect to these factors, there can be no assurance that Cascade can maintain its competitive position against current and potential competitors, especially those with significantly greater financial resources.

      Cascade’s competition for loans comes principally from other commercial banks, savings institutions, credit unions and mortgage banking companies. Cascade competes for loans principally through the efficiency and quality of the services it provides borrowers, real estate brokers and home builders, and the interest rates and loan fees it charges.

      Cascade competes for deposits by offering depositors a wide variety of checking accounts, savings accounts, certificates and other services. Cascade’s ability to attract and retain deposits depends on its ability to provide deposit products that satisfy the requirements of customers as to interest rates, liquidity, transaction fees, risk of loss of deposit, convenience and other factors. Deposit relationships are actively solicited through a sales and service system.

      Changes in technology, mostly from the growing use of computers and computer-based technology, present competitive challenges to Cascade. Large banking institutions typically have the ability to devote significant resources to developing and maintaining technology-based services such as on-line banking and other banking products and services over the Internet, including deposit services and mortgage loans. Some new banking competitors offer all of these services online. Customers who bank by computer or by telephone may not need to go to a branch location in person. Cascade’s high service philosophy emphasizes face-to-face contact with tellers, loan officers and other employees. Cascade believes a personal approach to banking is a competitive advantage, one that will remain popular in the communities that it serves. However, customer preferences may change, and the rapid growth of online banking could, at some point, render Cascade’s personal, branch-based approach obsolete. Cascade believes that it has reduced this risk by offering on-line banking services to its customers, and by continuing to provide 24-hour banking services. There can be no assurance that these efforts will be successful in preventing the loss of customers to competitors.

      Employees. As of April      , 2004, Cascade and its subsidiaries had 172 full-time equivalent employees. None of Cascade’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

      Legal Proceedings. Periodically and in the ordinary course of business, various claims and lawsuits are brought against Cascade or Cascade Bank, such as claims to enforce liens, condemnation proceedings on properties in which Cascade Bank held security interests, claims involving the making and servicing of real property loans and other issues incident to the business of Cascade and Cascade Bank. In the opinion of management, the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the financial position or results of operations of Cascade.

      Financial and other information relating to Cascade is set forth in Cascade’s annual report on Form 10-K for the year ended December 31, 2003. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Cascade, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference in Cascade’s annual report on Form 10-K for the year ended December 31, 2003, and Cascade’s proxy statement dated March 15, 2004, for its annual meeting of shareholders. Copies of this information may be obtained from Cascade as indicated under “Where You Can Find More Information.”

Issaquah

      Issaquah is a Washington corporation registered as a bank holding company under The Bank Holding Company Act of 1956. Issaquah is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, Issaquah Bank. Issaquah Bank is headquartered in Issaquah, Washington, and conducts business from two branch offices located in Issaquah and North Bend, on the Eastside of King County. As of December 31, 2003, Issaquah had total assets of approximately $127.6 million, total loans receivable of approximately $87.9 million, total deposits of approximately $103.5 million and shareholders’ equity of approximately $10.5 million.

      Issaquah Bank is a Washington state-chartered commercial bank. Issaquah Bank engages primarily in the business of providing commercial, real estate, private and professional banking services to commercial individual customers in Issaquah and neighboring communities, including short-term and medium-term loans, revolving credit facilities, residential and commercial construction lending, mortgage lending, various savings programs, checking accounts, installment and personal loans, and bank credit cards.

      Business Strategy. Since its organization in 1992, Issaquah Bank has pursued an aggressive growth strategy. Issaquah has capitalized on market opportunities created by failures of larger banking organizations to focus on local customers following mergers and consolidations and on the strength and experience of its management team. Issaquah has successfully grown its assets to approximately $129.9 million in just under twelve years, with corresponding growth in revenues and earnings, by differentiating its level of service and by being disciplined and focused in its marketing activities.

      Issaquah Bank has always prioritized timely local decision-making and emphasized the highest level of personal banking service. Issaquah strives to attract and retain the most dedicated and experienced banking professionals in the market and has built its business model around relationship managers that remain directly involved in all aspects of customer relationships.

      Issaquah invests a considerable amount of management and officer time in developing and maintaining referral networks, particularly with professional firms and existing customers. Targets include small-to medium sized businesses that are generally privately held and not in higher-risk industries requiring specialized knowledge.

      Certain financial-related products and service areas have been identified as important to Issaquah Bank’s customer base, yet at the Bank’s current volume remain too costly for direct investment. Therefore, Issaquah has developed strategic referral alliances with providers of equipment leasing, asset-based financing, long-term commercial real estate lending, investment management and payroll processing. These alliances allow Issaquah Bank to expand its product offerings and generate fee income without significant capital investment.

      Products and Services. Issaquah Bank provides its customers a traditional array of deposit products, including non-interest checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. In addition, the Bank offers specialized loans for its business and commercial customers, including working capital and term financing, commercial and standby letter of credit financing, real estate construction loans and SBA loans for qualified businesses. Commercial lending is the primary focus of Issaquah Bank’s lending activities and a significant portion of its loan portfolio consists of commercial loans.

      Real estate loans are also available for construction, purchase and refinancing of residential owner-occupied and rental properties, with a variety of fixed and adjustable rate options and terms.

      Issaquah Bank provides loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit.

      Market Area. Issaquah Bank primarily accepts deposits and makes loans within the Eastside of King County, including Issaquah, North Bend and neighboring communities. Due to this focus, Issaquah is more dependent on, and exposed to, changes in the local economy than competitors who serve a number of geographic markets. King County is the state’s largest population center, home to approximately half of all Washingtonians. The population grew more than 15% in the last decade, with approximately 20% of its growth on the Eastside.

      Competition. The community banking business is highly competitive. Issaquah Bank competes primarily with other commercial banks, as well as savings and loan associations, finance companies, and credit unions. Issaquah Bank’s major commercial bank competitors are super-regional diversified financial institutions headquartered outside the state of Washington, such as Bank of America, Wells Fargo Bank, U.S. Bank and Washington Mutual. Deposits at these institutions represent a significant majority of total statewide commercial bank deposits. The major commercial banks have competitive advantages over Issaquah in that they have higher lending limits and are able to offer statewide facilities and services that Issaquah Bank does not offer. To a lesser extent, Issaquah Bank also competes with several locally headquartered community banks.

      Facilities. Issaquah operates out of two offices, both of which are owned by Issaquah Bank. Issaquah’s main office located at 1055 NW Maple Street, Issaquah, Washington, was originally constructed in 1995 with 7,600 square feet. In 2003, an 11,000-square-foot addition was completed. Approximately one-half of the total square footage is occupied by Issaquah Bank, with the balance of the space available for lease to other tenants. Issaquah’s other office is located at 139 Bendigo Boulevard N., North Bend, Washington. The North Bend office, with approximately 1,980 square feet, is about forty years old. Issaquah Bank originally leased the North Bend office in 1997, remodeled in 1997, and purchased the building in 2001.

      Employees. As of April      , 2004, Issaquah and its subsidiaries had a total of 30 employees, of whom 29 work full-time. None of Issaquah’s employees are covered by a collective bargaining agreement management. Management believes relations with its employees are good.

      Legal Proceedings. There are no threatened or pending legal proceedings against Issaquah which, if determined adversely, would, in the opinion of management, have a material adverse effect on the business or financial position of Issaquah.

VOTING SECURITIES OF ISSAQUAH AND

PRINCIPAL HOLDERS

      The following table sets forth, as of April      , 2004, information as to the shares of Issaquah common stock beneficially owned by each person who, to the knowledge of Issaquah, is the owner of more than 5% of the outstanding shares of Issaquah common stock, by Issaquah’s chief executive officer and four other most highly compensated executive officers during 2003 and each director of Issaquah, and by the executive officers and directors of Issaquah as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

	Number of
	Common Shares		Percentage
Name	Beneficially Owned(1)		of Shares*

Executive Officers:
Robert M. Ittes**	36,018	(4)	8.23%
Dale F. Rosbach	10,551	(4)	2.41%
Ward S. Smith	5,886	(4)	1.35%
Lawrence Houk	5,800	(4)	1.33%
Directors:
David B. Brown	32,096	(4)	7.34%
Jeray A. Holmes	16,219	(4)	3.71%
Edward N. Roberts	11,584	(2)(4)	2.65%
Louis A. Secord, Jr.	9,908	(3)(4)	2.26%
Sherman L. Stapleton	25,633	(4)	5.86%

All current executive officers and directors as a group (9 persons)	153,695	(4)	35.13%

*	Based on 408,538 shares outstanding, plus his share of the 29,010 stock options granted to Issaquah’s directors, officers and employees, assuming the exercise of his outstanding options.

**	Mr. Ittes also serves as a director of Issaquah.

(1)	In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any share of Issaquah common stock if he or she has voting and/or investment power with respect to such security. The table includes shares owned by spouses, other immediate family members and trusts, shares held in retirement accounts or funds for the benefit of the named individuals and other forms of ownership, over which shares the persons named in the table possess voting and/or investment power.

(2)	Includes 5,943 shares held by Roberts Properties, Inc.

(3)	Includes 6,442 shares held by Puget Sound Leasing.

(4)	Includes shares issuable upon the exercise of options that are exercisable within 60 days after April , 2004, as follows: Ward Smith (2,300 shares); Lawrence Houk (1,250 shares); Louis A. Secord, Jr. (1,200 shares); and for all directors and executive officers as a group (4,750 shares).

DESCRIPTION OF CASCADE CAPITAL STOCK

      Cascade is authorized to issue 25,000,000 shares of common stock, $.01 par value per share and 500,000 shares of preferred stock, none of which have been issued. Cascade common stock is listed for trading on the Nasdaq SmallCap MarketTM under the symbol “CASB.” Each share of Cascade common stock has the same relative rights and is identical in all respects with every other share of Cascade common stock. The following summary is not a complete description of the applicable provisions of Cascade’s articles of incorporation and bylaws or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

Common Stock

      Voting Rights. The holders of Cascade common stock possess exclusive voting rights in Cascade. Each holder of Cascade common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Cascade common stock. Holders of shares of Cascade common stock are not entitled to cumulate votes for the election of directors.

      Dividends. The holders of Cascade common stock are entitled to such dividends as the Cascade Board may declare from time to time out of funds legally available therefor. Dividends from Cascade depend upon the receipt by Cascade of dividends from its subsidiaries because Cascade has no source of income other than dividends from its subsidiaries.

      Liquidation. In the event of liquidation, dissolution or winding up of Cascade, the holders of shares of Cascade common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities of Cascade.

      Other Characteristics. Holders of Cascade common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of Cascade common stock which may be issued. Therefore, the board of directors of Cascade may authorize the issuance and sale of shares of common stock of Cascade without first offering them to existing shareholders of Cascade. Cascade common stock is not subject to any redemption or sinking fund provisions. The outstanding shares of Cascade common stock are, and the shares to be issued in the merger will be, fully paid and non-assessable.

Preferred Stock

      Cascade’s board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and voting powers, preferences, and relative, participation, optional or other special rights, and qualifications, limitations or restrictions of each series, all without any vote or other action on the part of the holders of Cascade common stock. Cascade can issue shares of preferred stock at any time in any amount, provided that not more than 500,000 shares of preferred stock are outstanding at any one time. No preferred shares have been issued by Cascade. Shares of Cascade common stock would, however, be subject to the rights of holders of Cascade preferred stock, if and when issued.

COMPARISON OF SHAREHOLDERS’ RIGHTS

      Cascade and Issaquah are incorporated under the laws of the state of Washington and, accordingly, the rights of their respective shareholders are governed by their articles of incorporation, bylaws, and the Washington Business Corporation Act (“WBCA”).

      Upon consummation of the merger, shareholders of Issaquah will become shareholders of Cascade and, as such, their rights will be governed by Cascade’s articles of incorporation, its bylaws, and the WBCA. The following is a summary of material differences between the rights of a Cascade shareholder under Cascade’s articles of incorporation and bylaws, and the rights of an Issaquah shareholder under Issaquah’s articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See “Where You Can Find More Information.”

Preferred Stock

      Cascade. Cascade’s board of directors can at any time, under Cascade’s articles of incorporation, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Cascade through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring Cascade management could stop a takeover by preventing the person trying to take control of Cascade from acquiring enough voting shares necessary to take control.

      Issaquah. Issaquah’s articles of incorporation do not provide for the issuance of any preferred stock.

Removal of Directors

      Cascade. Cascade’s articles of incorporation provide that any director or the entire board of directors may be removed only for cause by the affirmative vote of the holders of 80% of the total votes eligible to be cast at a meeting called expressly for such purpose. These supermajority and cause requirements make it difficult for a person or entity to acquire control of Cascade’s board of directors through director elections.

      Issaquah. Issaquah’s articles of incorporation do not provide that directors may only be removed for cause. Issaquah’s bylaws provide that directors may be removed, with or without cause, by the affirmative vote of the holders of 60% of the corporation’s outstanding shares of common stock.

Special Meetings of Shareholders and Action Without a Meeting

      Cascade. Cascade’s articles of incorporation provide that special meetings of shareholders may be called only by the board of directors, a committee of the board of directors, or holders of not less than 20% of the outstanding shares entitled to vote at the meeting. This restriction on who may call a special meeting of shareholders may deter hostile takeovers of Cascade by making it more difficult for a person or entity to call a special meeting of shareholders for the purpose of considering an acquisition proposal or related matters.

      Issaquah. Issaquah’s bylaws provide that special meetings of the shareholders may be called by the president, 10% of the board of directors, or by holders of not less than 10% of the outstanding capital stock of Issaquah entitled to vote at the meeting.

Nomination of Director Candidates and Other Shareholder Proposals

      Cascade. Cascade’s articles of incorporation provide detailed procedures that must be strictly complied with in order for shareholder nominations of candidates for directors or shareholder proposals to be considered at a shareholders’ meeting. These procedures include providing a specific form of notice to Cascade of such proposals or nominees generally not less than 30 days and not more than 60 days prior to the annual meeting. Failure to comply with these procedural requirements will preclude such nominations or new business from being considered at the meeting. These procedures make it more difficult for a shareholder to oppose the board’s nominees or proposals, and to introduce competing nominees or proposals, at meetings of shareholders.

      Issaquah. Issaquah’s articles of incorporation and bylaws do not include any procedures that must be complied with in order for shareholder nominations of candidates for directors or shareholder proposals to be considered at a shareholders’ meeting.

Indemnification of Officers and Directors and Limitation of Liability

      Cascade. Pursuant to Cascade’s articles of incorporation, Cascade will, to the fullest extent permitted by the WBCA, indemnify the officers, directors, and employees of Cascade with respect to expenses, settlements, judgments and fines in suits in which such person was made a party by reason of the fact that he or she is or was an agent of Cascade, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation commonly referred to as a derivative action. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. In addition, Cascade’s articles of incorporation provide that the directors of Cascade shall not be personally liable for monetary damages to Cascade for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties.

      Issaquah. Pursuant to Issaquah’s articles of incorporation, Issaquah will, to the fullest extent permitted by the WBCA, indemnify the directors of Issaquah against liability, damage or expense resulting from the fact that such person is or was a director, except for any liability, damage or expense resulting from the director’s gross negligence. The WBCA provides that no such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally receives a benefit to which he or she was not entitled. In addition, Issaquah’s articles of incorporation provide that the directors of Issaquah shall not be liable for monetary damages to Issaquah for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization of illegal distributions to shareholders or loans to directors, or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bring a lawsuit against directors for a breach of their duties.

      In addition to the indemnification provisions set forth in Issaquah’s articles of incorporation, Issaquah’s bylaws provide for the indemnification of the officers and directors of Issaquah, and persons serving as directors, officers, employees or agents of another company (such as Issaquah Bank) at Issaquah’s request, for any loss, liability or expense in connection with a legal action or administrative proceeding, as long as the indemnified person acted in good faith, reasonably believed his or her conduct to be in the best interests of the corporation (or at least not opposed to such interests) and, in the case of criminal actions, if the person had no reasonable cause to believe that his or her conduct was unlawful, and did not engage in a violation of applicable federal or state banking laws and regulations.

      In the case of claims brought by Issaquah against its own officers or directors (derivative actions), Issaquah’s bylaws do not provide for indemnification if the officer or director is determined to be liable to the corporation and in any event, such indemnification is limited to his or her reasonable expenses.

Amendment of Articles of Incorporation and Bylaws

      Cascade. Cascade’s articles of incorporation may generally be amended by the vote of the holders of a majority of the outstanding shares of Cascade common stock, except that the provisions of the articles of incorporation governing shareholder meetings, nominations and proposals, the number, classification and removal of directors, 10% share acquisitions and evaluation of business combinations, limitation of director liability and indemnification, amendments to articles and bylaws, and approval of business combinations with “Related Persons”, may not be amended altered, changed or repealed except by the vote of the holders of at least 80% of the outstanding shares of Cascade.

      Issaquah. Issaquah’s articles of incorporation may generally be amended by the vote of a majority of the shares eligible to be cast at a meeting of the shareholders. Issaquah’s bylaws may be amended by the vote of 60% of the directors or by the holders of a majority of shares.

10% Share Acquisitions

      Article XIV of Cascade’s articles of incorporation provides that if any person acquires beneficial ownership of more than 10% of any class of Cascade’s equity securities without the prior approval of two-thirds of Cascade’s board, then all shares acquired by such person in excess of 10% shall only be entitled to cast 1/100th of a vote per share.

Approval of Mergers, Sale of Substantially All Assets, Tender Offers and Business Combinations

      Cascade. Article XV of Cascade’s articles of incorporation requires the approval of the holders of (i) at least 80% of Cascade’s outstanding shares of voting stock, and (ii) at least a majority of Cascade’s outstanding shares of voting stock, not including shares held by a “Related Person,” to approve certain “Business Combinations,” with a Related Person. The 80% shareholder vote requirement will not apply, however, if the proposed transaction has been approved in advance by a two-thirds majority of those members of the Cascade board of directors who were directors prior to the time when the Related Person became a Related Person. In the event the requisite approval of the board of directors is given, the normal vote requirement of applicable Washington law would apply. The term “Related Person” is defined to include any individual, corporation, partnership or other entity which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Cascade. The provisions of Article XV apply to any “Business Combination” which is defined to include among other things: any merger or consolidation of Cascade or any of its affiliates with or into any Related Person; any sale, lease, exchange, mortgage, transfer, or other disposition of all or a substantial part of the assets of Cascade or any of its affiliates to any Related Person (the term “substantial part” is defined to include more than 25% of Cascade’s total assets); any sale, lease, exchange, or other transfer by any Related Person to Cascade of all or a substantial part of the assets of Related Person; the issuance of any securities of Cascade or its subsidiary to a Related Person; the acquisition by Cascade of any securities of the Related Person; any reclassification of Cascade common stock; and any agreement, contract or other arrangement providing for any of the transactions described above. The increased shareholder vote required to approve a Business Combination may have the effect of limiting mergers and other business combinations.

      Issaquah. Issaquah’s articles of incorporation do not contain a comparable business combination provision to that set forth above, but do require Issaquah’s board of directors to consider all relevant factors when evaluating certain business combinations or a tender or exchange offer, including the social and economic effects of the transaction on Issaquah’s community and its depositors, borrowers, employees, suppliers and other constituents.

LEGAL OPINIONS

      The validity of the Cascade common stock to be issued in the merger is being passed upon for Cascade by Keller Rohrback L.L.P., Seattle, Washington. Keller Rohrback, L.L.P. will also deliver an opinion concerning certain federal income tax consequences of the merger.

EXPERTS

      The consolidated financial statements of Cascade Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and for the years ended December 31, 2003 and 2002, for the six-month period ended December 31, 2001, and for the year ended June 30, 2001 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

      The Issaquah board is not aware of any business to come before the Issaquah special meeting other than those matters described above in this proxy statement/ prospectus. However, if any other matters should properly come before the Issaquah special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

WHERE YOU CAN FIND MORE INFORMATION

Cascade

      Cascade files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC” or the “Commission”). You may read and copy such reports, statements and information at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, materials filed by Cascade are available for inspection at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. Reports, proxy statements and other information filed by Cascade are also available on the Internet at the Commission’s website at “http://www.sec.gov.”

      Cascade has filed a registration statement on Form S-4 to register with the SEC the shares of Cascade to be issued to Issaquah shareholders. This proxy statement/ prospectus is part of the registration statement and constitutes a prospectus of Cascade and a proxy statement for Issaquah for the special meeting. As allowed by the SEC, this proxy statement/ prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

      The SEC allows Cascade to “incorporate by reference” information into this proxy statement/ prospectus, which means that Cascade can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/ prospectus, except for any information superseded by information contained directly in the proxy statement/ prospectus. This prospectus incorporates by reference the following documents that Cascade has filed with the SEC:

      1. Cascade’s annual report on Form 10-K for the year ended December 31, 2003;

2.	Cascade’s proxy statement, dated March 15, 2004 for its annual meeting of shareholders to be held on May 4, 2004 that has been incorporated by reference in the 2003 Cascade Form 10-K;

      3. Cascade’s current report on Form 8-K filed on January 27, 2004;

      4. Cascade’s current report on Form 8-K filed on February 12, 2004;

      5. Cascade’s prospectus filed pursuant to rule 425 on February 12, 2004; and

      6. Cascade’s current report on Form 8-KA filed on March 19, 2004.

      Cascade incorporates by reference additional documents that it may file with the SEC between the date of this proxy statement/ prospectus and the date of the special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

      This proxy statement/ prospectus incorporates by reference important business and financial information about Cascade that is not included with these documents. This information is available without charge to Issaquah shareholders upon written or oral request to: Lars Johnson, Chief Financial Officer, Cascade Financial Corporation, 2828 Colby Avenue, Everett, Washington 98201 (telephone number (425) 259-8533). Shareholders must request this information no later than                     , 2004, to assure receipt before the special meeting.

Issaquah

      Issaquah Bank files call reports and other financial information with the Federal Deposit Insurance Corporation (the “FDIC”), as required by federal banking regulations. You may read and copy these reports and other information at the offices of the FDIC located at 550 17th Street NW, Room F-6043, Washington, D.C. 20429, by calling (202) 898-8913, or by fax to (202) 898-3909.

      Cascade has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Cascade and Cascade Bank. Issaquah has supplied all information contained or incorporated by reference in this proxy statement/ prospectus relating to Issaquah and Issaquah Bank.

AGREEMENT AND PLAN OF MERGER
Between
CASCADE FINANCIAL CORPORATION
and
CASCADE BANK
and
ISSAQUAH BANCSHARES, INC.
and
ISSAQUAH BANK

Dated as of February 11, 2004

Appendix A

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

      This AGREEMENT AND PLAN OF MERGER, dated as of the 11th day of February, 2004 (this “Agreement”), is by and among CASCADE FINANCIAL CORPORATION (“Cascade”); CASCADE BANK (“Cascade Bank”); ISSAQUAH BANCSHARES, INC. (“Issaquah”); and ISSAQUAH BANK (“Issaquah Bank”).

RECITALS

      (A) Cascade. Cascade is a corporation duly organized and existing under the laws of the state of Washington, with its principal executive offices located in Everett, Washington. Cascade is a registered bank holding company and financial holding company under the Bank Holding Company Act of 1956, as amended. As of the Execution Date, Cascade has 25,000,000 authorized shares of common stock, $.01 par value per share (“Cascade Common Stock”) (no other class of capital stock being authorized), of which 8,241,288 shares of Cascade Common Stock are issued and outstanding. As of December 31, 2003, Cascade had capital of $64.0 million, divided into common stock of $.1 million, surplus of $11.9 million and retained earnings of $52.0 million.

      (B) Cascade Bank. Cascade Bank is a banking corporation duly organized and existing under the laws of the state of Washington. As of the Execution Date, Cascade Bank has 40,000,000 authorized shares of common stock, $1.00 par value per share (“Cascade Bank Common Stock”) (no other class of capital stock being authorized), of which 100 shares are issued and outstanding and owned by Cascade, the sole shareholder of Cascade Bank.

      (C) Issaquah. Issaquah is a corporation duly organized and existing under the laws of the state of Washington, with its principal executive offices located in Issaquah, Washington. Issaquah is a registered bank holding company and financial holding company under the Bank Holding Company Act of 1956, as amended. As of the Execution Date, Issaquah has 1,500,000 authorized shares of common stock, $1.00 par value per share (“Issaquah Common Stock”) (no other class of capital stock being authorized), of which 408,538 shares of Issaquah Common Stock are issued and outstanding. As of December 31, 2003, Issaquah had capital of $10,495,828, divided into common stock of $408,538, surplus of $3,129,060 and retained earnings of $5,384,660. As of the Execution Date, Issaquah has 35,000 shares of Issaquah Common Stock reserved for issuance under its 1993 Employee Stock Option Plan and 1996 Director Stock Option Plan pursuant to which options covering 29,010 shares of Issaquah Common Stock are outstanding (“Issaquah Options”).

      (D) Issaquah Bank. Issaquah Bank is a banking corporation duly organized and existing under the laws of the state of Washington. As of the Execution Date of this Agreement, Issaquah Bank has 600,000 authorized shares of common stock, $1.00 par value per share (“Issaquah Bank Common Stock”) (no other class of capital stock being authorized), of which 236,896 shares are issued and outstanding and owned by Issaquah, the sole shareholder of Issaquah Bank.

      (E) Voting Agreement. As a condition and an inducement to Cascade’s and Cascade Bank’s willingness to enter into this Agreement, (x) the directors and executive officers of Issaquah have entered into agreements in the form attached to this Agreement as Exhibit A, pursuant to which, among other things, each such individual has agreed to vote his or her shares of Issaquah Common Stock in favor of approval of the actions contemplated by this Agreement at the Meeting (as defined below), and (y) each director of Issaquah and Issaquah Bank has entered into an agreement in the form attached to this Agreement as Exhibit B pursuant to which each such individual has agreed to refrain from competing with Cascade and Cascade Bank after the Effective Date.

      (F) Rights, Etc. Except as Previously Disclosed (as defined below) in Schedule 5.1(C), or paragraph (C) of the Recitals to this Agreement, or as authorized by this Agreement, there are no shares of capital stock of Issaquah authorized and reserved for issuance; and Issaquah has no Rights (as defined below) issued or outstanding, and has no commitment to authorize, issue or sell any such shares or any Rights. The term “Rights” means securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, warrants, calls or commitments relating to, shares of capital stock. There are no preemptive rights with respect to Issaquah Common Stock.

      (G) Approvals. At meetings of the respective Boards of Directors of Cascade, Cascade Bank, Issaquah and Issaquah Bank, each such Board has duly approved and authorized the execution of this Agreement.

      In consideration of their mutual promises and obligations, the parties further agree as follows:

DEFINITIONS

      (A) Definitions. Certain capitalized terms used in this Agreement have the following meanings:

      “Acquisition Agreement” has the meaning assigned to such term in Section 8.1(G).

      “Acquisition Proposal” has the meaning assigned to such term in Section 6.16(D).

      “Agreement” means this Agreement and Plan of Merger, together with all Exhibits and Schedules annexed to, and incorporated by specific reference as a part of, this Agreement.

      “Appraisal Laws” has the meaning assigned to such term in Section 1.6.

      “Business Day” means any day other than a Saturday, Sunday, or legal holiday in the state of Washington.

      “Capital” means capital stock, surplus and retained earnings determined in accordance with GAAP.

      “Cascade” means Cascade Financial Corporation, a Washington corporation and a registered bank holding company and financial holding company.

      “Cascade Average Closing Price” means the price equal to the average (rounded to the nearest ten thousandth) of each Daily Sales Price of Cascade Common Stock for the twenty Trading Days immediately preceding the Determination Date.

      “Cascade Common Stock” has the meaning assigned to such term in paragraph (A) of the Recitals.

      “Cascade Financial Reports” has the meaning assigned to such term in Section 5.2(H).

      “Cascade’s Knowledge,” “Knowledge of Cascade” or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of Cascade’s officers, managers and employees.

      “Cascade Bank’s Knowledge,” “Knowledge of Cascade Bank” or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of Cascade Bank’s officers, managers and employees.

      “Cascade Bank Common Stock” has the meaning assigned to such term in paragraph (B) of the Recitals.

      “Cascade Reports” has the meaning assigned to such term in Section 5.2(AA).

      “Cascade Transaction” means: (1) a merger, consolidation or similar transaction involving Cascade, where Cascade is not the corporation surviving such transaction or where a change of control of Cascade is otherwise effected, (2) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Cascade or any of its significant Subsidiaries representing in either case 25% or more of the consolidated assets or deposits of Cascade and its Subsidiaries, or (3) the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 25% or more of the voting power of Cascade or any of its significant Subsidiaries other than the issuance of Cascade Common Stock upon the exercise of outstanding options or the conversion of outstanding convertible securities of Cascade.

      “Certificate” has the meaning assigned to such term in Section 1.3(B).

      “Closing” has the meaning assigned to such term in Section 10.1.

      “Code” has the meaning assigned to such term in Section 1.7.

      “Compensation and Benefit Plans” has the meaning assigned to such term in Section 5.1(Q)(1).

      “Confidentiality Agreement” has the meaning assigned to such term in Section 6.6(B).

      “Continuing Bank” has the meaning assigned to such term in Section 1.2(A).

      “Continuing Corporation” has the meaning assigned to such term in Section 1.1(A).

      “Control” with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting interests, by contract, or otherwise.

      “Daily Sales Price” for any Trading Day means the daily closing price per share of Cascade Common Stock on the NASDAQ Stock Market reporting system, as reported on the website of www.nasdaq.com.

      “Department” means the Department of Financial Institutions of the state of Washington.

      “Derivatives Contract” means an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract that: (1) is not included on the balance sheet of the Issaquah Financial Reports or the Cascade Financial Reports, as the case may be, and (2) is a derivative contract (including various combinations thereof).

      “Determination Date” means the third Trading Day immediately prior to the Effective Date.

      “Dissenting Shares” means the shares of Issaquah Common Stock held by those shareholders of Issaquah who have timely and properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

      “DPC Shares” has the meaning assigned to such term in Section 1.3(D).

      “Effective Date” has the meaning assigned to such term in Section 10.1.

      “Employment Agreement” shall mean the agreement with the Chief Executive Officer of Issaquah described in Section 7.3(F).

      “Environmental Law” means (1) any federal, state, and/or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect, including the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Occupational Safety and Health Act of 1970, and (2) any common law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material.

      “ERISA” has the meaning assigned to such term in Section 5.1(Q)(2).

      “ERISA Affiliate” has the meaning assigned to such term in Section 5.1(Q)(3).

      “ERISA Plans” has the meaning assigned to such term in Section 5.1(Q)(2).

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated under such statute.

      “Exchange Agent” has the meaning assigned to such term in Section 2.1.

      “Exchange Fund” has the meaning assigned to such term in Section 2.1.

      “Execution Date” means the last date on which this Agreement is executed by each of the parties hereto.

      “Executive Officer” has the meaning set forth in Rule 405 of Regulation C under the Securities Act.

      “FDIC” means the Federal Deposit Insurance Corporation.

      “Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

      “GAAP” means generally accepted accounting principles consistently applied.

      “Hazardous Material” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, including any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

      “Issaquah” means Issaquah Bancshares, Inc., a Washington corporation and a registered bank holding company and financial holding company.

      “Issaquah Common Stock” has the meaning assigned to such term in paragraph (C) of the Recitals.

      “Issaquah Contract” has the meaning assigned to such term in Section 5.1(N).

      “Issaquah Financial Reports” has the meaning assigned to such term in Section 5.1(H).

      “Issaquah’s Knowledge,” “Knowledge of Issaquah” or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of Issaquah’s officers, managers and employees.

      “Issaquah Bank’s Knowledge,” “Knowledge of Issaquah Bank” or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of Issaquah Bank’s officers, managers and employees.

      “Issaquah Options” has the meaning assigned to such term in paragraph (C) of the Recitals.

      “Issaquah Reports” has the meaning assigned to such term in Section 5.1(GG).

      “Loan/ Fiduciary Property” means any property owned or controlled by a party or any of its Subsidiaries or in which such party or any of its Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where such party or any of its Subsidiaries constitutes the owner or operator of such property, but only with respect to such property.

      “Material Adverse Effect” means, with respect to any party to this Agreement, an event, occurrence or circumstance (including (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate owned and taxes, and (ii) any breach of a representation or warranty contained in this Agreement by such party) that (a) has or is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or prospects of such party and its Subsidiaries, taken as a whole, or (b) would materially impair such party’s ability to perform its obligations under this Agreement or the consummation of any of the transactions contemplated by this Agreement.

      “Meeting” has the meaning assigned to such term in Section 6.2.

      “Merger” means (i) the merger of Issaquah with and into Cascade (the “Corporate Merger”) pursuant to Section 1.1, in exchange for cash and Cascade Common Stock as set forth in Section 1.3, and (ii) the merger of Issaquah Bank with and into Cascade Bank (the “Bank Merger”), pursuant to Section 1.2.

      “Merger Consideration” has the meaning assigned to such term in Section 1.3(A).

      “Multiemployer Plans” has the meaning assigned to such term in Section 5.1(Q)(2).

      “NASDAQ” means the National Association of Securities Dealers Automated Quotations system.

      “Participation Facility” means any building or other facility in which a party or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator of such facility.

      “Pension Plan” has the meaning assigned to such term in Section 5.1(Q)(2).

      “Per Share Cash Consideration” has the meaning assigned to such term in Section 1.3(A).

      “Per Share Stock Consideration” has the meaning assigned to such term in Section 1.3(A).

      “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental body, or other entity.

      “Previously Disclosed” means information provided by a party in a Schedule that is delivered by that party to the other party contemporaneously with the Execution Date.

      “Proxy Statement” has the meaning assigned to such term in Section 6.2.

      “RCW” means the Revised Code of Washington, as amended.

      “Registration Statement” has the meaning assigned to such term in Section 6.2.

      “Regulatory Authorities” means federal or state governmental agencies, authorities or departments charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits.

      “Rights” has the meaning assigned to such term in paragraph (F) of the Recitals to this Agreement.

      “SEC” means the Securities and Exchange Commission.

      “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated under such statute.

      “Subsidiary” means, with respect to any entity, each partnership, limited liability company, or corporation the majority of the outstanding partnership interests, membership interests, capital stock or voting power of which is (or upon the exercise of all outstanding warrants, options and other rights would be) owned, directly or indirectly, at the time in question by such entity.

      “Superior Proposal” has the meaning assigned to such term in Section 6.16.

      “Tax Returns” has the meaning assigned to such term in Section 5.1(AA).

      “Taxes” means federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties or operations of the respective party or its Subsidiaries, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

      “Termination Fee Amount” has the meaning assigned to such term in Section 8.2(B).

      “Third Party” means a person within the meaning of Sections 3(a)(9) and 13(d)(3) of the Exchange Act, excluding: (1) Issaquah, Issaquah Bank or any other Subsidiary of Issaquah, and (2) Cascade, Cascade Bank or any other Subsidiary of Cascade.

      “Trading Day” means a day that Cascade Common Stock is traded on NASDAQ.

      “Trust Account Shares” has the meaning assigned to such term in Section 1.3(D).

      (B) General Interpretation. Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise, the terms defined in this Agreement include the plural as well as the singular; the words “hereof,” “herein,” “hereunder,” “in this Agreement” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and references in this Agreement to Articles, Sections, Schedules and Exhibits refer to Articles and Sections of and Schedules and Exhibits to this Agreement. Unless otherwise stated, references to Subsections refer to the Subsections of the Section in which the reference appears. All pronouns used in this Agreement include the masculine, feminine and neuter gender, as the context requires. All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP.

ARTICLE I

THE MERGER

      1.1     The Corporate Merger. Subject to the provisions of this Agreement, on the Effective Date:

(A) Continuing Corporation. Issaquah shall be merged with and into Cascade pursuant to the terms and conditions set forth herein. Upon consummation of the Corporate Merger, the separate existence of Issaquah shall cease and Cascade shall continue as the Continuing Corporation.

(B) Articles, Bylaws, Directors, Officers. The Articles of Incorporation and Bylaws of the Continuing Corporation shall be those of Cascade, as in effect immediately prior to the Effective Date. The directors and officers of Cascade in office immediately prior to the Effective Date shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

(C) Rights, Etc. The Continuing Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the corporations so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of the corporations so merged, shall be deemed to be vested in the Continuing Corporation without further act or deed; and the title to any real estate or any interest therein, vested in each of such institutions, shall not revert or be in any way impaired by reason of the Corporate Merger.

(D) Effects of the Merger. The separate existence of Issaquah shall cease, and Issaquah shall be merged with and into Cascade which, as the Continuing Corporation, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged corporations, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of both Cascade and Issaquah.

(E) Transfer of Assets. All rights, assets, licenses, permits, franchises and interests of Cascade and Issaquah in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, shall be deemed to be vested in Cascade as the Continuing Corporation by virtue of the Corporate Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.

(F) Assumption of Liabilities. The Continuing Corporation shall become and be liable for all debts, liabilities, obligations and contracts of Cascade as well as those of Issaquah, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of Cascade or Issaquah.

      1.2     The Bank Merger. Subject to the provisions of this Agreement, on the Effective Date:

(A) Continuing Bank. Issaquah Bank shall be merged with and into Cascade Bank pursuant to the terms and conditions set forth herein. Upon consummation of the Bank Merger, the separate existence of Issaquah Bank shall cease and Cascade Bank shall continue as the Continuing Bank.

(B) Articles, Bylaws, Directors, Officers. The Articles of Incorporation and Bylaws of the Continuing Bank shall be those of Cascade Bank, as in effect immediately prior to the Effective Date. The directors and officers of Cascade Bank in office immediately prior to the Effective Date shall be the directors and officers of the Continuing Bank, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

(C) Rights, Etc. The Continuing Bank shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the institutions so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of the institutions so merged, shall be deemed to be vested in the Continuing Bank without further act or deed; and the title to any real estate or any interest therein, vested in each of such institutions, shall not revert or be in any way impaired by reason of the Bank Merger.

(D) Effects of the Bank Merger. The separate existence of Issaquah Bank shall cease, and Issaquah Bank shall be merged with and into Cascade Bank which, as the Continuing Bank, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged banks, whether of a public or a private nature, and shall be the subject of all of the liabilities, restrictions, disabilities and duties of both Cascade Bank and Issaquah Bank.

(E) Transfer of Assets. All rights, assets, licenses, permits, franchises and interests of Cascade Bank and Issaquah Bank in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, shall be deemed to be vested in Cascade Bank as the Continuing Bank by virtue of the Bank Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.

(F) Assumption of Liabilities. The Continuing Bank shall become and be liable for all debts, liabilities, obligations and contracts of Cascade Bank as well as those of Issaquah Bank, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account, or records of Cascade Bank or Issaquah Bank.

      1.3     Conversion of Issaquah Common Stock. Subject to the provisions of this Agreement, on the Effective Date:

(A) Outstanding Issaquah Common Stock. Each share of Issaquah Common Stock issued and outstanding at the Execution Date shall, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.4, either: (1) a number of shares of Cascade Common Stock equal to the Per Share Stock Consideration, or (2) cash in an amount equal to the Per Share Consideration (the “Per Share Cash Consideration”); the Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the “Merger Consideration.”

For purposes of this Section 1.3(A):

“Aggregate Consideration” shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

“Per Share Consideration” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of Issaquah Common Stock outstanding as of the close of business on the Execution Date.

“Per Share Stock Consideration” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Cascade Average Closing Price.

“Total Cash Amount” shall mean an amount equal to $9,192,105.

“Total Stock Amount” shall mean 1,188,268 shares of Cascade Common Stock; provided, however, that (i) subject to Section 8.1(H) if the Cascade Average Closing Price is less than $14.44 then the number of shares of Cascade Common Stock shall be increased so that the Merger Consideration is not less than $64.50 per share of Issaquah Common Stock, and (ii) if the Cascade Average Closing Price is more than $21.66 then the number of shares of Cascade Common Stock shall be reduced so that the Merger Consideration is not more than $85.50 per share of Issaquah Common Stock (unless Cascade announces or enters into a Cascade Transaction or an acquisition by Cascade of the stock or assets of another company representing ten percent (10%) or more of the consolidated assets or deposits of Cascade or its Subsidiaries prior to the Effective Date, in which case the number of shares of Cascade Common Stock shall not be reduced). An illustration of the calculations of the Merger Consideration and the Aggregate Consideration and the effect of the foregoing “Collar” on the Total Stock Amount is attached as Exhibit F to this Agreement.

“Total Stock Consideration” shall mean the product obtained by multiplying (x) the Total Stock Amount and (y) the Cascade Average Closing Price.

(B) All of the shares of Issaquah Common Stock converted into the Merger Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (each a “Certificate”) previously representing any such shares of Issaquah Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (1) the Merger Consideration, (2) any dividends and other distributions in accordance with Section 2.2(B) hereof, and (3) any cash to be paid in lieu of any fractional share of Cascade Common Stock in accordance with Section 2.2(E) hereof.

(C) If, between the Execution Date and the Effective Date, the shares of Cascade Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

(D) As of the Effective Date, all shares of Issaquah Common Stock that are owned, directly or indirectly, by Issaquah or Cascade or any of their respective Subsidiaries [other than shares of Issaquah Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Cascade Common Stock which are similarly held, whether held directly or indirectly by Cascade or Issaquah, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by Cascade or Issaquah or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Issaquah Common Stock, and shares of Cascade Common Stock which are similarly held, whether held directly or indirectly by Cascade or Issaquah, being referred to herein as “DPC Shares”)] shall be canceled and shall cease to exist and no stock of Cascade, cash or other consideration shall be delivered in exchange therefor.

(E) The calculations required by Section 1.3(A) shall be prepared jointly by Cascade and Issaquah prior to the Effective Date.

      1.4     Election Procedures.

      (A) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Issaquah Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as Issaquah and Cascade shall mutually agree (the “Election Form”) shall be mailed with the Proxy Statement on the date of mailing of the Proxy Statement or on such other date as Cascade and Issaquah shall mutually agree (the “Mailing Date”) to each holder of record of Issaquah Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the “Election Form Record Date”).

      (B) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to (x) elect to receive (1) the Per Share Stock Consideration in respect of all of such holder’s Issaquah Common Stock (“Stock Election Shares”); (2) the Per Share Cash Consideration in respect of all of such holder’s Issaquah Common Stock (“Cash Election Shares”); (3) the

Per Share Stock Consideration in respect of that portion of such holder’s shares of Issaquah Common Stock equal to the Stock Percentage (as defined below), rounded to the nearest whole share (the “Mixed Stock Shares”), and the Per Share Cash Consideration in respect of that portion of such holder’s shares of Issaquah Common Stock equal to the Cash Percentage (as defined below), rounded to the nearest whole share (the “Mixed Cash Shares,” and together with the Mixed Stock Shares, the “Mixed Election Shares”); or (y) to make no election with respect to such holder’s Issaquah Common Stock (“No Election Shares”). Any Issaquah Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Pacific Time, on the date prior to the Determination Date (or such other time and date as Cascade and Issaquah may mutually agree) (the “Election Deadline”) shall also be deemed to be “No Election Shares.” “Cash Percentage” shall mean the quotient, rounded to the nearest thousandth, obtained by dividing (x) the quotient obtained by dividing the Total Cash Amount by the Per Share Consideration, by (y) the total number of shares of Issaquah Common Stock outstanding as of the close of business on the Determination Date. “Stock Percentage” shall mean the amount equal to one (1) minus the Cash Percentage.

      (C) Cascade shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Issaquah Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and Issaquah shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

      (D) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Issaquah Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Issaquah Common Stock represented by such Election Form shall become No Election Shares and Cascade shall cause the certificates representing Issaquah Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Cascade regarding such matters shall be binding and conclusive. Neither Cascade nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

      (E) Within ten business days after the Election Deadline, unless the Effective Date has not yet occurred, in which case as soon thereafter as practicable, Cascade shall cause the Exchange Agent to effect the allocation among the holders of Issaquah Common Stock of rights to receive Cascade Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(1) Cash Election Shares and Mixed Cash Shares More Than Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is greater than the Total Cash Amount, then:

(i) all Mixed Stock Shares, Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(ii) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(iii) the Cash Election Shares that are not Stock Designated Shares and all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration.

(2) Cash Election Shares Plus Mixed Cash Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is less than the Total Cash Amount, then:

(i) all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration;

(ii) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(iii) the Stock Election Shares and the No Election Shares that are not Cash Designated Shares and all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration.

(3) Cash Election Shares Plus Mixed Cash Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (1) and (2) above shall not apply, and all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration, and all Stock Election Shares, Mixed Stock Shares, and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

      (F) The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be determined by Cascade and reasonably satisfactory to Issaquah.

      1.5     Issaquah Options. Notwithstanding anything to the contrary in this Agreement, and in addition to the Aggregate Consideration:

(A) Each holder of Issaquah Options, who exercises such options between the Execution Date and the Effective Date, shall receive shares of Issaquah Common Stock all of which shall be converted on the Effective Date into either (x) the Per Share Stock Consideration or the Per Share Cash Consideration or Mixed Cash Shares and Mixed Stock Shares based on his or her Election Form submitted pursuant to the election procedures in Section 1.4 (without regard to the pro rata selection process of Section 1.4(E) and Section 1.4(F)), or (y) if no effective election is made, (1) the Per Share Stock Consideration in respect of that portion of such holder’s shares of Issaquah Common Stock acquired upon exercise of his option equal to the Stock Percentage (as defined in Section 1.4(B)), rounded to the nearest whole share, and (2) the Per Share Cash Consideration in respect of that portion of such shares of Issaquah Common Stock equal to the Cash Percentage (as defined in Section 1.4(B)).

(B) Each holder of an Issaquah Option that is unexercised on the Effective Date, shall receive consideration for each share of Issaquah Common Stock into which the option is exercisable, equal to the difference or spread between the Per Share Consideration and the exercise price of such option, payable in (x) the Per Share Stock Consideration in respect of that portion of such option shares equal to the Stock Percentage (as defined in Section 1.4(B)), rounded to the nearest whole share, and (y) the Per Share Cash Consideration in respect of that portion of such option shares equal to the Cash Percentage (as defined in Section 1.4(B)).

(C) Provided, however, that at least fifty percent (50%) of the sum of (1) the Aggregate Consideration (as defined in Section 1.3(A)) and (2) any additional consideration with respect to Issaquah Options pursuant to this Agreement shall be paid in Cascade Common Stock. If and to the extent that such limitation would not otherwise be satisfied, then a portion of the amount otherwise payable under this Section 1.5 shall instead be paid to such holders on a pro rata basis in Cascade Common Stock (based on the Cascade Average Closing Price).

(D) The names of the holders, dates of issuance and expiration, the number of shares subject to each such option, and the exercise price for all Issaquah Options as of the Execution Date are Previously Disclosed in Schedule 1.5(D). All such Issaquah Options shall be 100% vested and exercisable on the Effective Date, and be terminated by the Board of Directors of Issaquah on the day after the Effective Date. The Board of Directors of Issaquah shall notify all optionees in writing of such exercisability of their options, and the termination of their options after the Effective Date, at least sixty (60) days prior to the Effective Date pursuant to the 1993 Employee Stock Option Plan and the 1996 Director Stock Option Plan.

      1.6     Dissenting Shares. Notwithstanding anything to the contrary in this Agreement, each Dissenting Share whose holder, as of the Effective Date of the Merger, has not effectively withdrawn or lost his dissenters’ rights under RCW 23B.13 (the “Appraisal Laws”) shall not be converted into or represent a right to receive Cascade Common Stock, but the holder of such Dissenting Share shall be entitled only to such rights as are granted by the Appraisal Laws, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to payment under the Appraisal Laws, in which case each such share shall be deemed to have been converted at the Effective Date into the right to receive Cascade Common Stock (based on the Per Share Stock Consideration defined in Section 1.3(A)) without any interest thereon. Each holder of Dissenting Shares who becomes entitled to payment for his Issaquah Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Dissenting Shares from Cascade (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws).

      1.7     Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.

ARTICLE II

EXCHANGE OF SHARES

      2.1     Cascade to Make Shares and Cash Available. On or before the Effective Date, Cascade shall deposit, or shall cause to be deposited, with a bank or trust company (the “Exchange Agent”) selected by Cascade and reasonably satisfactory to Issaquah, for the benefit of the holders of Certificates, for exchange in accordance with this ARTICLE II: (A) certificates representing the shares of Cascade Common Stock to be issued pursuant to Section 1.3 and Section 2.2(A) in exchange for outstanding shares of Issaquah Common Stock; (B) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with Section 1.3 and 2.2(A); and (C) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(E). Such cash and certificates for shares of Cascade Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

      2.2     Exchange of Shares.

      (A) As soon as practicable after the Effective Date, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates who theretofore has not submitted such holder’s Certificate or Certificates with an Election Form, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. After completion of the allocation procedure set forth in Section 1.4 and upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal or Election Form, as the case may be, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Cascade Common Stock which such holder of Issaquah Common Stock became entitled to receive pursuant to the provisions of ARTICLE I hereof and/or (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of ARTICLE I, and the Certificate or Certificates so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

      (B) No dividends or other distributions declared after the Effective Time with respect to Cascade Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this ARTICLE II. After the surrender of a Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore has become payable with respect to shares of Cascade Common Stock represented by such Certificate.

      (C) If any certificate representing shares of Cascade Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Cascade Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

      (D) After the Effective Date, there shall be no transfers on the stock transfer books of Issaquah of the shares of Issaquah Common Stock which were issued and outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of Cascade Common Stock or cash or both, as provided in this ARTICLE II.

      (E) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Cascade Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Cascade Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Cascade. In lieu of the issuance of any such fractional share, Cascade shall pay to each former shareholder of Issaquah who otherwise would be entitled to receive a fractional share of Cascade Common Stock an amount in cash determined by multiplying (1) the Cascade Average Closing Price by (2) the fraction of a share of Cascade Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.3 hereof.

      (F) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Issaquah for twelve months after the Effective Date shall be paid to Cascade. Any shareholders of Issaquah who have not theretofore complied with this ARTICLE II shall thereafter look only to Cascade for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Cascade Common Stock deliverable in respect of each share of Issaquah Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Cascade, Cascade Bank, Issaquah, Issaquah Bank, the Exchange Agent or any other person shall be liable to any former holder of shares of Issaquah Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

      (G) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Cascade, the posting by such person of a bond in such amount as Cascade may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

      (H) Certificates surrendered for exchange by any person constituting an “affiliate” of Issaquah for purposes of Rule 145 of the Securities Act shall not be exchanged for certificates representing Cascade Common Stock until Cascade has received a written agreement from such person as specified in Section 6.8.

ARTICLE III.

ACTIONS PENDING CLOSING

      Unless otherwise agreed to in writing by Cascade, following the Execution Date until the Effective Date, Issaquah and Issaquah Bank shall conduct their businesses in the ordinary and usual course consistent with past practice and shall use their best efforts to maintain and preserve their business organizations, employees and advantageous business relationships and retain the services of their officers and key employees identified by Cascade Bank. Further, Issaquah and Issaquah Bank, without the prior written consent of Cascade, will not:

      3.1     Capital Stock. Except for the exercise of outstanding Issaquah Options, or as Previously Disclosed in Schedule 5.1(C), issue, sell or otherwise permit to become outstanding any additional shares of capital stock of Issaquah, or any Rights with respect thereto, or enter into any agreement with respect to the foregoing, or permit any additional shares of Issaquah Common Stock to become subject to grants of stock options, warrants, stock appreciation rights, or any other stock-based employee compensation rights.

      3.2     Dividends, Etc. Except as permitted by Section 10.1, make, declare or pay any dividend on or in respect of, or declare or make any distribution on, or directly or indirectly combine, split, subdivide, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or, other than as permitted in or contemplated by this Agreement (and except for the acquisition of Trust Account Shares and DPC Shares), authorize the creation or issuance of, or issue, any additional shares of its capital stock or any Rights with respect thereto.

      3.3     Indebtedness; Liabilities; Etc. Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity.

      3.4     Operating Procedures; Capital Expenditures; Etc. Except as may be directed by any regulatory agency, (A) change its lending, investment, liability management or other material banking policies in any material respect, or (B) commit to incur any further capital expenditures beyond those Previously Disclosed in Schedule 3.4 other than in the ordinary course of business and not exceeding $25,000 individually or $100,000 in the aggregate.

      3.5     Subsidiaries. Organize or acquire, directly or indirectly, any Subsidiaries.

      3.6     Compensation; Employment Agreements, Etc. Except as Previously Disclosed in Schedule 3.6, enter into or amend any consulting, employment, severance or similar agreement or arrangement with any of its directors, officers or employees, or grant any salary or wage increase, amend the terms of any Issaquah Option or increase any employee benefit (including incentive or bonus payments), except normal individual increases in regular compensation to employees in the ordinary course of business consistent with past practice and, provided, however, that Robert M. Ittes shall be entitled to receive, on the Effective Date, a change of control payment from Issaquah in the amount calculated pursuant to paragraph 1(c) of his existing Severance/ Change of Control Agreement with Issaquah and Issaquah Bank.

      3.7     Benefit Plans. Except as Previously Disclosed in Schedule 3.7, enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

      3.8     Continuance of Business. Dispose of or discontinue any portion of its assets, business or properties that exceeds $25,000 in value or is otherwise material to its business, or merge or consolidate with, or acquire all or any portion of, the business or property of any other entity that exceeds $100,000 in value or is otherwise material to it (except foreclosures or acquisitions by Issaquah Bank in its fiduciary capacity and loan participations, in each case in the ordinary course of business consistent with past practice).

      3.9     Amendments. Amend its Articles of Incorporation or Bylaws.

      3.10     Claims. Settle any claim, litigation, action or proceeding involving any liability for money damages in excess of $25,000 or material restrictions upon its operations.

      3.11     Contracts. Except as previously disclosed on Schedule 3.11, enter into, renew, terminate or make any change in any (A) Issaquah Contract involving future payments in excess of $10,000 in any 12-month period, except in the ordinary course of business consistent with past practice with respect to contracts and agreements that are terminable by it without penalty on no more than 90 days’ prior written notice, or (B) in any branch, office or building lease or sublease.

      3.12     Loans. Extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices or, without prior notice to and consultation with Cascade’s Chief Executive Officer, make any new loan or extend or renew any existing loan in a principal amount in excess of $250,000, or sell any existing loan.

      3.13     Agreements. Agree to, or make any commitment to, take any of the actions prohibited by this ARTICLE III.

ARTICLE IV.

CASCADE FORBEARANCES

      Following the Execution Date until the Effective Date, except as expressly contemplated or permitted by this Agreement, Cascade and Cascade Bank shall not, without the prior written consent of Issaquah:

      4.1     Capital Stock. Reclassify any of its capital stock or make, declare, or pay any dividend or make any other distribution on, any shares of its capital stock or any securities or obligations, convertible into or exchangeable for any shares of its capital stock (except for regular quarterly cash dividends at a rate not in excess of such rate as Cascade from time to time adopts as its regular quarterly dividend rate and except for dividends paid by any of its wholly owned Subsidiaries or any of their wholly owned Subsidiaries).

      4.2     Tax-Free Reorganization. Take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      4.3     Amendment of Articles. Amend its Articles of Incorporation.

      4.4     Business Combinations. Effect a Cascade Transaction.

      4.5     Agreements. Agree to, or make any commitment to, take any of the actions prohibited by this ARTICLE IV.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES

      5.1     Issaquah and Issaquah Bank Representations and Warranties. Issaquah and Issaquah Bank, jointly and severally, hereby represent and warrant to Cascade and Cascade Bank as follows:

(A) Recitals. The facts set forth in the Recitals of this Agreement with respect to Issaquah and Issaquah Bank are true and correct in all material respects.

(B) Organization, Qualification and Authority. Each of Issaquah and Issaquah Bank is duly qualified to do business in each state of the United States where the failure to be duly qualified is reasonably likely to have a Material Adverse Effect on them. Each of Issaquah and Issaquah Bank and their Subsidiaries has in effect all federal, state and local governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Issaquah. Issaquah Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the FDIC to the fullest extent permitted by law and all premiums and assessments required to be paid in connection therewith have been paid.

(C) Shares. The outstanding shares of Issaquah’s capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. Except as Previously Disclosed in Schedule 5.1(C), there are no shares of capital stock or other equity securities of Issaquah or Issaquah Bank outstanding and no outstanding Rights with respect thereto.

(D) Issaquah and Issaquah Bank Subsidiaries. Issaquah and Issaquah Bank have no Subsidiaries other than Issaquah Bank, which has no Subsidiaries. Except as previously disclosed in Schedule 5.1(D), Issaquah and Issaquah Bank do not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization.

(E) Corporate Power. Each of Issaquah and Issaquah Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets.

(F) Corporate Authority. Subject to any necessary receipt of approval by its shareholders referred to in Section 7.1(A), this Agreement has been authorized by all necessary corporate action of Issaquah and Issaquah Bank, and each such agreement is a valid and binding agreement of Issaquah and of Issaquah Bank, enforceable against Issaquah and Issaquah Bank in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(G) No Defaults. Subject to the approval by its shareholders referred to in Section 7.1(A), the required regulatory approvals referred to in Section 7.1(B), and the required filings under federal securities laws, and except as Previously Disclosed in Schedule 5.1(G), the execution, delivery and performance of this Agreement and the consummation by Issaquah and each of its Subsidiaries of the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Issaquah or any of its Subsidiaries or to which Issaquah or any of its Subsidiaries or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Issaquah, (2) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws of Issaquah any of its Subsidiaries, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Issaquah.

(H) Financial Reports. Except as Previously Disclosed in Schedule 5.1(H), (1) Issaquah’s audited balance sheet as of December 31 for the fiscal years 2001 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended 2000 through 2002, inclusive, and such consolidated financial statements for the fiscal year 2003 and all subsequent consolidated quarterly financial statements of Issaquah, and (2) Issaquah Bank’s call report for the fiscal year ended December 31, 2003, and all other financial reports filed or to be filed subsequent to December 31, 2003, in the form filed with the FDIC and the Department (in each such case under the foregoing clauses (1) and (2), the “Issaquah Financial Reports”), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Issaquah Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in the Issaquah Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to recurring year-end audit adjustments normal in nature and amount in the case of unaudited statements.

(I) Absence of Undisclosed Liabilities. Except as Previously Disclosed on Schedule 5.1(I), neither Issaquah nor Issaquah Bank has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected in the Issaquah Financial Reports prior to the Execution Date, or (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice. Except as Previously Disclosed on Schedule 5.1(I), since December 31, 2002, neither Issaquah nor Issaquah Bank has incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to Issaquah and Issaquah Bank) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.

(J) No Events. Except as Previously Disclosed on Schedule 5.1(J), since December 31, 2002, no event has occurred that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.

(K) Properties. Except as reserved against in the Issaquah Financial Reports, and as disclosed in title insurance policies held by Issaquah, Issaquah and each of its Subsidiaries has good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities of any character (each an “Encumbrance”), to all of the properties and assets, tangible and intangible, reflected in the Issaquah Financial Reports as being owned by Issaquah or its Subsidiaries as of the dates thereof other than those Encumbrances that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Issaquah and Issaquah Bank and except those Encumbrances of record. All buildings and all material fixtures, equipment, and other property and assets that are held under leases or subleases by Issaquah or any of its Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms, other than any such exceptions to validity or enforceability that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on it.

(L) Litigation; Regulatory Action. Except as Previously Disclosed in Schedule 5.1(L), no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Issaquah and Issaquah Bank or that alleges claims under any fair lending law or other law relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and to Issaquah’s and Issaquah Bank’s Knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in Schedule 5.1(L), Issaquah and Issaquah Bank are not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or nor set forth on Schedule 5.1(L), a “Regulatory Agreement”), any Regulatory Authorities that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor have Issaquah and Issaquah Bank been advised by any Regulatory Authorities that it is considering issuing or requesting any Regulatory Agreement.

(M) Compliance with Laws. Except as Previously Disclosed in Schedule 5.1(M), Issaquah and Issaquah Bank:

(1) Have all permits, licenses, authorizations, orders and approvals of, and have made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit them to own their businesses presently conducted and that are material to their business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Issaquah’s and Issaquah Bank’s Knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

(2) Have received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that Issaquah or Issaquah Bank is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Issaquah or Issaquah Bank, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Issaquah or Issaquah Bank, or (c) requiring any of Issaquah or Issaquah Bank (or any of its officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(3) Are in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act.

(N) Material Contracts.

(1) Except as Previously Disclosed in Schedule 5.1(N), Issaquah and Issaquah Bank are not a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Cascade, Issaquah, the Continuing Corporation or any of their respective Subsidiaries to any officer, director, employee or consultant of Issaquah or Issaquah Bank, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the Execution Date, regardless of whether the contract has been filed or incorporated by reference in the Issaquah Reports, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $10,000 per annum, or (v) which materially restricts the conduct of any line of business by Issaquah or Issaquah Bank. Each contract, arrangement, commitment or understanding of the type described in this Section 5.1(N), whether or not set forth in Schedule 5.1(N), is referred to herein as a “Issaquah Contract.” Issaquah and Issaquah Bank have previously delivered or made available to Cascade true and correct copies of each material contract, arrangement, commitment or understanding of the type described in this Section 5.1(N).

(2) Except as set forth in Schedule 5.1(N), (i) each Issaquah Contract is valid and binding and in full force and effect, (ii) Issaquah and Issaquah Bank have performed all obligations required to be performed by them to date under each Issaquah Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Issaquah or Issaquah Bank under any Issaquah Contract, and (iv) no other party to any Issaquah Contract is, to Issaquah’s and Issaquah Bank’s Knowledge, in default in any respect thereunder.

(O) Reports. Since December 31, 2001, Issaquah and Issaquah Bank have filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file with (1) the FDIC, (2) the Federal Reserve Board, (3) the Department, and (4) any other Regulatory Authorities having jurisdiction with respect to Issaquah and its Subsidiaries. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(P) Brokers and Finders. Neither Issaquah, Issaquah Bank nor any of their respective officers or directors have employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Issaquah has engaged, and will pay a fee or commission to, Columbia Financial Advisors, Inc. (“CFAI”) in accordance with the terms of a letter agreement between CFAI and Issaquah, a true and correct copy of which has been previously made available by Issaquah to Cascade.

(Q) Employee Benefit Plans.

(1) Schedule 5.1(Q)(1) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable “change of control” or similar provisions in any plan, contract or arrangement maintained or contributed to by Issaquah or Issaquah Bank for the benefit of employees, former employees, directors, former directors or their beneficiaries (the “Compensation and Benefit Plans”). True and complete copies of all Compensation and Benefit Plans of Issaquah and Issaquah Bank, including any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto, have been provided to Cascade.

(2) All “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”), covering employees or former employees of Issaquah or Issaquah Bank (the “ERISA Plans”), to the extent subject to ERISA, are in substantial compliance with ERISA. Except as Previously Disclosed in Schedule 5.1(Q)(2), each ERISA Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under the Code has received a favorable determination letter from the Internal Revenue Service, and Issaquah and its Subsidiaries are not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter or the inability to receive such a favorable determination letter. There is no material pending or, to its knowledge, threatened litigation relating to the ERISA Plans. Issaquah and Issaquah Bank have not engaged in a transaction with respect to any ERISA Plan that could subject Issaquah or Issaquah Bank to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Issaquah or Issaquah Bank with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Issaquah or Issaquah Bank under Section 4001(a)(15) of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Issaquah and Issaquah Bank do not presently contribute to a Multiemployer Plan and have not contributed to such a plan within the past five calendar years. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period.

(4) All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Issaquah and Issaquah Bank have not provided and is not required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.

(6) Issaquah and Issaquah Bank have no obligations for retiree health and life benefits under any plan, except as set forth in Schedule 5.1(Q)(6). There are no restrictions on the rights of Issaquah or Issaquah Bank to amend or terminate any such plan without incurring any liability thereunder.

(7) Except as Previously Disclosed in Schedule 5.1(Q)(7), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (a) result in any payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of Issaquah or Issaquah Bank under any Compensation and Benefit Plan or otherwise from Issaquah or Issaquah Bank, (b) increase any benefits otherwise payable under any Compensation and Benefit Plan, or (c) result in any acceleration of the time of payment or vesting of any such benefit.

(R) Approvals. As of the Execution Date, to Issaquah’s and Issaquah Bank’s Knowledge, there is no reason why the regulatory approvals referred to in Section 7.1(B) should not be obtained.

(S) Labor Agreements. Neither Issaquah nor Issaquah Bank is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Issaquah or Issaquah Bank the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it pending nor, to Issaquah’s or Issaquah Bank’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(T) Loan Portfolio.

(1) Except as Previously Disclosed in Schedule 5.1(T), neither Issaquah nor Issaquah Bank is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) under the terms of which the obligor was, as of December 31, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater shareholder of Issaquah or Issaquah Bank, or to Issaquah’s or Issaquah Bank’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 5.1(T) sets forth (x) all of the Loans of Issaquah and Issaquah Bank that as of December 31, 2003, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of Issaquah or Issaquah Bank that as of December 31, 2003, was classified as “Other Real Estate Owned” and the book value thereof.

(2) Except where failure would not have a Material Adverse Effect on such Loan, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(U) Allowance for Possible Loan Losses. The allowance for possible loan losses shown on the consolidated balance sheets in the December 31, 2002 Financial Reports of Issaquah was, and the allowance for possible loan losses to be shown on subsequent Financial Reports of Issaquah was and will be adequate in the opinion of the Board of Directors of Issaquah to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the date thereof.

(V) Insurance. Issaquah and Issaquah Bank have taken all requisite action (including the making of claims and the giving of notices) pursuant to their directors’ and officers’ liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters that are Known to Issaquah or Issaquah Bank, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Issaquah or Issaquah Bank. Set forth in Schedule 5.1(V) is a list of all insurance policies maintained by or for the benefit of Issaquah or Issaquah Bank or their directors, officers, employees or agents.

(W) Affiliates. Except as Previously Disclosed in Schedule 5.1(W), to the Knowledge of Issaquah, there is no person who, as of the Execution Date, may be deemed to be an “affiliate” of Issaquah as that term is used in Rule 145 under the Securities Act.

(X) State Takeover Laws; Articles of Incorporation; Bylaws. Issaquah has taken all necessary action to exempt this Agreement and the transactions contemplated by this Agreement from, and this Agreement and such transactions are exempt from any restrictive provisions of (1) any applicable moratorium, control share, fair price, business combination, or other federal or state anti-takeover laws and regulations, and (2) the Articles of Incorporation or Bylaws of Issaquah.

(Y) No Further Action. Issaquah has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement, or any other action or combination of actions, or any other transactions, contemplated by this Agreement do not and will not (1) require a vote of shareholders (other than as set forth in Section 7.1(A)), or (2) except as contemplated under this Agreement, result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of Issaquah or under any agreement to which Issaquah is a party, or (3) restrict or impair in any way the ability of the other parties to exercise the rights granted under this Agreement.

(Z) Environmental Matters.

(1) To Issaquah’s and Issaquah Bank’s Knowledge, the Participation Facilities and the Loan/ Fiduciary Properties are, and have been, in compliance with all Environmental Laws, except for instances of noncompliance that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Issaquah or Issaquah Bank.

(2) There is no proceeding pending or, to Issaquah’s or Issaquah Bank’s Knowledge, threatened before any court, governmental agency or board or other forum in which Issaquah or Issaquah Bank or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Issaquah or Issaquah Bank or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Issaquah or have been Previously Disclosed in Schedule 5.1(Z)(2).

(3) There is no proceeding pending or, to Issaquah’s or Issaquah Bank’s Knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/ Fiduciary Property (or Issaquah in respect of any Loan/ Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/ Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Issaquah or Issaquah Bank or have been Previously Disclosed in Schedule 5.1(Z)(3).

(4) To Issaquah’s and Issaquah Bank’s Knowledge, there is no reasonable basis for any proceeding of a type described in subparagraph (2) or (3) of this paragraph (Z), except as has been Previously Disclosed in Schedule 5.1(Z)(4).

(5) To Issaquah’s and Issaquah Bank’s Knowledge, during the period of (a) ownership or operation by Issaquah or Issaquah Bank of any of its current properties, (b) participation in the management of any Participation Facility by Issaquah or Issaquah Bank, or (c) holding of a security or other interest in a Loan/ Fiduciary Property by Issaquah or Issaquah Bank, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/ Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Issaquah or Issaquah Bank or have been Previously Disclosed in Schedule 5.1(Z)(5).

(6) To Issaquah’s and Issaquah Bank’s Knowledge, prior to the period of (a) ownership or operation by Issaquah or Issaquah Bank of any of their current properties, (b) participation in the management of any Participation Facility by Issaquah or Issaquah Bank, or (c) holding of a security or other interest in a Loan/ Fiduciary Property by Issaquah or Issaquah Bank, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan) Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Issaquah or Issaquah Bank or have been Previously Disclosed in Schedule 5.1(Z)(6).

(AA) Tax Reports. Except as Previously Disclosed in Schedule 5.1(AA), (1) all federal and state reports and returns and, to Issaquah’s and Issaquah Bank’s Knowledge, all other reports and returns with respect to Taxes that are required to be filed by or with respect to Issaquah and Issaquah Bank, including federal income tax returns of Issaquah (collectively, the “Tax Returns”), have been duly filed, or requests for extensions have been timely filed and have not expired, for periods ended on or prior to the most recent fiscal year-end, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Issaquah or Issaquah Bank, and such Tax Returns were true, complete and accurate in all material respects, (2) all Taxes shown to be due on the Tax Returns have been paid in full, (3) all Taxes due with respect to completed and settled examinations have been paid in full, (4) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on Issaquah, except as reserved against in the Issaquah Financial Reports, and (5) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of Issaquah.

(BB) Accuracy of Information. The statements with respect to Issaquah and Issaquah Bank contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of Issaquah and Issaquah Bank pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(CC) Derivatives Contracts. Issaquah and Issaquah Bank are not a party to and have not agreed to enter into a Derivatives Contract or owns securities that are referred to as “structured notes” except for those Derivatives Contracts and structured notes Previously Disclosed in Schedule 5.1(CC). Schedule 5.1(CC) includes a list of any assets of Issaquah and Issaquah Bank that are pledged as security for each such Derivatives Contract.

(DD) Accounting Controls. Issaquah and Issaquah Bank have devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of Issaquah and Issaquah Bank are permitted only in accordance with management’s general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(EE) Fairness Opinion. Prior to the Execution Date, Issaquah has received an opinion from Columbia Financial Advisors, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the shareholders of Issaquah is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the Execution Date and shall be confirmed in writing as of the date of the Proxy Statement and the date of Closing.

(FF) Reorganization. As of the Execution Date, to Issaquah’s and Issaquah Bank’s Knowledge, there is no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

(GG) Securities Laws. Issaquah has previously made available to Cascade a true and correct copy of each (1) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by Issaquah or Issaquah Bank with the FDIC, the Federal Reserve Board, the Department or any state securities administrator pursuant to the Securities Act, the Exchange Act, or any other state or federal securities or banking laws (“Securities Laws”) and related regulations (collectively, the “Issaquah Reports”) and (2) material communication relating to financial performance mailed by Issaquah to its shareholders since December 31, 2001, and no such Issaquah Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Issaquah and Issaquah Bank have timely filed all Issaquah Reports and other documents required to be filed by them under the Securities Laws and related regulations since December 31, 2001, and, as of their respective dates, all Issaquah Reports complied with the published rules and regulations with respect thereto.

      5.2     Cascade and Cascade Bank Representations and Warranties. Cascade and Cascade Bank, jointly and severally, each hereby represent and warrant to Issaquah as follows:

(A) Recitals. The facts set forth in the Recitals of this Agreement with respect to Cascade and Cascade Bank are true and correct in all material respects.

(B) Organization, Qualification and Authority. Each of Cascade and Cascade Bank is duly qualified to do business in each state of the United States where the failure to be duly qualified is reasonably likely to have a Material Adverse Effect on it. Each of Cascade and Cascade Bank and their Subsidiaries has in effect all federal state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Cascade. Cascade Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and as a former savings bank its deposits are insured by the Savings Association Insurance Fund of the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid.

(C) Shares. The outstanding shares of Cascade’s capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. Except as Previously Disclosed in Schedule 5.2(C), there are no shares of capital stock or other equity securities of Cascade or Cascade Bank outstanding and no outstanding Rights with respect thereto.

(D) Cascade Subsidiaries. Cascade has no Subsidiaries other than Capital Trust I and Cascade Bank, and Cascade Bank has no Subsidiaries other than Cascade Investment Services, which has no Subsidiaries. Except as Previously Disclosed in Schedule 5.2(D), Cascade and Cascade Bank do not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization.

(E) Corporate Power. Each of Cascade and Cascade Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets.

(F) Corporate Authority. This Agreement has been authorized by all necessary corporate action of Cascade and Cascade Bank and such agreement is a valid and binding agreement of Cascade and Cascade Bank, enforceable against Cascade and Cascade Bank in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. As of the Execution Date, no approval by Cascade’s shareholders of the Agreement is required.

(G) No Defaults. Subject to receipt of the required regulatory approvals referred to in Section 7.1, and the required filings under federal and state securities laws, and except as Previously Disclosed in Schedule 5.2(G), the execution, delivery and performance of its obligation under this Agreement and the Employment Agreement and the consummation by Cascade and each of its Subsidiaries of the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Cascade or of any of its Subsidiaries or to which Cascade or any of its Subsidiaries or its or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Cascade, (2) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws of Cascade or any of its Subsidiaries, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Cascade.

(H) Financial Reports. Except as Previously Disclosed in Schedule 5.2(H), (1) Cascade’s audited consolidated balance sheet as of December 31 for the fiscal years 2001 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended 2000 through 2002, inclusive, and such consolidated financial statements for the fiscal year 2003 and all subsequent consolidated quarterly financial statements of Cascade, and (2) Cascade Bank’s call report for the fiscal year ended December 31, 2003, and all other financial reports filed or to be filed subsequent to December 31, 2003, in the form filed with the FDIC and the Department (in each such case under the foregoing clauses (1) and (2), the “Cascade Financial Reports”), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Cascade Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in the Cascade Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders, equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to recurring year-end audit adjustments normal in nature and amount in the case of unaudited statements.

(I) Absence of Undisclosed Liabilities. Except as Previously Disclosed on Schedule 5.2(I), neither Cascade nor Cascade Bank has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected in the Cascade Financial Reports prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice. Except as Previously Disclosed on Schedule 5.2(I), since December 31, 2002, neither Cascade nor Cascade Bank has incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to Cascade or Cascade Bank) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.

(J) No Events. Except as Previously Disclosed on Schedule 5.2(J), since December 31, 2002, no event has occurred which is reasonably likely to have a Material Adverse Effect on it.

(K) Properties. Except as reserved against in the Cascade Financial Reports, and as disclosed in title insurance policies held by Cascade, Cascade and each of its Subsidiaries has good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities of any character (each an “Encumbrance”), to all of the properties and assets, tangible and intangible, reflected in the Cascade Financial Reports as being owned by Cascade or its Subsidiaries as of the dates thereof other than those Encumbrances that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Cascade and Cascade Bank and except those Encumbrances of record. All buildings and all material fixtures, equipment, and other property and assets that are held under leases or subleases by Cascade or any of its Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms, other than any such exceptions to validity or enforceability that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on it.

(L) Litigation; Regulatory Action. Except as Previously Disclosed in Schedule 5.2(L) no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Cascade or its Subsidiaries or that alleges claims under any fair lending law or other law relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and, to Cascade’s Knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in Schedule 5.2(L), neither Cascade nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Schedule 5.2(L), a “Regulatory Agreement”), any Regulatory Authority that restricts the conduct of its business or that in any manner related to its capital adequacy, its credit policies, its management or its business, nor has Cascade or any of its Subsidiaries been advised by any Regulatory Authority that is considering issuing or requesting any Regulatory Agreement.

(M) Compliance with Laws. Except as Previously Disclosed in Schedule 5.2(M), each of Cascade and its Subsidiaries:

(1) Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses presently conducted and that are material to the business of it and its Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Cascade’s Knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

(2) Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that Cascade or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Cascade or its Subsidiaries, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Cascade or its Subsidiaries, or (c) requiring any of Cascade or its Subsidiaries (or any of its or their officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and

(3) Is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act.

(N) Reports. Since December 31, 2001, Cascade and Cascade Bank have filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file with (1) the FDIC, (2) the Federal Reserve Board, (3) the Department, and (4) any other Regulatory Authorities having jurisdiction with respect to Cascade and its Subsidiaries. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(O) Brokers and Finders. Neither Cascade nor any Subsidiary of Cascade, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Cascade has engaged, and will pay a fee or commission to, Keefe, Bruyette & Woods, Inc.

(P) Approvals. As of the Execution Date, to Cascade’s Knowledge, there is no reason why the regulatory approvals referred to in Section 7.1(B) should not be obtained.

(Q) Labor Agreements. Neither Cascade nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Cascade or any of its Subsidiaries the subject of a proceeding asserting that Cascade or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Cascade’s or Cascade Bank’s Knowledge is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(R) Loan Portfolio.

(1) Except as Previously Disclosed in Schedule 5.2(R), neither Cascade nor any of its Subsidiaries is a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) under the terms of which the obligor was, as of December 31, 2003, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater shareholder of Cascade or any of its Subsidiaries, or to Cascade’s or Cascade Bank’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 5.2(R) sets forth (x) all of the Loans of Cascade or any of its Subsidiaries that as of December 31, 2003, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of Cascade or Cascade Bank that as of December 31, 2003, was classified as “Other Real Estate Owned” and the book value thereof.

(2) Except where failure would not have a Material Adverse Effect on the Loan, each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(S) Allowance for Possible Loan Losses. The allowance for possible loan losses shown on the consolidated balance sheets in the December 31, 2002 Financial Reports of Cascade was, and the allowance for possible loan losses to be shown on subsequent Financial Reports of Cascade was and will be adequate in the opinion of the Board of Directors of Cascade to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the date thereof.

(T) Environmental Matters.

(1) To Cascade’s and Cascade Bank’s Knowledge, they and each of their Subsidiaries, the Participation Facilities and the Loan/ Fiduciary Properties are, and have been, in compliance with all Environmental Laws, except for instances of noncompliance that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Cascade or its Subsidiaries.

(2) There is no proceeding pending or, to Cascade’s or Cascade Bank’s Knowledge, threatened before any court, governmental agency or board or other forum in which Cascade or any of its Subsidiaries or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Cascade or any of its Subsidiaries or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Cascade or its Subsidiaries or have been Previously Disclosed in Schedule 5.2(T)(2).

(3) There is no proceeding pending or, to Cascade’s or Cascade Bank’s Knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/ Fiduciary Property (or Cascade or any of its Subsidiaries in respect of any Loan/ Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/ Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Cascade or have been Previously Disclosed in Schedule 5.2(T)(3).

(4) To Cascade’s and Cascade Bank’s Knowledge, there is no reasonable basis for any proceeding of a type described in subparagraph (2) or (3) of this paragraph (T), except as has been Previously Disclosed in Schedule 5.2(T)(4).

(5) To Cascade’s and Cascade Bank’s Knowledge, during the period of (a) ownership or operation by Cascade or any of its Subsidiaries of any of its respective current properties, (b) participation in the management of any Participation Facility by Cascade or any of its Subsidiaries, or (c) holding of a security or other interest in a Loan/ Fiduciary Property by Cascade or any of its Subsidiaries, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/ Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Cascade or any of its Subsidiaries or have been Previously Disclosed in Schedule 5.2(T)(5).

(6) To Cascade’s and Cascade Bank’s Knowledge, prior to the period of (a) ownership or operation by Cascade or any of its Subsidiaries of any of its respective current properties, (b) participation in the management of any Participation Facility by Cascade or any of its Subsidiaries, or (c) holding of a security or other interest in a Loan/ Fiduciary Property by Cascade or any of its Subsidiaries, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan) Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Cascade or any of its Subsidiaries or have been Previously Disclosed in Schedule 5.2(T)(6).

(U) Tax Reports. Except as Previously Disclosed in Schedule 5.2(U), (1) all federal and state reports and returns and, to Cascade’s and Cascade Bank’s Knowledge, all other reports and returns with respect to Taxes that are required to be filed by or with respect to Cascade or any of its Subsidiaries, including consolidated federal income tax returns of Cascade and its Subsidiaries (collectively, the “Tax Returns”), have been duly filed, or requests for extensions have been timely filed and have not expired, for periods ended on or prior to the most recent fiscal year-end, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Cascade or its Subsidiaries, and such Tax Returns were true, complete and accurate in all material respects, (2) all Taxes shown to be due on the Tax Returns have been paid in full, (3) the Tax Returns have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (4) all Taxes due with respect to completed and settled examinations have been paid in full, (5) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on Cascade or any of its Subsidiaries, except as reserved against in the Cascade Financial Reports, and (6) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of Cascade or any of its Subsidiaries.

(V) Derivatives Contracts. None of Cascade or its Subsidiaries is a party to or has agreed to enter into a Derivatives Contract or owns securities that are referred to as “structured notes” except for those Derivatives Contracts and structured notes Previously Disclosed in Schedule 5.2(V). Schedule 5.2(V) includes a list of any assets of Cascade or its Subsidiaries that are pledged as security for each such Derivatives Contract.

(W) No Further Action. Cascade and its Subsidiaries have taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement, or any other action or combination of actions, or any other transactions, contemplated by this Agreement do not and will not (1) require a vote of shareholders (other than as set forth in Section 7.1(A)), or (2) except as contemplated under this Agreement, result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of Cascade or any of its Subsidiaries or under any agreement to which Cascade or any such Subsidiaries is a party, or (3) restrict or impair in any way the ability of the other parties to exercise the rights granted under this Agreement.

(X) Accuracy of Information. The statements with respect to Cascade and its Subsidiaries contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of Cascade pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(Y) Accounting Controls. Each of Cascade and its Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of Cascade and its Subsidiaries is permitted only in accordance with management’s general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(Z) Reorganization. As of the Execution Date, Cascade and Cascade Bank have no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

(AA) Securities Laws. Cascade has previously made available to Issaquah a true and correct copy of each (1) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by Cascade or Cascade Bank with the SEC, the FDIC, the Federal Reserve Board, the Department or any state securities administrator pursuant to the Securities Act, the Exchange Act, or any other state or federal securities or banking laws (“Securities Laws”) and related regulations (collectively, the “Cascade Reports”) and (2) material communication relating to financial performance mailed by Cascade to its shareholders since December 31, 2001, and no such Cascade Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. Cascade and Cascade Bank have timely filed all Cascade Reports and other documents required to be filed by them under the Securities Laws and related regulations since December 31, 2001, and, as of their respective dates, all Cascade Reports complied with the published rules and regulations with respect thereto.

ARTICLE VI.

COVENANTS

      Each of Issaquah and Issaquah Bank hereby covenants to Cascade and Cascade Bank, and each of Cascade and Cascade Bank hereby covenants to Issaquah and Issaquah Bank, that:

      6.1     Best Efforts. Subject to the terms and conditions of this Agreement and, in the case of Issaquah and Issaquah Bank, to the exercise by their Boards of Directors of such Boards’ fiduciary duties, each party shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by September 30, 2004, and to otherwise enable consummation of the transactions contemplated by this Agreement, and shall cooperate fully with the other parties to that end (it being understood that any amendments to the Registration Statement or a re-solicitation of proxies as a consequence of a Cascade Transaction shall not violate this covenant).

      6.2     Proxy Statement; Meeting. Issaquah agrees to promptly assist Cascade in the preparation of a proxy statement (the “Proxy Statement”) to be mailed to the holders of Issaquah Common Stock in connection with the transactions contemplated by this Agreement and to be filed by Cascade as an exhibit to the registration statement (the “Registration Statement”) with the SEC as provided in Section 6.7, and Issaquah shall take all steps necessary to duly call, give notice of, convene and hold a meeting (the “Meeting”) of the holders of Issaquah Common Stock to be held as soon as practicable after the date on which the Registration Statement becomes effective for purposes of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. Subject to the exercise of its fiduciary duties, the Board of Directors of Issaquah shall recommend approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement and, unless this Agreement has been terminated as provided herein, Issaquah shall use its reasonable best efforts to solicit and obtain votes of the holders of Issaquah Common Stock in favor of the approval of this Agreement and the transactions contemplated by this Agreement.

      6.3     Registration Statement Compliance with Securities Laws. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meeting, such Registration Statement, and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by or on behalf of Issaquah or Issaquah Bank relating to Issaquah or its Subsidiaries and by or on behalf of Cascade relating to Cascade or its Subsidiaries, (A) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (B) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, in no event shall any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

      6.4     Registration Statement Effectiveness. Cascade will advise Issaquah, promptly after Cascade receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Cascade Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, and of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

      6.5     Publicity; Press Releases. Except as expressly permitted by this Agreement, so long as this Agreement is in effect, neither Cascade nor Issaquah shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

      6.6     Access; Information.

      (A) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Date, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the Execution Date. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

      (B) All information furnished to Cascade or Issaquah by the other party hereto pursuant to Section 6.6(A) shall be subject to, and the parties shall hold all such information in confidence in accordance with, the provisions of their confidentiality agreement dated December 17, 2003 (the “Confidentiality Agreement”).

      6.7     Registration Statement Preparation. Cascade shall, as promptly as practicable following the Execution Date, prepare and file the Registration Statement with the SEC with respect to the shares of Cascade Common Stock to be issued to the holders of Issaquah Common Stock pursuant to this Agreement, and Cascade shall use its best efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof.

      6.8     Affiliate Agreements. Issaquah will use its best efforts to induce each person who may be deemed to be an “affiliate” of Issaquah for purposes of Rule 145 under the Securities Act, to execute and deliver to Cascade on or before the mailing of the Proxy Statement for the Meeting, an agreement in the form attached hereto as Exhibit D restricting the disposition of the shares of Cascade Common Stock to be received by such person in exchange for such person’s shares of Issaquah Common Stock.

      6.9     State Takeover Laws. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to any applicable state takeover statute, and each party shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable state takeover law.

      6.10     Shares Listed. Cascade shall use its best efforts to cause to be listed, prior to the Effective Date, on the NASDAQ Small-Cap Market upon official notice of issuance the shares of Cascade Common Stock to be issued to the holders of Issaquah Common Stock.

      6.11     No Rights Triggered. Except for those consents of Third Parties Previously Disclosed on Schedule 5.1(G), Issaquah and Issaquah Bank shall take all necessary steps to ensure that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger) and any other action or combination of actions, or any other transactions contemplated by this Agreement, do not and will not (A) result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of Issaquah or Issaquah Bank or under any agreement to which Issaquah or Issaquah Bank is a party (other than rights pursuant to agreements or arrangements listed or described on Schedule 3.6, or (B) restrict or impair in any way the ability of Cascade or Cascade Bank to exercise the rights granted under this Agreement.

      6.12     Regulatory Applications. Cascade and Cascade Bank, each shall (A) promptly prepare and submit all necessary notices and applications to the appropriate Regulatory Authorities for approval of the Corporate Merger, the Bank Merger and other transactions contemplated by this Agreement, and (B) promptly make all other appropriate filings to secure all other approvals, consents and rulings that are necessary for the consummation of the Corporate Merger and the Bank Merger.

      6.13     Current Information.

      (A) During the period from the Execution Date to the Effective Date, each of Issaquah and Cascade shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other.

      (B) Each of Issaquah and Cascade shall promptly notify the other of (1) any material change in the business or operations of it or its Subsidiaries, (2) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to it or its Subsidiaries, (3) the initiation or threat of material litigation involving or relating to it or its Subsidiaries, or (4) any event or condition that might reasonably be expected to cause any of its representations or warranties set forth in this Agreement not to be true and correct in all material respects as of the Effective Date or prevent it or its Subsidiaries from fulfilling its or their obligations under this Agreement.

      6.14     Indemnification or Insurance. Cascade shall either: (A) indemnify Issaquah’s and Issaquah Bank’s directors and officers against loss, liability or damages with respect to acts or omissions of such persons in their capacity as directors or officers, occurring prior to the Effective Date to the same extent as such persons are indemnified immediately prior to the Effective Date pursuant to Issaquah’s and Issaquah Bank’s Articles of Incorporation and Bylaws, for a period of three (3) years after the Effective Date; or, at Cascade’s option, (B) Cascade will cause the persons serving as officers and directors of Issaquah and Issaquah Bank immediately prior to the Effective Date to be covered for a period of three (3) years after the Effective Date by the current policies of directors and officers liability insurance maintained by Issaquah and Issaquah Bank with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the Effective Date. The provisions of this Section 6.14 are intended to be for the benefit of, and shall be enforceable by, each of the present officers and directors of Issaquah and Issaquah Bank and each such person’s respective heirs and representatives.

      6.15     Tax. Neither Issaquah nor Cascade, nor any of their Subsidiaries shall take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

      6.16     Certain Actions.

      (A) Except with respect to this Agreement and the transactions contemplated hereby, neither Issaquah, Issaquah Bank nor any of their directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).

      (B) Notwithstanding anything herein to the contrary, Issaquah and its Board of Directors shall be permitted to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that (a) Issaquah’s Board of Directors concludes in good faith and consistent with its fiduciary duties to Issaquah’s shareholders under applicable law that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, Issaquah’s Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreement, and (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, Issaquah’s Board of Directors notifies Cascade promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers.

      (C) Issaquah agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the Execution Date with any parties conducted heretofore with respect to any Acquisition Proposal.

      (D) For purposes of this Section 6.16:

(1) The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving Issaquah or Issaquah Bank or any proposal or offer to acquire a substantial equity interest in (other than as part of a public offering to raise capital that does not require shareholder approval), or (other than in the ordinary course of business) a substantial portion of the assets of, Issaquah or Issaquah Bank, other than the transaction contemplated or permitted by this Agreement.

(2) The term “Superior Proposal” means, with respect to Issaquah and Issaquah Bank, any written Acquisition Proposal made by a person other than Cascade which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving

Issaquah or Issaquah Bank, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of Issaquah or Issaquah Bank, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the Issaquah Common Stock or the Issaquah Bank Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of Issaquah in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

ARTICLE VII.

CONDITIONS PRECEDENT

      7.1     Conditions to Each Party’s Obligations. The obligation of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Effective Date, of the following conditions:

(A) Shareholder Vote. This Agreement and the transactions contemplated hereby shall have been duly approved by the requisite vote of Issaquah’s and Issaquah Bank’s shareholders.

(B) Regulatory Approvals. The parties shall have procured all necessary regulatory consents and approvals by the appropriate Regulatory Authorities, and any waiting periods relating thereto shall have expired; provided, however, that no such approval or consent shall have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Cascade, would deprive Cascade of the material economic or business benefits of the transactions contemplated by this Agreement.

(C) No Pending Or Threatened Claims. No claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or the prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith.

(D) No Injunction. There shall not be in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

(E) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.

(F) Tax Opinion. Cascade and Issaquah shall have received an opinion from Keller Rohrback L.L.P. (“Cascade’s Counsel”) in the form of Exhibit E(2) dated the Effective Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Date, the Corporate Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Cascade’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Cascade, Issaquah and others, reasonably satisfactory in form and substance to such counsel.

(G) Nasdaq Listing. The shares of Cascade Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ Small-Cap Market subject only to official notice of issuance.

      7.2     Conditions to Obligations of Cascade. Unless waived in writing by Cascade and Cascade Bank, the obligations of Cascade and Cascade Bank to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Effective Date of the following conditions:

(A) Performance. Each of the material acts, covenants and undertakings of Issaquah and Issaquah Bank to be performed at or before the Effective Date shall have been duly performed in all material respects.

(B) Representations and Warranties. The representations and warranties of Issaquah and Issaquah Bank contained in this Agreement shall be true and correct on and as of the Effective Date with the same effect as though made on and at the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have a Material Adverse Effect on Issaquah or Issaquah Bank.

(C) Officer’s Certificates. In addition to the documents described elsewhere in this Agreement, Cascade and Cascade Bank shall have received the following documents and instruments:

(1) Certificates signed by the secretary or assistant secretary of Issaquah and Issaquah Bank certifying that: (i) Issaquah’s and Issaquah Bank’s Boards of Directors and shareholders have duly adopted resolutions (copies of which shall be attached to such certificates) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended and remain in full force and effect; (ii) each person executing this Agreement on behalf of Issaquah and Issaquah Bank is an officer of Issaquah and Issaquah Bank, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Agreement, and the signature of each person on such documents is his or her genuine signature; and (iii) the Articles of Incorporation and Bylaws of Issaquah and Issaquah Bank (copies of which shall be attached to such certificates) remain in full force and effect; and

(2) Certificates signed by the president, chief financial officer, and chief credit officer of Issaquah and Issaquah Bank dated the Effective Date stating that the conditions set forth in Sections 7.2(A); 7.2(B), 7.2(E), 7.2(F), and 7.2(K) of this Agreement have been satisfied as of the Effective Date.

(D) Legal Opinion. Cascade and Cascade Bank shall have received a legal opinion, dated the Effective Date, from Foster Pepper Tooze LLP, substantially in the form of Exhibit E(1).

(E) No Material Adverse Change. During the period from the Execution Date to the Effective Date, there shall have occurred or be threatened no change relative to: (1) the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of Issaquah and/or its Subsidiaries which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Issaquah and/or its Subsidiaries, other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of Issaquah or Cascade or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of Issaquah and Issaquah Bank to consummate the transactions contemplated hereby.

(F) Other Business Combinations, Etc. Other than as contemplated hereunder, subsequent to the Execution Date, neither Issaquah nor Issaquah Bank shall have entered into any agreement, letter of intent, understanding or other arrangement pursuant to which Issaquah or Issaquah Bank would merge, consolidate with, effect a business combination with, or sell any substantial part of their assets; acquire a significant part of the shares or assets of any other person or entity (financial or otherwise); or adopt any “poison pill” or other type of anti-takeover arrangement, any shareholder rights provision, or any “golden parachute” or similar program which would have the effect of materially decreasing the value of Issaquah or the benefits of acquiring Issaquah Common Stock.

(G) Affiliate Agreements. Cascade shall have received from each affiliate of Issaquah the agreement referred to in Section 6.8.

(H) Voting Agreements. Cascade shall have received from each director and executive officer of Issaquah the Voting Agreement in substantially the same form set forth as Exhibit A.

(I) Director’s Agreements. Cascade shall have received from each director of Issaquah and Issaquah Bank the Director’s Agreement in substantially the same form set forth as Exhibit B.

(J) Employment Agreement. The Employment Agreement of Robert M. Ittes, substantially in the form of Exhibit C, shall have been duly executed and delivered to Cascade and Cascade Bank.

(K) Minimum Capital. As of the Effective Date, Issaquah’s Capital (after deducting the payment of transaction expenses through the Closing, including appropriate professional expenses incurred with regard to the transactions contemplated by this Agreement) shall not be less than $10,500,000 plus the amount, if any, of cash received from the exercise of Issaquah Options between the Execution Date and the Effective Date. If this condition is not met, Cascade shall have the right at its election to either terminate this Agreement or to reduce the Total Cash Amount (as defined in Section 1.3(A)) by an amount equal to the amount of the shortfall in Capital.

      7.3     Conditions to Obligations of Issaquah. Unless waived in writing by Issaquah and Issaquah Bank, the obligations of Issaquah and Issaquah Bank to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Effective Date of the following conditions:

(A) Performance. Each of the material acts, covenants and undertakings of Cascade and Cascade Bank to be performed at or before the Effective Date shall have been duly performed in all material respects.

(B) Representations and Warranties. The representations and warranties of Cascade and Cascade Bank contained in this Agreement shall be true and correct on and as of the Effective Date with the same effect as though made on and at the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have a Material Adverse Effect on Cascade or Cascade Bank.

(C) Officer’s Certificate. In addition to the documents described elsewhere in this Agreement, Issaquah and Issaquah Bank shall have received the following documents and instruments:

(1) Certificates signed by the secretary or assistant secretary of Cascade and Cascade Bank certifying that: (i) Cascade’s and Cascade Bank’s Boards of Directors have duly adopted resolutions (copies of which shall be attached to such certificates) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended and remain in full force and effect; (ii) each person executing this Agreement on behalf of Cascade or Cascade Bank is an officer of Cascade or Cascade Bank, respectively, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Agreement, and the signature of each person on such documents is his or her genuine signature; and (iii) the Articles of Incorporation and Bylaws of Cascade and Cascade Bank (copies of which shall be attached to such certificate) remain in full force and effect; and

(2) Certificates signed by the President, Chief Financial Officer and Chief Credit Officer of Cascade and Cascade Bank dated the Effective Date stating that the conditions set forth in Sections 7.3(A); 7.3(B) and 7.3(E) of this Agreement have been satisfied as of the Effective Date.

(D) Legal Opinion. Issaquah and Issaquah Bank shall have received a legal opinion, dated the Effective Date, from Keller Rohrback L.L.P. in substantially the form of Exhibit E(3).

(E) No Material Adverse Change. During the period from the Execution Date to the Effective Date, there shall have occurred or be threatened no change relative to: (1) the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of Cascade and/or its Subsidiaries which is reasonably likely, individually or in the aggregate to have a Material Adverse Effect on Cascade and/or its Subsidiaries, other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of Issaquah or Cascade or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of Cascade and/or its Subsidiaries to consummate the transactions contemplated hereby.

(F) Employment Agreement. The Employment Agreement of Robert M. Ittes, substantially in the form of Exhibit C, shall have been duly executed and delivered by Cascade and Cascade Bank.

(G) Fairness Opinion. Issaquah’s financial advisor, Columbia Financial Advisors, Inc., shall not have withdrawn its fairness opinion described in Section 5.1(EE), prior to the Effective Date.

(H) Reorganization. Nothing shall have come to Issaquah’s attention to cause it to have the reasonable belief, after consultation with its legal advisors, that the Corporate Merger will not be treated as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE VIII.

TERMINATION AND AMENDMENT

      8.1     Termination. This Agreement may be terminated at any time prior to the Effective Date, before or after approval of the matters presented in connection with the Merger by the holders of Issaquah Common Stock, under each of the following conditions:

(A) Mutual Consent. By the mutual consent of Cascade and Issaquah, if the Board of Directors of each so determines by vote of a majority of the members of its entire board.

(B) Delay. By Cascade or Issaquah in the event the Merger is not consummated by September 30, 2004, unless the failure of the consummation of the transactions to occur shall be due to the failure of the party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner; provided, however, that Cascade may not terminate the Agreement pursuant to this Section 8.1(B), if such delay results from amendments to the Registration Statement or a resolicitation of proxies as a consequence of a Cascade Transaction, or any other acquisition or sale transaction, or any offering of securities, in which Cascade is involved, and provided, further, that a party may not terminate the Agreement pursuant to this Section 8.1(B) if it is in material breach of any of the provisions of this Agreement.

(C) No Fairness Opinion. By Issaquah in the event the fairness opinion described in Section 7.3(G) is withdrawn; provided, however, if this Agreement is terminated in reliance upon this Section 8.1(C) and Issaquah enters into any Acquisition Agreement providing for any transaction described in clause (1) or clause (2) of Section 6.16(D) within twelve (12) months of the termination of this Agreement pursuant to this Section 8.1(C), Issaquah shall pay to Cascade $1,500,000.

(D) No Regulatory Approvals. By Cascade or Issaquah, in the event that any of the required regulatory approvals described in Section 7.1(B) are denied (or should any such required approval be conditioned upon a substantial deviation from the transactions contemplated); provided however, that either party may extend the term of this Agreement for a sixty (60) day period to prosecute diligently and overturn such denial provided that such denial has been appealed within fourteen (14) business days of the receipt thereof.

(E) Breach of Warranty. By Cascade or Issaquah (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Date; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(E) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 7.2(B) (in the case of a breach of representation or warranty by Issaquah or Issaquah Bank) or Section 7.3(B) (in the case of a breach of representation or warranty by Cascade or Cascade Bank).

(F) Breach of Covenant. By Cascade or Issaquah (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Effective Date.

(G) Superior Proposal. By Issaquah, in the event that the Board of Directors of Issaquah determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal (as defined in Section 6.16) it is necessary to terminate this Agreement in order to comply with its fiduciary duties to Issaquah and to Issaquah’s shareholders under applicable law to continue with the transactions contemplated under this Agreement; provided, however, that the Board of Directors of Issaquah may terminate this Agreement pursuant to this Section 8.1(G) solely in order to concurrently enter into a letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 8.1(G) only after the fifth day following Cascade’s receipt of written notice advising Cascade that the Board of Directors of Issaquah is prepared to accept a Superior Proposal, and only if, during such five-day period, if Cascade so elects, Issaquah and its advisors shall have negotiated in good faith with Cascade to make such adjustments in the terms and conditions of this Agreement as would enable Cascade to proceed with the transactions contemplated herein on such adjusted terms.

(H) Walk-Away. By Cascade upon its prompt written notice to Issaquah on or before the Determination Date, in the event that the Determination Price (as defined below) prior to the Effective Date is less than $14.44; provided, however, that this Agreement may be terminated by Cascade pursuant to this Section 8.1(H) only after the fifth day following Issaquah’s receipt of written notice advising Issaquah that the Board of Directors of Cascade is prepared to terminate this Agreement, and only if, during such five-day period, Issaquah does not agree to consummate the Merger without increasing the Total Stock Amount based on the Collar set forth in Section 1.3(A). For purposes of this Section 8.1(H), the “Determination Price” shall mean the average (rounded to the nearest ten-thousandth) of each Daily Sales Price of Cascade Common Stock for the twenty Trading Days immediately preceding the Determination Date.

If Cascade declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the prices for the Cascade Common Stock shall be appropriately adjusted for the purposes of applying this Section 8.1(H).

(I) Shareholder Approval. By either Cascade or Issaquah if the approval of the shareholders of Issaquah required for the consummation of the Corporate Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

(J) Cascade Condition Precedent. By Cascade as a result of a Material Adverse Change in Issaquah or Issaquah Bank as set forth in Section 7.2(E).

(K) Issaquah Condition Precedent. By Issaquah as a result of a Material Adverse Change in Cascade or Cascade Bank as set forth in Section 7.3(E), or if the condition set forth in Section 7.3(H) cannot be satisfied.

      8.2     Effect of Termination.

      (A) In the event of termination of this Agreement by either Cascade or Issaquah as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (1) Sections 6.6(B), 6.16, 8.1(C) and 8.2 shall survive any termination of this Agreement, and (2) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

      (B) If either party terminates this Agreement pursuant to Section 8.1(I), Issaquah shall pay to Cascade a termination fee equal to $1,000,000 (the “Termination Fee Amount”) by wire transfer of same day funds on the date of termination. Further, if a party terminates this Agreement pursuant to Section 8.1(E) or Section 8.1(F) by reason of the other party’s breach of this Agreement, the non-breaching party shall be entitled to payment of the Termination Fee Amount from the breaching party. The Termination Fee Amount shall also be payable under the circumstances set forth in Section 8.1(G) and Section 8.2(C); provided, however, that if Issaquah terminates this Agreement pursuant to Section 8.1(G) or Section 8.2(C) applies, then the Termination Fee Amount shall be increased to $1,500,000.

      (C) In the event that an Acquisition Proposal with respect to Issaquah shall have been made known to Issaquah and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of Issaquah, and thereafter (1) this Agreement is terminated by either Cascade or Issaquah pursuant to Section 8.1(B) hereof and prior to such termination the shareholders of Issaquah shall not have previously approved the Merger, and (2) within twelve (12) months of such termination Issaquah enters into any Acquisition Agreement providing for any transaction described in clause (1) or clause (2) of Section 6.16(D), then upon the first occurrence of an event contemplated by clause (2) of this Section 8.2(C) Issaquah shall pay Cascade $1,500,000.

      (D) Issaquah and Cascade agree that the agreements contained in Sections 8.2(B) and 8.2(C) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

      8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any date before or after approval of the matters presented in connection with the Merger by the shareholders of Issaquah; provided, however, that after any approval of the transactions contemplated by this Agreement by Issaquah’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Issaquah shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      8.4 Extension; Waiver. At any time prior to the Effective Date, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations or other acts of the other party hereto, (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (C) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX.

ADDITIONAL AGREEMENTS

      9.1 Additional Agreements. In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Continuing Corporation or the Continuing Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Corporate Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Cascade.

      9.2 Advisory Board. Cascade shall, effective as of the Effective Date, cause each individual who is currently serving on the Board of Directors of Issaquah, if such persons are willing to so serve, to be elected or appointed as members of an advisory board (“Advisory Board”) established by Cascade Bank, the function of which shall be to advise Cascade Bank with respect to deposit and lending activities in Issaquah’s market area and to maintain and develop customer relationships. The members of the Advisory Board who are willing to so serve initially shall be elected or appointed for a term of one year; provided, however, that any Advisory Board member may be removed by Cascade Bank if such member has a conflict of interest that compromises such member’s ability to serve effectively as a member of the Advisory Board. The Advisory Board will meet at least quarterly. Each member of the Advisory Board shall receive a fee of $1,000 for each meeting of the Advisory Board that he or she attends. The Board of Directors of Cascade Bank will evaluate the performance of the Advisory Board and reserves the right in its sole discretion to discontinue the Advisory Board after one year.

      9.3 Employees and Benefit Plans.

      (A) Upon consummation of the Merger, except as provided in the Employment Agreement entered into by Robert M. Ittes, all employees of Issaquah and Issaquah Bank shall be deemed to be at-will employees of Cascade and Cascade Bank. Upon Closing, (1) Robert M. Ittes will serve as the President, Issaquah Bank Division of Cascade Bank, and will also serve as a member of Cascade Bank’s Executive Management Committee, (2) the current EVP, Chief Credit Administrator of Issaquah Bank will serve as the EVP, Issaquah Bank Division of Cascade Bank, and (3) the current SVP, Chief Lending Officer of Issaquah Bank will serve as the SVP, Issaquah Bank Division of Cascade Bank. Issaquah Bank employees whose positions are eliminated as a result of the Merger (as determined by Cascade Bank), and who remain as employees of Issaquah Bank through Closing, will be eligible to receive upon Closing two (2) weeks of severance pay for each full year of service with Issaquah Bank. Except for the Employment Agreement with Robert M. Ittes, Cascade and Cascade Bank shall not be required to assume or enter into any consulting, employment, change of control or similar contracts with Issaquah or Issaquah Bank executives, directors, employees or shareholders.

      (B) Following the Merger, all employee benefit plans and programs of Issaquah and Issaquah Bank in effect for its executives and other employees (excluding any stock option, stock purchase, or other equity-based bonus or incentive plan of Issaquah and Issaquah Bank and any SERP, “Top Hat,” severance pay, deferred compensation, change in control or similar discriminatory benefit plan or program or agreement for their executives, which will terminate as of the Effective Date) or comparable plans and programs will continue until such plans and programs are converted to the plans and programs of Cascade and Cascade Bank pursuant to Section 9.3(C).

      (C) At Closing, or as soon as practicable thereafter, employees of Issaquah and Issaquah Bank shall be entitled to participate in the pension, employee benefit and similar plans and programs (including any retirement, 401(k), employee stock ownership, stock purchase, health and welfare benefit plans, bonus or other incentive plans) of Cascade and Cascade Bank on substantially the same terms and conditions as similarly situated employees of Cascade and its Subsidiaries, subject to any eligibility requirements applicable to such plans and programs (but without any waiting periods, evidence of insurability, or application of any pre-existing condition limitations (except with respect to Cascade Bank’s long-term disability plan), to the extent and in a manner consistent with Cascade Bank’s health and welfare benefit plans). For the purpose of determining eligibility to participate in such plans and the vesting and related calculations of benefits under such plans (but not for the accrual of benefits), except with respect to employee stock option plans Cascade and Cascade Bank shall give effect to years of service with Issaquah and Issaquah Bank as if such service were with Cascade or its Subsidiaries. Employees of Issaquah Bank will also participate in the employee stock option plan(s) of Cascade to a comparable extent and at a comparable level to those persons at Cascade Bank of comparable status. Employees of Issaquah and Issaquah Bank will be entitled to carry over unused vacation days and sick leave accrued as of the Effective Date. Cascade shall use its reasonable efforts to facilitate the rollover of the 401(k) plan maintained by Issaquah into the 401(k) plan maintained by Cascade.

ARTICLE X.

GENERAL PROVISIONS

      10.1     Closing; Effective Date; Dividend. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place as soon as practicable and, in any event, within ten (10) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in ARTICLE VII (other than those conditions which relate to actions to be taken at the Closing) (the “Effective Date”), at the offices of Keller Rohrback L.L.P. at 10:00 Pacific Time, unless another time, date or place is agreed to in writing by the parties hereto. On the Effective Date, certificates of merger will be issued by the Department of Financial Institutions of the state of Washington in accordance with applicable law.

      If for any reason other than Issaquah’s or Issaquah Bank’s breach of any of its obligations under this Agreement, the Closing does not occur by the record date for Cascade’s second quarter dividend (estimated at July 7, 2004), upon Closing the Board of Directors of Issaquah will declare and holders of Issaquah Common Stock will receive a cash dividend from Issaquah equal to the amount they would have received from Cascade based on the Stock Percentage (as defined in Section 1.4(B)) if the Closing had occurred on that record date.

      10.2     Survival. Only those agreements and covenants in this Agreement that by their express terms apply in whole or in part after the Effective Date shall survive the Effective Date. All other representations, warranties, and covenants shall be deemed only to be conditions of the Merger and shall not survive the Effective Date.

      10.3     Counterparts. This Agreement may be executed in one or more facsimile counterparts, each of which shall be deemed to constitute an original. This Agreement shall become effective when one counterpart has been signed by each party.

      10.4     Governing Law; Venue. This Agreement shall be governed by, and interpreted in accordance with, the laws of the state of Washington, without regard to any applicable conflict of law, and venue of any legal action or proceeding between the parties related to this Agreement shall be in Seattle, Washington.

      10.5     Expenses. Each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement.

      10.6     Notices. All notices, requests and other communications hereunder to a “party” shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram, certified or registered mail, overnight courier, telecopy or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties.

If to Cascade or Cascade Bank, to:	CASCADE FINANCIAL CORPORATION
2828 Colby Avenue
Everett, WA 98201
Telephone: (425) 258-0626
Fax: (425) 259-8517
Attn: Carol K. Nelson, President and CEO
With a copy to:	Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Fax: (206) 623-3384
Attn: Glen P. Garrison
If to Issaquah or Issaquah Bank, to:	ISSAQUAH BANCSHARES, INC.
1055 NW Maple Street
P.O. Box 1263
Issaquah, WA 98027
Telephone: (425) 392-8000
Fax: (425) 392-4707
Attn: Robert M. Ittes, President and CEO
With a copy to:	Foster Pepper Tooze LLP
601 SW 2nd Avenue, Suite 1800
Portland, OR 97204-3171
Telephone: (503) 221-0607
Fax: (503) 221-1510
Toll Free: (800) 243-0472
Attn: Gordon E. Crim

      10.7     Entire Understanding. This Agreement (which includes the Exhibits and Schedules thereto) represents the entire understanding of the parties with reference to transactions contemplated by this Agreement and supersedes any and all other oral or written agreements previously made, other than the Confidentiality Agreement between Cascade and Issaquah.

      10.8     Enforcement Proceedings. In any action or proceeding in connection with the enforcement of this Agreement, the prevailing party will be entitled to reimbursement of its reasonable attorneys’ fees and expenses from the non-prevailing party.

      10.9     Headings. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

      10.10     Enforcement of Confidentiality Agreement. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in 6.6(B) of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 6.6(B) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      10.11     Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      10.12     Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

      IN WITNESS WHEREOF, the parties have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CASCADE FINANCIAL CORPORATION	ISSAQUAH BANCSHARES, INC.

By: /s/ CAROL K. NELSON Carol K. Nelson President and Chief Executive Officer	By: /s/ ROBERT M. ITTES Robert M. Ittes President and Chief Executive Officer

CASCADE BANK	ISSAQUAH BANK

By: /s/ CAROL K. NELSON Carol K. Nelson President and Chief Executive Officer	By: /s/ ROBERT M. ITTES Robert M. Ittes President and Chief Executive Officer

EXHIBITS

Exhibit A	Voting Agreement
Exhibit B	Director’s Agreement
Exhibit C	Employment Agreement of Robert M. Ittes
Exhibit D	Affiliate Agreement
Exhibit E	(1) Legal Opinion of Foster Pepper Tooze LLP
(2) Legal Opinion of Keller Rohrback L.L.P.
(3) Tax Opinion of Keller Rohrback L.L.P.
Exhibit F	Illustrative Calculations of Merger Consideration

SCHEDULES

Issaquah and Issaquah Bank Disclosures

Schedule 1.5(C)	Issaquah Options
Schedule 3.4	Changes to Line of Business, Operating Procedures, etc.
Schedule 3.6	New or Changes to Compensation, Employment Agreements, etc.
Schedule 3.7	New or Modifications to Benefit Plans
Schedule 3.11	New or Changes to Material Contracts
Schedule 5.1(C)	Shares Outstanding
Schedule 5.1(D)	Issaquah Subsidiaries
Schedule 5.1(G)	No Defaults — Agreements Requiring Third Party Consent
Schedule 5.1(H)	Issaquah Financial Reports
Schedule 5.1(I)	Undisclosed Liabilities
Schedule 5.1(J)	No Events Causing Material Adverse Effect
Schedule 5.1(L)	Litigation, Regulatory Action
Schedule 5.1(M)	Compliance with Laws
Schedule 5.1(N)	Material Contracts
Schedule 5.1(Q)(1)	List of Employee Benefit Plans
Schedule 5.1(Q)(2)	Employee Benefit Plans Not Qualified Under ERISA
Schedule 5.1(Q)(6)	Obligations for Retiree Health and Life Benefits
Schedule 5.1(Q)(7)	Agreements Resulting in Payments to Employees Under Any Compensation and Benefit Plan with Respect to Proposed Transaction
Schedule 5.1(T)	Loan Portfolio
Schedule 5.1(V)	Insurance
Schedule 5.1(W)	Affiliates
Schedule 5.1(Z)(2)	Pending Proceedings with Respect to Environmental Matters
Schedule 5.1(Z)(3)	Pending Proceedings with Respect to Environmental Matters Involving Loan/ Fiduciary Property
Schedule 5.1(Z)(4)	Pending Proceedings with Respect to Environmental Matters Listed in Sections 5.1(Z)(2) or (3)
Schedule 5.1(Z)(5)	Actions During Ownership Which Could Have Material Adverse Effect with Respect to Environmental Matters

Schedule 5.1(Z)(6)	Actions Prior to Ownership Which could Have Material Adverse Effect with Respect to Environmental Matters
Schedule 5.1(AA)	Tax Report Matters
Schedule 5.1(CC)	Derivative Contracts, including a list of any assets pledged as security for such Derivative Contracts
Schedule 5.1(EE)	Fairness Opinion

Cascade and Cascade Bank Disclosures

Schedule 5.2(C)	Shares
Schedule 5.2(D)	Cascade Subsidiaries
Schedule 5.2(G)	No Defaults
Schedule 5.2(H)	Cascade Financial Reports
Schedule 5.2(I)	Absence of Undisclosed Liabilities
Schedule 5.2(J)	No Events Causing Material Adverse Effect
Schedule 5.2(L)	Litigation, Regulatory Action
Schedule 5.2(M)	Compliance with Laws
Schedule 5.2®	Loan Portfolio
Schedule 5.2(T)(2)	Pending Proceedings With Respect to Environmental Matters
Schedule 5.2(T)(3)	Pending Proceedings with Respect to Environmental Matters Involving Loan/ Fiduciary Property
Schedule 5.2(T)(4)	Pending Proceedings with Respect to Environmental Matters Listed in Sections 5.2(V)(2) or (3)
Schedule 5.2(T)(5)	Actions During Ownership Which Could Have Material Adverse Effect with Respect to Environmental Matters
Schedule 5.2(T)(6)	Actions Prior to Ownership Which could Have Material Adverse Effect with Respect to Environmental Matters
Schedule 5.2(U)	Tax Report Matters
Schedule 5.2(V)	Derivatives Contracts, including a list of any assets pledged as security for such Derivatives Contracts

APPENDIX B — DISSENTERS’ RIGHTS UNDER THE WASHINGTON

BUSINESS CORPORATION ACT

Chapter 13 of the Washington Business Corporation Act

RCW 23B.13.010 Definitions. As used in this chapter:

      (1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

      (2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

      (3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

      (5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

      (6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

      (7) “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020 Right to dissent.

      (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

      (2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

      (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030 Dissent by nominees and beneficial owners.

      (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

      (2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200 Notice of dissenters’ rights.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

      (2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210 Notice of intent to demand payment.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

      (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.220 Dissenters’ rights — Notice.

      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

      (2) The notice must be sent within ten days after the effective date of the corporate action, and must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

RCW 23B.13.230 Duty to demand payment.

      (1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

      (2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

      (3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240 Share restrictions.

      (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

      (2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250 Payment.

      (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

      (2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

RCW 23B.13.260 Failure to take action.

      (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

      (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270 After-acquired shares.

      (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

      (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280 Procedure if shareholder dissatisfied with payment or offer.

      (1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

      (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300 Court action.

      (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      (2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

      (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

      (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310 Court costs and counsel fees.

      (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

      (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C — FAIRNESS OPINION OF COLUMBIA FINANCIAL ADVISORS, INC.

April      , 2004

Board of Directors
Issaquah Bancshares, Inc.
1055 N.W. Maple Street
Issaquah, Washington 98027

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Issaquah Bancshares, Inc. (“Issaquah”) of the consideration to be received by the common shareholders of Issaquah Bancshares, Inc. from Cascade Financial Corporation (“Cascade”) pursuant to the terms of the Agreement and Plan of Merger dated February 11, 2004 (the “Agreement”) between Issaquah and Cascade. In connection with the proposed merger transaction (the “Merger”) whereby Issaquah will be merged into Cascade, each issued and outstanding share of Issaquah common stock (along with its associated rights) at the effective time of the Merger (other than shares to which holders are exercising appraisal rights pursuant to applicable law) will be exchanged for Cascade cash and common stock (the “Merger Consideration”). At the Effective Date, Cascade will generally exchange cash of $9,192,105 and 1,188,268 shares in common stock for the 408,538 Issaquah outstanding shares of common stock, and $1,427,872 in cash and Cascade common stock for the 29,010 Issaquah stock options outstanding at the date hereof that is calculated at $32,068,169, $75.00 per Issaquah share, based on a $18.05 Cascade stock price that is the average closing price for the ten-trading day period of January 2, 2004 through January 15, 2004.

      The Issaquah shareholders will have the option to elect cash and/or common stock of Cascade. The Agreement provides the complete terms of the proposed transaction, and this summary is qualified in its entirety by reference thereto.

      Columbia Financial Advisors, Inc., as a part of its investment banking services, is periodically engaged in the valuation of bank holding companies, commercial banks and thrift institutions and advises the directors, officers and shareholders of both public and private institutions with respect to the fairness, from a financial point of view, of the consideration to be received in transactions such as that proposed by the Agreement. With particular regard to our qualifications for rendering an opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the Issaquah shareholders, we have advised numerous Washington, Oregon, Idaho and Montana community banks regarding fairness of merger and capital transactions in the past five years. Issaquah has agreed to pay a fee for our financial advisory service and for rendering this opinion letter.

      In connection with rendering this opinion, we have, among other things: (i) reviewed the executed Agreement dated February 11, 2004; (ii) reviewed Issaquah’s financial information for the twelve months ended December 31, 2003, the twelve months ended December 31, 2002, the twelve months ended December 31, 2001, and the twelve months ended December 31, 2000; (iii) reviewed certain internal financial analyses and certain other forecasts prepared by and reviewed with the management of Issaquah; (iv) conducted interviews with senior management of Issaquah regarding the past and current business operations, results thereof, and financial condition; (v) reviewed the current market environment generally and the banking environment in particular; (vi) reviewed the prices paid in certain recent mergers and acquisitions in the banking industry on a regional and national basis; (vii) reviewed audited financial information for the fiscal year ended December 31, 2003, included in the Form 10-K filed with the U.S. Securities and Exchange Commission; (viii) reviewed the price ranges and dividend history for Cascade common stock; (ix) conducted interviews with senior management of Cascade regarding the past and current business operations, results thereof, and financial condition; and (x)  reviewed such other information, studies and analyses, performed such other investigations and took into account such other matters as we deemed appropriate.

      In conducting our review and arriving at our opinion, we have assumed and relied on the accuracy and completeness of all financial information publicly available and supplied or otherwise made available to us,

C-1

Board of Directors
Issaquah Bancshares, Inc.
April      , 2004

and we have not independently verified such information nor have we undertaken an independent appraisal of the assets or liabilities of Issaquah or Cascade. We are not expert in the evaluation of loan portfolios for the purpose of assessing the adequacy of the loan loss reserve and assumed that these reserves are, in the aggregate, adequate to cover future losses. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the senior management of Issaquah and Cascade as of the date of this letter.

      This opinion is necessarily based upon economic, market and other conditions as they exist and can be evaluated as of the date of this letter. In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions, limitations or conditions will be imposed that would have a material adverse effect on the expected benefits of the Merger to Issaquah or the ability to consummate the Merger.

      This opinion is being furnished for the use and benefit of the Board of Directors of Issaquah and is not intended to be nor constitutes a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated. No limitations were imposed on us regarding the scope of its investigation or otherwise by Cascade or Issaquah.

      We are not expressing any opinion herein as to the prices at which shares of Cascade Common Stock have traded or may trade at any future date.

      In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be issued by Cascade to the Issaquah shareholders pursuant to the Agreement is fair, from a financial point of view, to the shareholders of Issaquah.

Very truly yours,

COLUMBIA FINANCIAL ADVISORS, INC.

By:

Robert J. Rogowski
Principal

C-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (“WBCA”) contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advance of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.

      Pursuant to Cascade’s articles of incorporation, Cascade will, to the fullest extent permitted by the WBCA, reimburse and indemnify the directors and officers of Cascade, its subsidiaries and affiliates for expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with any legal action, suit or proceeding by reason of the fact that such person is or was a director or officer, except (a) if the acts or omissions of the person are adjudged to be in violation of law, (b) if such person is liable to the corporation for an unlawful distribution, or (c) if such person personally received a benefit to which he or she was not entitled. Executives and managers of the corporation are entitled to similar reimbursement and indemnification. In addition, Cascade’s articles of incorporation provide that the directors of Cascade shall not be personally liable for monetary damages to Cascade for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors.

Item 21.	Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
Number	Description of Document

2	Agreement and plan of merger dated February 11, 2004, by and among Cascade Financial Corporation, Cascade Bank, Issaquah Bancshares, Inc. and Issaquah Bank (incorporated by reference to appendix A to the proxy statement/ prospectus in this registration statement).
3.1	Articles of incorporation of registrant are incorporated herein by reference to exhibit A to the registrant’s definitive proxy statement filed on March 26, 2003.
3.2	Bylaws of registrant.
5	Opinion of Keller Rohrback L.L.P. regarding legality of securities.
8	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.
10.1	Form of director’s agreement of Issaquah directors.
10.2	Form of voting agreement of Issaquah directors.
10.3	Employment agreement of Robert M. Ittes with Cascade.
10.4	Change of control/severance agreement of Robert M. Ittes with Cascade.
23.1	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as exhibit 5).

Exhibit
Number	Description of Document

23.2	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as exhibit 8).
23.3	Consent of KPMG LLP, Cascade Financial Corporation’s independent auditors for 2003 and prior years.
23.4	Consent of Columbia Financial Advisors, Inc., Issaquah’s financial advisor.
24	Power of attorney (contained in the signature page of the registration statement).
99.1	Form of proxy to be mailed to shareholders of Issaquah.

      (b) Financial Statement Schedules

Not applicable.

      (c) Reports, Opinions or Appraisals

Opinion of Columbia Financial Advisors, Inc. (incorporated by reference to appendix C to the proxy statement/ prospectus).

Item 22.	Undertakings

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Everett, State of Washington on March 29, 2004.

CASCADE FINANCIAL CORPORATION

By:	/s/ CAROL K. NELSON

Carol K. Nelson
President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of CASCADE FINANCIAL CORPORATION does hereby constitute and appoint CAROL K. NELSON and LARS H. JOHNSON, and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a registration statement on Form S-4 of Cascade Financial Corporation, and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CAROL K. NELSON Carol K. Nelson	President and Chief Executive Officer	March 29, 2004

/s/ LARS H. JOHNSON Lars H. Johnson	Executive Vice President (Principal Financial and Accounting Officer)	March 29, 2004

/s/ FRANK M. MCCORD Frank M. McCord	Chairman of the Board	March 29, 2004

/s/ JANICE HALLADAY Janice Halladay	Director	March 29, 2004

/s/ DAVID W. DUCE David W. Duce	Director	March 29, 2004

Signature	Title	Date

/s/ DAVID O’CONNOR David O’Connor	Director	March 29, 2004

/s/ HENRY ROBINETT Henry Robinett	Director	March 29, 2004

/s/ D. R. MURPHY D. R. Murphy	Director	March 29, 2004

/s/ RONALD E. THOMPSON Ronald E. Thompson	Director	March 29, 2004

/s/ G. BRANDT WESTOVER G. Brandt Westover	Director	March 29, 2004

/s/ CRAIG SKOTDAL Craig Skotdal	Director	March 29, 2004

/s/ DWAYNE LANE Dwayne Lane	Director	March 29, 2004

EXHIBIT INDEX

Exhibit
Number	Description of Document

2	Agreement and plan of merger dated February 11, 2004, by and among Cascade Financial Corporation, Cascade Bank, Issaquah Bancshares, Inc. and Issaquah Bank (incorporated by reference to appendix A to the proxy statement/ prospectus in this registration statement).
3.1	Articles of incorporation of registrant are incorporated herein by reference to exhibit A to the registrant’s definitive proxy statement filed on March 26, 2003.
3.2	Bylaws of registrant.
5	Opinion of Keller Rohrback L.L.P. regarding legality of securities.
8	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.
10.1	Form of director’s agreement of Issaquah directors.
10.2	Form of voting agreement of Issaquah directors.
10.3	Employment agreement of Robert M. Ittes with Cascade.
10.4	Change of control/severance agreement of Robert M. Ittes with Cascade.
23.1	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as exhibit 5).
23.2	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as exhibit 8).
23.3	Consent of KPMG LLP, Cascade Financial Corporation’s independent auditors for 2003 and prior years.
23.4	Consent of Columbia Financial Advisors, Inc., Issaquah’s financial advisor.
24	Power of attorney (contained in the signature page of the registration statement).
99.1	Form of proxy to be mailed to shareholders of Issaquah.